Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

HERITAGE COMMERCE CORP

HERITAGE BANK OF COMMERCE

and

PRESIDIO BANK

dated as of

May 16, 2019

EXHIBITS

Exhibit A	–	Form of Voting and Support Agreement
Exhibit B-1	–	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement
Exhibit B-2	–	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement
Exhibit B-3	–	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement
Exhibit B-4	–	Form of Non-Solicitation and Non-Disclosure Agreement
Exhibit C	–	Form of Bank Merger Agreement

PRESIDIO DISCLOSURE SCHEDULE

HCC DISCLOSURE SCHEDULE

Index of Defined Terms

Defined Term	Section
“Acceptable Confidentiality Agreement”	8.15
“Acquisition Proposal”	8.15
“ADA”	3.19(e)
“Affiliate”	8.15
“Agreement”	Preamble
“ALLL”	3.04(e)
“Assumed Option”	2.05(a)
“Bank Secrecy Act”	8.15
“BHCA”	4.01(a)
“Book-Entry Share”	2.01(f)
“Burdensome Condition”	5.07(d)
“business day”	8.15
“Call Report”	8.15
“CECL”	3.04(i)
“Certificate”	2.01(f)
“CFC”	1.01
“CGCL”	1.01
“Change In Control Payments”	8.15
“Change in Recommendation”	5.06(d)
“Charter Documents”	8.15
“Claim”	5.12(a)
“Closing Balance Sheet Date”	5.17
“Closing Date”	1.02
“Closing Financial Statements”	5.17
“Closing”	1.02
“COBRA”	8.15
“Code”	1.08
“Confidentiality Agreement”	8.15
“Contemplated Transactions”	3.03(a)
“Continuing Employees”	5.11(a)
“Contract”	8.15
“CRA Agreement”	3.08(j)
“CRA”	3.08(j)
“DBO”	1.01
“Derivatives Contract”	3.17
“DIF”	3.01(a)
“Dissenting Shareholder”	2.04
“Dissenting Shares”	2.04
“DOL”	3.12(b)
“Effect”	8.15
“Effective Time”	1.02
“End Date”	7.01(b)
“Environmental Laws”	8.15
“Equity Investment”	8.15

“Equity Security”	8.15
“ERISA”	8.15
“Exchange Act”	3.03(c)
“Exchange Agent”	2.02
“Exchange Fund”	2.02
“Fair Housing Act”	8.15
“FDIC”	3.01(a)
“FRB”	3.03(c)
“GAAP”	8.15
“Governmental Authorization”	8.15
“Governmental Entity”	8.15
“Hazardous Substance”	8.15
“HBC”	Preamble
“HCC Benefit Plans”	5.11(a)
“HCC Board Recommendation”	5.06(g)
“HCC Board”	4.03(a)
“HCC Closing Price”	8.15
“HCC Common Stock”	4.02
“HCC Disclosure Schedule”	8.15
“HCC Equity Plans”	8.15
“HCC Material Adverse Effect”	8.15
“HCC Meeting”	5.06(g)
“HCC Reports”	4.04(a)
“HCC”	Preamble
“Home Mortgage Disclosure Act”	8.15
“Indemnified Party” and “Indemnified Parties”	5.12(a)
“Intellectual Property”	8.15
“Investment Security”	8.15
“IRS”	8.15
“IT Systems”	8.15
“Joint Proxy Statement/Prospectus”	5.05(a)
“knowledge”	8.15
“Law” or “Laws”	8.15
“Leased Real Property”	8.15
“Legal Action”	8.15
“Letter of Transmittal”	2.03(a)
“liability”	8.15
“License Agreement”	8.15
“Lien”	8.15
“Loan Data”	3.15(m)
“Loan Documentation”	3.15(b)
“Loan Property”	8.15
“Loan”	8.15
“Merger Consideration”	2.01(d)
“Merger”	1.01
“Monthly Financial Statements”	5.08(d)

“Mortgage Loans”	8.15
“NASDAQ”	3.03(c)
“Obligor”	3.15(b)
“OFAC”	8.15
“Order”	8.15
“ordinary course of business”	8.15
“OREO”	3.19(b)
“OSHA”	3.19(e)
“parties”	8.15
“Permitted Liens”	8.15
“Per Share Exchange Ratio”	2.01(d)
“person”	8.15
“Pre-Closing Period”	5.01(a)
“Presidio Audited Financial Statements”	3.04(a)
“Presidio Board Recommendation”	5.06(b)
“Presidio Board”	3.03(a)
“Presidio Collective Bargaining Agreement”	3.13(b)
“Presidio Common Stock”	3.02(a)
“Presidio Disclosure Schedule”	8.15
“Presidio Employee Plans”	3.12(a)
“Presidio Employee”	3.12(a)
“Presidio Equity Plans”	8.15
“Presidio ERISA Affiliate”	8.15
“Presidio 401(k) Plan”	8.15
“Presidio Financial Statements”	3.04(a)
“Presidio Indemnification Agreements”	5.12(a)
“Presidio Insurance Policies”	3.23
“Presidio Interim Financial Statements”	3.04(a)
“Presidio IP”	8.15
“Presidio Licensed IP”	8.15
“Presidio Material Adverse Effect”	8.15
“Presidio Material Contract”	3.22
“Presidio Meeting”	5.06(a)
“Presidio Owned IP”	8.15
“Presidio Preferred Stock”	3.02(a)
“Presidio Reports”	3.04(b)
“Presidio Stock Option”	2.05(a)
“Presidio Stock-Based Right”	3.02(c)
“Presidio”	Preamble
“Presidio Directors”	5.27
“Previously Disclosed”	8.15
“Professional Expenses”	8.15
“Real Property Lease”	8.15
“Registration Statement”	5.05(a)
“Regulatory Agencies”	8.15
“Reorganization”	1.08

“Representatives”	8.15
“Required Third Party Consents”	5.07(a)
“Requisite Presidio Vote”	3.03(a)
“Requisite Regulatory Approvals”	5.07(a)
“Restricted Stock Units”	2.05(c)
“Retiree Welfare Benefits”	3.12(e)
“Sanctioned Countries”	3.08(e)(ii)
“Sanctions”	3.08(e)(ii)
“Sarbanes-Oxley Act”	8.15
“SEC Reports”	4.04(b)
“SEC”	3.03(c)
“Securities Act”	3.03(c)
“Subordinated Notes”	8.15
“Subsidiary”	8.15
“Superior Proposal”	8.15
“Surviving Corporation”	1.01
“Tail Insurance Policy”	5.12(c)
“Takeover Provisions”	3.31
“Tax Returns”	8.15
“Tax”	8.15
“Termination Fee”	7.03(b)
“Trade Secrets”	8.15
“Transaction Expenses”	8.15
“Treasury Department”	8.15
“Treasury Regulations”	8.15
“USA PATRIOT Act”	8.15
“WARN Act”	8.15

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization, dated as of May 16, 2019 (this “Agreement”), is made and entered into by and between Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California corporation (“HBC”), and Presidio Bank, a California corporation (“Presidio”).

RECITALS

A.    HCC. HCC is a bank holding company organized under the laws of the State of California and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, having its principal place of business in San Jose, California.

B.    HBC. HBC is a California state-chartered bank having its principal office in San Jose, California.

C.    Presidio. Presidio is a California state-chartered bank having its principal office in San Francisco, California.

D.    Board Action. The respective Boards of Directors of HCC, HBC and Presidio have determined that it is in the best interests of their respective companies and their shareholders to consummate the Merger (as defined herein).

E.    Intention of the Parties. It is the intention of the parties to this Agreement that the Merger be treated as a “reorganization” under Section 368(a) of the Code (as defined herein) and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.

F.    Voting and Support Agreements. Each member of the Presidio Board and each executive officer of Presidio (as listed on Schedule A) has entered into a Voting and Support Agreement dated the date of this Agreement substantially in the form of Exhibit A (each, a “Voting and Support Agreement” and, collectively, the “Voting and Support Agreements”) in connection with the Merger.

G.    Non-Solicitation, Non-Competition and Non-Disclosure Agreements. Each member of the Presidio Board and certain of its officers have entered into, as applicable, a Non-Competition, Non-Solicitation and Non-Disclosure Agreement or a Non-Solicitation and Non-Disclosure Agreement, each dated as of the date of this Agreement and substantially in the form attached hereto as Exhibit B-1, B-2, B-3, and B-4 with HCC and HBC.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained in this Agreement the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01    The Merger. On the terms and subject to the conditions set forth in this Agreement, and pursuant to the provisions of the California General Corporation Law (“CGCL”) and, to the extent applicable, the California Financial Code (“CFC”) and the rules and regulations promulgated by the California Department of Business Oversight (“DBO”), at the Effective Time, Presidio shall merge with and into HBC (the “Merger”) and the separate corporate existence of Presidio shall cease. HBC shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”).

Section 1.02    Effective Time. On the terms and conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place as soon as practicable, but in no event later than the fifth (5th) business day after which each of the conditions set forth in Article VI of this Agreement has been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at Closing) or such other time as the parties may mutually agree, at the offices of Buchalter, a Professional Corporation, at 10:00 a.m. Pacific time (the “Closing Date”). On or before the Closing Date, Presidio and HBC will file, or cause to be filed, with the DBO and the California Secretary of State an agreement of merger in substantially the form of Exhibit C to this Agreement. The Merger shall become effective at the time that such agreement of merger has been filed with the DBO as provided in Section 4887(b) of the CFC (the “Effective Time”).

Section 1.03    Effect of the Merger. Upon the consummation of the Merger, the separate corporate existence of Presidio shall cease and HBC shall continue as the surviving entity under the laws of the State of California. The name of “Heritage Bank of Commerce” as the surviving entity of the Merger shall remain “Heritage Bank of Commerce.” From and after the Effective Time, HBC, as the surviving entity of the Merger, shall possess all of the properties and rights and be subject to all of the liabilities and obligations of Presidio.

Section 1.04    Articles of Incorporation and Bylaws. The articles of incorporation and the bylaws of HBC as in effect immediately before the effective time of the Merger shall be the articles of incorporation and bylaws of the Surviving Corporation immediately after the Merger.

Section 1.05    Directors and Executive Officers. The directors of HBC immediately before the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, except for the addition of three new directors as contemplated by Section 5.27, each of whom shall serve until his or her successor shall be duly elected and qualified. The executive officers of HBC immediately before the Merger shall be the executive officers of the Surviving Corporation immediately after the Merger, except for the addition of Clay Jones, each of whom shall serve until such time as their successors shall be duly elected and qualified.

Section 1.06    Possible Alternative Structures. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, HCC shall be entitled after consultation with Presidio to revise the structure of effecting the acquisition of Presidio, if (a) there are no adverse federal or state income tax consequences to Presidio’s shareholders as a result of the modification (including no impact upon the opinions of counsel as to tax matters to be delivered pursuant to this Agreement), (b) the consideration to be paid to the holders of Presidio Common Stock, Presidio Stock Options and Restricted Stock Units under this Agreement is not thereby changed in kind, value or reduced in amount and the delivery of such consideration will not be delayed, (c) the benefits to be received by Presidio’s directors, officers and employees under this Agreement are not diminished and (d) such modification will not delay materially or jeopardize the receipt of any regulatory approvals or other consents and approvals relating to the consummation of the Merger or otherwise cause any condition to Closing set forth in Article VI not to be capable of being fulfilled on a timely basis. The parties agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

Section 1.07    Additional Actions. At any time after the Effective Time, if the Surviving Corporation shall consider that any further assignments or assurances or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title and interest in, to or under any of the rights, properties or assets of Presidio acquired by the Surviving Corporation as a result of the Merger or (b) otherwise carry out the purposes of this Agreement, Presidio, and its duly authorized officers and directors immediately before the Effective Time, shall be deemed to have granted to the Surviving Corporation, to the extent permitted by applicable Law, an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances and to do all acts necessary or proper to vest, perfect and confirm title to and possession of such rights, properties and assets in the Surviving Corporation, and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation, are fully authorized in the name of Presidio, and the Surviving Corporation or otherwise to take any and all such proper and necessary action.

Section 1.08    United States Federal Income Tax Consequences. It is intended that the Merger shall constitute a “reorganization” as that term is used in Section 368(a) of the Internal Revenue Code of 1986, as amended (“Code”), and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code (“Reorganization”). Until the Closing, HCC, HBC and Presidio shall each use commercially reasonable efforts to cause the Merger to qualify as a Reorganization, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a Reorganization. HCC and Presidio each intend to report and, except to the extent otherwise required, shall report, for U.S. federal income tax purposes, the Merger as a “reorganization” within the mean of Section 368(a) of the Code.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01    Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of HCC, HBC or Presidio or the holder of any capital stock of HCC, HBC or Presidio:

(a)    Cancellation of Certain Presidio Common Stock. Each share of Presidio Common Stock that is owned by HCC or Presidio (as treasury stock or otherwise) or any of their respective Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)    HCC Capital Stock. Each share of HCC Common Stock issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(c)    HBC Capital Stock. Each share of HBC common stock, no par value, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(d)    Conversion of Presidio Common Stock. Each share of Presidio Common Stock issued and outstanding immediately before the Effective Time (other than shares to be cancelled and retired under Section 2.01(a), and Dissenting Shares) shall, by virtue of the Merger, be converted into the right to receive 2.470 shares of HCC Common Stock (the “Per Share Exchange Ratio”), together with any cash in lieu of fractional shares as specified in Section 2.01(g) (the “Merger Consideration”).

(e)    Dilution. If HCC changes (or the HCC Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of HCC Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Per Share Exchange Ratio and the Merger Consideration will be adjusted proportionately to account for such change to provide to the holders of Presidio Common Stock (and holders of Presidio Stock Options and Restricted Stock Units) the same economic effect contemplated by this Agreement before such change.

(f)    Cancellation of Shares and Closing of Presidio’s Transfer Books. At the Effective Time, (i) none of the shares of Presidio Common Stock shall be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a valid certificate (each a “Certificate”) previously representing any shares of Presidio Common Stock or owner designated by a book entry previously representing a non-certificated share of Presidio Common Stock (a “Book-Entry Share”) shall thereafter cease to have any rights in such securities, except the right to receive (i) the Per Share Exchange Ratio, (ii) any dividends and other distributions under Section 2.03(e) and (iii) any cash to be paid in lieu of any fractional share of HCC Common Stock under Section 2.01(g) or, in the case of the Presidio Dissenting Shares, the consideration set forth under Section 2.04. The stock transfer books of Presidio shall be closed for all shares of Presidio Common Stock outstanding immediately before the Effective Time, and no further transfer of any such shares of Presidio Common Stock shall be made on such stock transfer books after the Effective Time. After the Effective Time, if any Presidio Certificates or Book-Entry Shares representing shares of Presidio Common Stock are presented for transfer to the Exchange Agent or to the Surviving Corporation or HCC, they shall be cancelled and shall be exchanged as provided in Section 2.03.

(g)    No Fractional Shares. No fractional shares of HCC Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. Any holder of Presidio Common Stock who would otherwise be entitled to receive a fraction of a share of HCC Common Stock (after aggregating all fractional shares of HCC Common Stock issuable to such holder), in lieu of such fraction of a share and upon surrender of such holder’s Certificates or Book-Entry Shares to the Exchange Agent, shall be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share of HCC Common Stock by the HCC Closing Price.

Section 2.02    Exchange Agent; Deposit of Merger Consideration. Before the Closing Date, HCC shall select, with the prior approval of Presidio (such approval not to be unreasonably withheld), a bank or trust company to act as exchange agent in the Merger (the “Exchange Agent”), and provide the Exchange Agent with appropriate instructions regarding the matters described in this Article II in form and substance reasonably acceptable to HCC and Presidio, all under the provisions of an agreement executed between HCC and the Exchange Agent in a customary form that is reasonably acceptable to Presidio. HCC shall deposit, or cause to be deposited, with the Exchange Agent (by instruction to HCC’s transfer agent), before the Effective Time (a) certificates representing the shares of HCC Common Stock issuable pursuant to Section 2.01(d) (or make appropriate alternative arrangements if uncertificated shares of HCC Common Stock represented by a book entry will be issued) and (b) cash sufficient in lieu of fractional shares to be paid under Section 2.01(g). The shares of HCC Common Stock and cash amounts deposited with the Exchange Agent are referred to collectively as the “Exchange Fund.”

Section 2.03    Exchange of Certificates and Book-Entry Shares.

(a)    HCC shall take all steps necessary to cause the Exchange Agent not later than five business days after the Effective Time to mail to holders of Presidio Common Stock of record immediately before the Effective Time (i) a letter of transmittal (“Letter of Transmittal”) in a customary form that is reasonably acceptable to Presidio and (ii) instructions for use in effecting the surrender of such holder’s Certificates and Book-Entry Shares in exchange for the Merger Consideration.

(b)    Upon surrender of a Certificate or Book-Entry Share to the Exchange Agent for exchange, together with a properly completed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or HCC, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of HCC Common Stock (or uncertificated shares of HCC Common Stock represented by a book entry) to which such holder shall have become entitled under Section 2.01(d) and (ii) a check representing the amount of cash in lieu of any fractional share of HCC Common Stock, if any, which such holder has the right to receive as to the Certificate or Book-Entry Share surrendered pursuant to Section 2.01(g). No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. The Certificates or Book-Entry Shares surrendered shall be canceled.

(c)    If any Certificate shall have been lost, stolen, or destroyed, HCC or the Exchange Agent may in its sole discretion require the owner of such lost, stolen, or destroyed Certificate to make and deliver to HCC or the Exchange Agent an affidavit of that fact and an agreement in form reasonably satisfactory to HCC indemnifying HCC and the Surviving Corporation against any claim that may be made against HCC or the Surviving Corporation and to deliver a bond (in such sum as HCC or the Exchange Agent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, HCC, or the Surviving Corporation as to such Certificate.

(d)    If any portion of the HCC Common Stock that a person has the right to receive pursuant to the provisions of Section 2.01(d) is to be issued in a name other than that in which the Certificate or Book-Entry Share surrendered is registered, it shall be a condition to such issuance thereof that the Certificate or Book-Entry Shares surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer.

(e)    All shares of HCC Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if a dividend or other distribution is declared by HCC as to the HCC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions as to the HCC Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared after the Effective Time regarding HCC Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the holder thereof surrenders a Certificate or Book-Entry Share under this Section 2.03. After the surrender of a Certificate or Book-Entry Share under this Section 2.03, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable regarding shares of HCC Common Stock represented by such Certificate or Book-Entry Share.

(f)    Any portion of the Exchange Fund that remains undistributed to holders of Certificates or Book-Entry Shares as of the date 12 months after the Effective Time shall be delivered to HCC upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore surrendered their Certificates or Book-Entry Shares under this Section 2.03 shall thereafter look only to HCC for satisfaction of their claims for the Per Share Exchange Ratio, cash in lieu of fractional shares of HCC Common Stock, and any dividends or distributions as to HCC Common Stock, in each case without interest thereon. None of HCC, the Surviving Corporation, Presidio or the Exchange Agent or any other person shall be liable to any former holder of shares of Presidio Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Law. HCC shall be entitled to rely upon the stock transfer books of Presidio to establish the identity of those persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto.

(g)    Each of the Exchange Agent and HCC shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Presidio Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local, or foreign Tax law or under any other applicable Law. If such amounts are deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(h)    Any portion of the HCC Common Stock made available to the Exchange Agent as to any Dissenting Shares shall be returned to HCC upon demand.

Section 2.04    Dissenting Shares. Shares of Presidio Common Stock that are outstanding immediately before the Effective Time and that are held by a shareholder who is entitled to demand, and who properly demands, the fair market value of such shares pursuant to and who complies with California law (a “Dissenting Shareholder”) shall not be converted into the right to receive the Merger Consideration. For purposes of this Agreement, “Dissenting Shares” means any shares of Presidio Common Stock that a Dissenting Shareholder has properly exercised a demand for fair market value pursuant to California law and has not withdrawn such demand. At the Effective Time, all Dissenting Shares shall be cancelled and retired and shall cease to exist. Any Dissenting Shareholder shall be entitled to receive only the payment provided by California law for the Dissenting Shares owned by such Dissenting Shareholder and not any Merger Consideration. Presidio and HCC shall comply with the provisions of California law regarding the Dissenting Shares. Presidio shall give HCC reasonable opportunity to review and comment on all notices or other communications to be sent to holders of Dissenting Shares, and Presidio shall consider in good faith any comments of HCC and revise such notices or communications as may be appropriate. Presidio shall give HCC (a) prompt notice of any written demands for fair market value, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law relating to shareholders’ demands for fair market value and (b) the opportunity to direct all negotiations and proceedings regarding the Dissenting Shares; provided that HCC shall act in a commercially reasonable manner in directing any such negotiations or proceedings. Presidio shall not, except with the prior written consent of HCC or as otherwise required by applicable Law, voluntarily make any payment for any demands for the purchase of Presidio Common Stock or offer to settle or settle any such demands.

Section 2.05    Assumption of Stock Options, Restricted Stock Awards and Restricted Stock Units.

(a)    HCC and Presidio shall take all actions necessary (including delivery of any required notices by Presidio) to provide that effective as of the Effective Time, without any action on the part of the holders thereof, each outstanding stock option (“Presidio Stock Option”) granted by Presidio to its directors, officers, employees and consultants under the Presidio Equity Plans, whether or not vested, shall cease to represent the right to acquire shares of Presidio Common Stock and shall instead be converted automatically into an option to acquire shares of HCC Common Stock as provided below (an “Assumed Option”), and such Assumed Options shall be assumed by HCC on substantially the same terms and conditions as were applicable under the corresponding Presidio Stock Option immediately before the Effective Time, except that after the Effective Time (i) each Assumed Option shall be exercisable (or shall become exercisable by its terms) for a number of shares of HCC Common Stock equal to the product of (A) the number of shares of Presidio Common Stock that would be issuable upon exercise of such Assumed Option outstanding immediately before the Effective Time multiplied by (B) the Per Share Exchange Ratio, rounded down to the nearest whole share (ii) the per share exercise price for the HCC Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient determined by dividing (A) the per share exercise price for such Presidio Stock Option outstanding immediately before the Effective Time by (B) the Per Share Exchange Ratio, rounded up to the nearest whole cent, (iii) HCC and the compensation committee of the HCC Board shall be substituted for Presidio and the committee of the Presidio Board (including, if applicable, the entire Presidio Board) administering the Presidio Equity Plans, and (iv) each Assumed Option may be exercised solely for shares of HCC Common Stock. The parties hereto acknowledge that the assumption of the Assumed Options pursuant to this Section 2.05(a) is intended to comply with the requirements of Section 1.409A-1(b)(5)(v)(D) of the Treasury Regulations for not treating such Assumed Option as the grant of a new stock right or a change in the form of payment for purposes of Section 409A of the Code and the Treasury Regulations and, to the extent applicable, to comply with the requirements of Section 1.424-1(a) of the Treasury Regulations for not treating such Assumed Option as the modification of a Presidio Stock Option for purposes of Section 424 of the Code and the Treasury Regulations.

(b)    As soon as reasonably practicable following the Closing Date, but in any event no later than five business days after the Closing Date, HCC shall deliver to each person who holds an Assumed Option a document evidencing the foregoing assumption of such Presidio Stock Option by HCC. HCC and Presidio shall cooperate and coordinate regarding any materials to be submitted to the holders of the Presidio Stock Options in connection with any notice required under this Section 2.05. HCC shall cause the registration of shares of HCC Common Stock subject to Assumed Options to become effective as part of a registration statement on Form S-8, or any successor or other appropriate forms, as to the shares of HCC Common Stock subject to such Assumed Options no later than five business days after the Effective Time; and thereafter, HCC shall deliver to holders of Assumed Options any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Assumed Options remain outstanding.

(c)    HCC and Presidio shall take all actions necessary (including delivery of any required notices by Presidio) to provide that effective as of the Effective Time, without any action on the part of the holders thereof, each outstanding restricted stock unit (“Restricted Stock Units”) granted by Presidio to its directors, officers, employees and consultants under the Presidio Equity Plans, whether or not vested, shall cease to represent the right to acquire shares of Presidio Common Stock and shall instead be converted automatically into the right to acquire shares of HCC Common Stock. As to the Restricted Stock Units arising under the 2019 Annual Equity Pool established under the Presidio Bank 2019 Directors’ Compensation Plan and the Presidio Bank 2016 Equity Incentive Plan, if the Closing occurs prior to January 1, 2020, for each director who continues to serve as a director of Presidio through the Closing Date, the number of shares of Presidio Common Stock subject to such director’s Restricted Stock Units immediately prior to the Closing Date shall be determined as of the end of the calendar month immediately preceding the Closing Date based upon (i) a prorated portion of the target number of shares of Presidio Common Stock subject to the 2019 Annual Equity Pool (9,041 shares multiplied by the number of months completed during 2019 prior to the Closing Date and divided by 12), (ii) Presidio’s level of achievement of its aggregate pre-tax income goal for the months completed during 2019 prior to the Closing Date and (iii) the director’s number of points awarded under the 2019 Annual Equity Pool for service in the months completed during 2019 prior to the Closing Date relative to the number of such points awarded to all directors for service in such months. The number of shares of HCC Common Stock subject to each Restricted Stock Unit shall be equal to the number of shares of Presidio Common Stock subject to the Restricted Stock Unit immediately prior to the Closing Date multiplied by the Per Share Exchange Ratio, which number of shares of HCC Common Stock shall be delivered to the holders of Restricted Stock Units at Closing, provided that any fractional shares of HCC Common Stock shall be treated as set forth in Section 2.01(g).

(d)    Immediately prior to the Effective Time, any vesting conditions applicable to each award of restricted common stock of Presidio granted under a Presidio Equity Plan shall, automatically and without any action on the part of the holder thereof and consistent with the terms of the Presidio Equity Plan, accelerate in full and such restricted stock shall become free of any restrictions and any repurchase right shall lapse, and the holder thereof shall be entitled to receive shares of HCC Common Stock in accordance with the Per Share Exchange Ratio (provided that any fractional shares of HCC Common Stock shall be treated as set forth in Section 2.01(g)), less any applicable Taxes required to be withheld with respect to such vesting.

(e)    At or before the Closing Date, Presidio and the Presidio Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions which may be necessary to effectuate the provisions of this Section 2.05.

(f)    The transactions contemplated by this Section 2.05 shall in all cases be completed in a manner designed to comply with Section 409A of the Code and, to the extent applicable, Section 424 of the Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PRESIDIO

Except as Previously Disclosed, Presidio hereby represents and warrants to HCC as follows:

Section 3.01    Organization; Qualification and Subsidiaries.

(a)    Corporate Organization. Presidio is a corporation and a California state-chartered bank duly organized, validly existing in good standing under the laws of California. Presidio is authorized by the DBO according to the CFC and to the DBO rules and regulations to conduct a commercial banking business in California. Presidio has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as is now being conducted. The deposits of Presidio are insured up to the applicable limits through the Deposit Insurance Fund (“DIF”) as administered by the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid have been paid when due. No Legal Action for the termination or revocation of such insurance is pending, or to the knowledge of Presidio, has any such termination or revocation been threatened. Presidio is a member bank in good standing of the

Federal Home Loan Bank of San Francisco. Presidio is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified, would not reasonably be expected, individually or in the aggregate, to have a Presidio Material Adverse Effect.

(b)    Charter Documents. Presidio has delivered or made available to HCC a correct and complete copy of the Charter Documents of Presidio, as amended and currently in effect. Presidio is not in violation of any of the provisions of its Charter Documents.

(c)    Minute Books. The minute books of Presidio, in all material respects, contain accurate records of all meetings and accurately reflect all other material actions taken by the shareholders, the Presidio Board and all standing committees of the Presidio Board.

(d)    Subsidiaries. Presidio on and from the date of this Agreement through the Closing Date does not have and will not have directly or indirectly any Subsidiary. Presidio as of the date of this Agreement through the Closing Date does not have and will not have or own a beneficial interest in directly or indirectly any Equity Investment in any person, except (i) securities held in the investment portfolios of Presidio, (ii) Equity Interests held by Presidio in a fiduciary capacity and (iii) Equity Interests held in connection with the lending activities of Presidio, stock in the Federal Home Loan Bank and the Federal Reserve System to the extent required by applicable Law.

Section 3.02    Capital Structure.

(a)    Capital Stock. The authorized shares of stock of Presidio consist of 30,000,000 shares of Common Stock, no par value per share (“Presidio Common Stock”) and 10,000,000 shares of preferred stock, no par value per share (“Presidio Preferred Stock”). As of the date of this Agreement, (i) 6,322,914 shares of Presidio Common Stock are issued and outstanding, (ii) no shares of Presidio Preferred Stock are issued are outstanding, (iii) 526,237 shares of Presidio Common Stock have been reserved for issuance pursuant to the Presidio Equity Plans as to Presidio Stock Options and Restricted Stock Units outstanding as of the date of this Agreement, subject to adjustment on the terms set forth in Presidio Equity Plans and (iv) 229,461 shares of Presidio Common Stock have been reserved for future issuance pursuant to awards under Presidio Equity Plans not granted on the date of this Agreement. As of the date of this Agreement, Presidio had no other Presidio Common Stock, Presidio Preferred Stock or any other securities reserved for issuance or required to be reserved for issuance. All of the issued and outstanding shares of Presidio Common Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of or subject to any preemptive rights, Lien, voting restriction, purchase option, call option, right of first refusal, subscription agreement, or any other similar right, and were issued in compliance with applicable Law. Except for the Presidio Stock-Based Rights set forth on Section 3.02(c) of the Presidio Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Presidio. All rights, terms and preferences of and any antitakeover provision applicable to the Presidio Common Stock are set forth in the Charter Documents of Presidio or the applicable provisions of California law.

(b)    Voting Securities. Presidio does not have any authorized, issued or outstanding bonds, debentures, notes, or other indebtedness which the holders thereof have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Presidio may vote.

(c)    Presidio Stock-Based Rights. Section 3.02(c) of the Presidio Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of each Presidio Stock Option, Restricted Stock Unit, and award of restricted shares of Presidio Common Stock (each, a “Presidio Stock-Based Right”), setting forth as to each such Presidio Stock-Based Right, (i) the name of the holder, (ii) the plan under which such Presidio Stock-Based Right was granted, if any, (iii) the number of shares of Presidio Common Stock subject to such Presidio Stock-Based Right, (iv) the per-share price at which such Presidio Stock-Based Right may be exercised or the shares of Presidio Common Stock subject to such Presidio Stock-Based Right that were issued, (v) the grant and expiration dates and (vi) the terms of vesting, including whether (and to what extent) the vesting will be accelerated in any way by this Agreement or by termination of employment or change in position following consummation of the Merger (whether alone or upon the occurrence of any additional or subsequent events). Each grant of a Presidio Stock-Based Right was made under the terms of the applicable Presidio Equity Plan and applicable Law, and was properly accounted for according to GAAP in the financial statements of Presidio. Each Presidio Stock Option has been granted with a per share exercise at least equal to the fair market value of the underlying stock on the date the option was granted within the meaning of Section 409A of the Code and associated Treasury Department guidance. Each Presidio Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code has been structured to so qualify. Each grant of a Presidio Stock Option was duly authorized no later than the date on which the grant of such Presidio Stock Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Presidio Board (or a duly constituted and authorized committee thereof), and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto. Presidio has not granted and there has not been any Presidio policy or practice to grant any Presidio Stock Option before, or otherwise coordinated the grant of Presidio Stock Options with, the release or other public announcement of material information regarding Presidio or its financial results or prospects. The treatment of the Presidio Stock Options provided for under this Agreement is consistent in all material respects with and not in violation of any document or agreement pertaining to a Presidio Stock Option, the Presidio Equity Plans or applicable Law. Since December 31, 2018 through the date of this Agreement, Presidio has not accelerated the vesting or lapsing of restrictions as to any Presidio Stock-Based Right or adopted or amended any Presidio Equity Plan. All shares of Presidio Common Stock subject to issuance pursuant to a Presidio Stock-Based Right will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid, and nonassessable.

(d)    Contracts. Presidio does not have any Contracts (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Presidio or any equity security of Presidio or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Presidio or (ii) pursuant to which Presidio is or could be required to register shares of Presidio capital stock or other securities under the Securities Act. Except for the Voting and Support Agreements, there are no voting trusts, proxy, rights agreement, “poison pill” antitakeover plan or other Contract to which Presidio or, to the knowledge of Presidio, any of its officers or directors, is a party as to any equity security of any class of Presidio.

(e)    Debt. Except for the Subordinated Notes, Presidio has not issued and does not have any outstanding any bonds, debentures, notes, trust preferred securities or other similar obligations. Each of the Subordinated Notes is valid and in full force and effect, and is enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). Presidio has not violated, breached, or committed any default under terms of the Subordinated Notes. No event has occurred and no circumstance exists, that (with or without notice or lapse of time) has or would reasonably be expected to (i) result in a violation or breach of any of the provisions of Subordinated Notes, (ii) give any person the right to declare a default or exercise any remedy under the Subordinated Notes, or (iii) give any person the right to accelerate the maturity of the Subordinated Notes. All principal and interest payments due under the terms of the Subordinated Notes are current.

Section 3.03    Authority; Non-contravention; Governmental Consents.

(a)    Authority. Presidio has full corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is or will be a party, and, subject to the receipt of regulatory and shareholder approvals, to perform its obligations and consummate the transactions contemplated under this Agreement. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated under this Agreement (collectively, the “Contemplated Transactions”) have been duly and validly approved by the Board of Directors of Presidio (the “Presidio Board”). The Presidio Board at a meeting duly called and held has determined that this Agreement and the Contemplated Transactions are fair to and in the best interests of the Presidio shareholders and resolved to recommend that the holders of the Presidio Common Stock vote for approval and adoption of this Agreement and the Contemplated Transactions, including the Merger. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Presidio Common Stock (the “Requisite Presidio Vote”), no further corporate proceedings on the part of the Presidio (except for matters as to the setting the day, time and related date of the Presidio Meeting or other matters specifically required by this Agreement) are necessary in order to authorize or approve this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Presidio and (assuming due authorization, execution and delivery by HCC and HBC of this Agreement), this Agreement constitutes a valid and binding obligation of Presidio, enforceable against Presidio under its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). All corporate proceedings on the part of Presidio necessary to consummate the Contemplated Transactions will have been taken before the Effective Time.

(b)    Non-Contravention. The execution, delivery and performance of this Agreement and consummation of the Merger and the other Contemplated Transactions by Presidio, will not (i) violate any provision of the Charter Documents of Presidio or (ii) assuming that the consents, approvals and filings referred to in Section 3.03(c) are obtained or made, (A) violate in any material respect any Law applicable to Presidio or any of its properties or assets or (B)constitute or result in a material breach of any provision of or the loss of any benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (except Permitted Liens) upon any of the properties or assets of Presidio under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, Presidio Material Contract or other instrument or obligation to which Presidio is a party, or by which it or any of its properties, assets or business activities may be bound, except with respect to clause (ii)(B) for any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Presidio Material Adverse Effect.

(c)    Regulatory Filings and Approvals. Except for (i) the filing of any required applications, filings or notices with, and approvals, non-objections or waivers by, the Board of Governors of the Federal Reserve System (the “FRB”), the FDIC and the DBO, (ii) compliance by HCC with any applicable requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the Securities Act of 1933, as amended (“Securities Act”), including the filing with the Securities and Exchange Commission (“SEC”) and declaration of effectiveness of a registration statement on Form S-4 under the Securities Act, (iii) filing by HCC for approval of the listing on the NASDAQ Global Market (“NASDAQ”) of the HCC Common Stock to be issued in connection with the Merger and the delisting of Presidio Common Stock on the OTC Bulletin Board – Pink, (iv) the Requisite Presidio Vote, (v) the Requisite HCC Vote, (vi) the filing of the Merger Agreement pursuant to the CGCL and CFC and (vii) such filings and approvals as are required to be made or obtained under applicable state securities laws in connection with the issuance of the shares of HCC Common Stock pursuant to this Agreement (if required), no consents or approvals of or filings or registrations with any Governmental Entity, are necessary in connection with (A) the execution and delivery by Presidio of this Agreement or (B) the consummation by Presidio of the Merger and the other Contemplated Transactions or (C) the execution and delivery by Presidio of the Agreement and consummation of the Merger.

Section 3.04    Financial Statements; Reports; Internal Controls.

(a)    Financial Statements. Presidio has furnished to HCC correct and complete copies of (i) the consolidated audited balance sheets of Presidio as of December 31, 2016, 2017 and 2018, and the related consolidated audited statements of income, shareholders’ equity and cash flows for the years ended December 31, 2016, 2017 and 2018 (including any related notes and schedules thereto and the signed, unqualified opinion of Crowe LLP, its independent auditor) (“Presidio Audited Financial Statements”), (ii) an unaudited consolidated balance sheet of Presidio as of March 31, 2019, and the related unaudited consolidated statement of income for the period ended March 31, 2019 (the “Presidio Interim Financial Statements”), and (iii) the Call Report (including the financial statements therein) filed by Presidio for the periods ended December 31, 2018 and March 31, 2019. The Presidio Audited Financial Statements, the Presidio Interim Financial Statements, the financial statements contained in the Call Reports filed by Presidio for the periods ended December 31, 2018 and March 31, 2019 and any other Call Report filed by Presidio after the date of this Agreement, and the Monthly Financial Statements to be delivered by Presidio to HCC under Section 5.08(d) are referred to in this Agreement individually, as a “Presidio Financial Statement” and, collectively, as the “Presidio Financial Statements”. Presidio has also made available to HCC true and correct copies of each management letter or other letter delivered to Presidio by Crowe LLP in connection with the Presidio Audited Financial Statements or relating to any review of the internal controls of Presidio since December 31, 2015. The Presidio Financial Statements (i) have been or will be prepared according to GAAP or applicable regulatory accounting principles or banking regulations consistently applied, applied on a consistent basis throughout the periods involved, subject in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the footnote disclosures required by GAAP (the effect of which will not, individually or in the aggregate, be material) and complied in all material respects with applicable accounting requirements, (ii) fairly presented in all material respects the financial position of Presidio at the respective dates thereof and the results of Presidio’s operations and, to the extent applicable, cash flows for the periods indicated therein, subject in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and (iii) are consistent with the books and records of Presidio in all material respects.

(b)    Reports and Assessments. Since December 31, 2015, Presidio has timely filed (or furnished, as applicable) all reports, statements and certifications, together with any amendments required to be made with respect thereto (“Presidio Reports”), that it was required to file (or furnish, as applicable) with the Regulatory Agencies and with each other applicable Governmental Entity, and all other reports and statements required to be filed by it since December 31, 2015, including any report or statement required to be filed pursuant to applicable Law, or any Regulatory Agency or other Governmental Entity. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement as to reports and documents filed before the date of this Agreement), each of the Presidio Reports (including the financial statements, exhibits, and schedules thereto), complied in all material respects with applicable Law. All fees and assessments due and payable in connection with the Presidio Reports have been paid. There are no material violations or exceptions in any Presidio Report that are unresolved as of the date of this Agreement.

(c)    Books and Records.

(i)    Presidio’s books and records have been properly and accurately maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(ii)    Presidio’s stock transfer books and Presidio’s register of Presidio Stock Options, true and complete copies of which have been provided to HCC, are maintained according to applicable Law and, to Presidio’s knowledge, accurately reflect the holders of Presidio Common Stock and Presidio Stock Options, respectively, as of the date of this Agreement.

(iii)    The records, systems, controls, data and information of Presidio are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Presidio or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls.

(iv)    Presidio utilizes investment, securities, risk management and other policies, practices and procedures that Presidio believes to its knowledge are commercially reasonable in the context of its business, and Presidio has been in compliance in all material respects with such policies, practices and procedures.

(d)    Internal Controls.

(i)    Presidio has disclosed based on its most recent evaluation prior to the date of this Agreement and to the knowledge of Presidio, to Presidio auditors and the audit committee of the Presidio Board (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Presidio’s ability to record, process, summarize and report financial data and has identified for the Presidio’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Presidio’s internal controls.

(ii)    Presidio has implemented and maintains internal controls over financial reporting that are effective in providing reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes according to GAAP and includes policies and procedures for its own purposes that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Presidio, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements according to GAAP, (C) provide reasonable assurance that receipts and expenditures of Presidio are being made only according to authorizations of management and directors of Presidio and (D) provide reasonable assurance for the prevention or timely detection of unauthorized acquisition, use or disposition of Presidio’s assets that could have a material effect on its financial statements. Since December 31, 2015, Presidio has not experienced or effected any material change in internal control over financial reporting except as required by applicable Law.

(iii)    To the knowledge of Presidio, since December 31, 2015 (A) there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to materially adversely affect Presidio’s ability to record, process, summarize and report financial information and (B) there has not been any fraud whether or not material that involves management or other employees who have a significant role in Presidio’s internal control over financial reporting.

(e)    Allowance for Loan Losses. Since December 31, 2015, all allowances for loan and lease losses (“ALLL”) of Presidio, including any reserves for unfunded commitments, have been, and as of the Effective Time will be, made in compliance with applicable Law and Presidio’s methodology for determining the adequacy of its allowance for losses and the standards established by the Financial Accounting Standards Board. Presidio has not been notified by any Governmental Entity or by Presidio’s independent auditor, in writing or otherwise, that (i) such allowances are inadequate, (ii) the practices and policies of Presidio in establishing such allowances and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements or (iii) such allowances are inadequate or inconsistent with the historical loss experience of Presidio.

(f)    Off-balance Sheet Arrangements. Presidio is not a party to, and does not have any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Presidio, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (for reference, as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving material liabilities of Presidio in the Presidio Financial Statements, the Closing Financial Statements, or the Presidio Reports.

(g)    Undisclosed Liabilities. Except for (i) liabilities set forth on Presidio Interim Financial Statements, (ii) liabilities and expenses incurred in connection with the Contemplated Transactions and (iii) liabilities incurred since the date of the Presidio Interim Financial Statements in the ordinary course of business, Presidio does not have any liabilities, which were required to be reflected on the Presidio Interim Financial Statements under GAAP if it had existed on the date of the Presidio Interim Financial Statements.

(h)    Accounting and Auditing Practices. Since December 31, 2015, Presidio, nor, to the knowledge of Presidio, any director, officer, employee, auditor, accountant or representative of Presidio, has received any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Presidio or its internal accounting controls, including any written complaint, allegation, assertion or claim that Presidio, or any of its directors, officers or employees, has engaged in questionable accounting or auditing practices or fraudulent practices.

(i)    Current Expected Credit Loss. Presidio and its management have commenced a commercially reasonable program for implementation of the Current Expected Credit Loss (“CECL”) model.

Section 3.05    Absence of Certain Changes or Events.

(a)    Ordinary Course of Business. Since December 31, 2018, (i) Presidio has conducted business in the ordinary course of business and (ii) no event has occurred or circumstances exists, that individually or in the aggregate, has had or would reasonably be expected to result in a Presidio Material Adverse Effect.

(b)    No Changes or Events. Since December 31, 2018 through the date of this Agreement, Presidio has not engaged in any of the following:

(i)    incurred any obligation or liability, except deposits taken, Federal funds purchased and Federal Home Loan Bank, Federal Reserve Bank and correspondent bank borrowings and current liabilities for trade or business obligations, none of which, individually or in the aggregate, were material to the financial condition of Presidio;

(ii)    declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(iii)    issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereof (except for the issuance of stock options and restricted stock under the Presidio Equity Plans in the ordinary course of business);

(iv)    acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (A) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (B) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

(v)    mortgaged, pledged or subjected to a Lien or restriction any of its property, business or assets, tangible or intangible, other than assets pledged to the San Francisco Federal Home Loan Bank in the ordinary course of business;

(vi)    sold, transferred, leased to, others or otherwise disposed of any of its assets or canceled or compromised any debt or claim, or waived or released any right or claim outside the ordinary course of business;

(vii)    terminated, canceled or surrendered, or received any notice or threat of termination or cancellation of any Presidio Material Contract;

(viii)    made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of their directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated any plan, arrangement, program or agreement that would constitute a Presidio Employer Plan, except periodic increases consistent with past practices, as disclosed in the Presidio Disclosure Schedule, specifically permitted by this Agreement or which do not exceed, for any individual, more than $5,000;

(ix)    made any capital expenditures in excess of an aggregate of $100,000;

(x)    instituted, had instituted against them, settled or agreed to settle any Legal Action relating to their property other than routine collection suits instituted to collect amounts owed or suits in which the amount in controversy is less than $100,000;

(xi)    experienced any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Presidio whether or not covered by insurance;

(xii)    except for the transactions contemplated by this Agreement or as otherwise permitted under this Agreement, entered into any transaction, or entered into, modified or amended any Presidio Material Contract;

(xiii)    made any change in any accounting methods, principles or material practices except as required by GAAP; or

(xiv)    entered into a Contract to do any of the foregoing.

Section 3.06    Taxes.

(a)    Tax Returns. Presidio has duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required to be filed by or as to Presidio with the appropriate taxing authority and all such Tax Returns are true, complete and accurate in all material respects. Presidio is not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)    Liability for Taxes. All Taxes of Presidio (whether or not shown on any tax return) have been timely paid, except for Taxes that are both being contested in good faith and adequately reserved against and included as an identifiable tax liability (according to GAAP) on the Presidio Financial Statements. Presidio does not have any liability for taxes in excess of the amount reserved or provided for in the Financial Statements (but excluding, for this purpose only, any liability reflected thereon for deferred taxes to reflect timing differences between tax and financial accounting methods).

(c)    Availability of Tax Returns. Presidio has made available to HCC for any Tax period ending after December 31, 2013 (i) complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of Presidio and (ii) any audit report issued relating to any Taxes due from or as to Presidio as to its income, assets or operations.

(d)    Withholding. All Taxes required to be withheld, collected or deposited by or as to Presidio have been timely withheld, collected or deposited, as applicable, and if required by applicable Law, have been paid to the relevant Governmental Entity. Presidio has complied in all material respects with all information reporting and backup withholding provisions of applicable Law, including the collection, review and retention of any required withholding certificates or comparable documents (including as to deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

(e)    Tax Reporting. Presidio has disclosed on its federal income tax returns and state income tax returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code or any similar provision under applicable state tax law.

(f)    Liens. There are no Liens for Taxes as to any of the assets of Presidio, except for statutory Liens for Taxes not yet due and payable.

(g)    Tax Deficiencies and Audits. Any deficiency for any Taxes which has been proposed, asserted or assessed in writing against Presidio has been resolved. No waiver or extension is in effect relating to the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax as to Presidio. Presidio is not contesting any Tax liability. To the knowledge of Presidio, no Tax Return of Presidio is under audit or examination by any Governmental Entity. No written or, to the knowledge of Presidio, unwritten notice of such an audit or examination by any Governmental Entity has been received by Presidio. Any assessments for Taxes due as to any completed and settled examinations or any concluded litigation have been fully paid. Since December 31, 2013, Presidio has not amended any Tax Return or entered into any settlement or compromise of any Tax. No Legal Action is pending, ongoing or being conducted or, to the knowledge of Presidio, threatened, as to any Taxes of Presidio.

(h)    Tax Jurisdictions. No written or, to the knowledge of Presidio, unwritten notice of claim has been made by any Governmental Entity in a jurisdiction where Presidio does not file Tax Returns that Presidio is or may be subject to Tax in that jurisdiction.

(i)    Tax Rulings. For any Tax period ending after December 31, 2013, Presidio has not requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any Governmental Entity as to any Taxes, and no such request pending.

(j)    Consolidated Groups, Transferee Liability and Tax Agreements. Presidio is not and has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which Presidio is the common parent) or otherwise has any liability for the Taxes of any person (other than as to itself) as a transferee or successor or by Contract. Presidio (i) does not have any liability for Taxes of any person (other than Presidio) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law) as a transferee or successor by Contract or otherwise and (ii) is not a party to or bound by or has any liability under any Tax sharing, allocation or indemnification Contract as to Taxes (including any advance pricing agreement, closing agreement or other Contract) relating to Taxes.

(k)    Change in Accounting Method. Presidio has not (i) agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code or any comparable Tax Law because a change in accounting method and the IRS has not initiated or proposed any such adjustment or change in accounting method or (ii) made any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or operations of Presidio.

(l)    Post-Closing Tax Items. Presidio will not be required to include any material item of income in or exclude any material item of deduction from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any comparable or provision of Tax Law) executed on or before the Closing Date, (ii) installment sale or open transaction disposition made on or before the Closing Date, (iii) prepaid amount received on or before the Closing Date, (iv) item having been reported on the complete contract method of accounting or the percentage of completion method of accounting, (v) election under Section 108(i) of the Code or (vi) other action taken before the Closing Date. Presidio is not currently receiving any Tax benefit, credit, or other favorable tax treatment that will not, to Presidio’s knowledge, be extended and available to the Surviving Corporation after the Closing Date.

(m)    Section 355. Presidio has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock under Section 355 of the Code (i) within the two-year period ending before the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of the Code) in connection with the Contemplated Transactions.

(n)    Reportable Transactions. Presidio has not been a party to or a promoter of a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(o)    Listed Transactions. Presidio has not engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(p)    Real Estate Holding Company. Presidio has not been a United States real property holding corporation within the meaning of the Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q)    Loss Carryforwards. Presidio does not have any United States federal and state net operating and capital loss carryforwards for Presidio (including any limitations of such net operating or capital loss carryforwards under Sections 382, 383 or 384 of the Code and related Treasury Regulations), as of December 31, 2018.

(r)    Power of Attorney. Presidio has not granted any power of attorney which will remain in force after the Closing as to any Tax or Tax Return.

(s)    Qualifying Reorganization. Presidio has not taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(t)    Financial Statements. The unpaid Taxes of Presidio (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences) set forth on the face of the balance sheet in the Presidio Interim Financial Statements (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Presidio in filing its Tax Returns. Since the date of the Presidio Interim Financial Statements, Presidio has not incurred any liability for Taxes arising from any extraordinary gains and losses, as that term is used in GAAP, outside the ordinary course of business.

Section 3.07    Governmental Authorizations. Presidio holds all material Governmental Authorizations and has made all material filings, applications, notices and registrations with any applicable Governmental Entity required for the lawful conduct of its business as presently conducted or the ownership or use of its properties, rights, assets, and deposits under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith). Presidio is in compliance in all material respects with the terms of all Governmental Authorizations. Presidio has not received any written notice or other written communication from any Governmental Entity regarding any failure to comply with any Governmental Authorization. No material Governmental Authorization is subject to a suspension or cancellation.

Section 3.08    Compliance with Law.

(a)    Compliance. Since December 31, 2015, Presidio has complied in all material respects with, and is not in material violation of (i) any applicable Law, including all Laws as to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act, the Flood Disaster Protection Act, the Military Lending Act, the Servicemembers Civil Relief Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the U.S. Small Business Administration, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all legal requirements relating to the origination, sale and servicing of loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information. Presidio has not received any written notice or other written communication from any Governmental Entity asserting that Presidio is not in compliance with any Law which such Governmental Entity enforces (excluding comments resulting from routine regulatory examinations that have subsequently been resolved to the satisfaction of the applicable Governmental Entity), and to the knowledge of Presidio, no grounds for the foregoing exist. No matter described in Section 3.08(a) of the Presidio Disclosure Schedule, has had or would reasonably be expected to have, individually or in the aggregate, a Presidio Material Adverse Effect.

(b)    Unfair and Deceptive Actions. Presidio has not engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law, and there are no allegations, claims or disputes to which Presidio is a party that allege, or to the knowledge of Presidio, no person has threatened or threatens to allege, that Presidio has engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law.

(c)    Bank Secrecy Act; Anti-Money Laundering. Since December 31, 2015, to the knowledge of Presidio, there do not exist any facts or circumstances that would cause Presidio to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any Order issued as to anti-money laundering by OFAC, or any other applicable anti-money laundering Law or the provisions of the Bank Secrecy Act/anti-money laundering program adopted by Presidio. The Presidio Board has adopted and implemented a Bank Secrecy Act/anti-money laundering program that also satisfies the applicable requirements of the USA PATRIOT Act and the regulations thereunder, and Presidio has not received written notice or other written communication from any Governmental Entity that such program has been deemed ineffective in meeting the requirements of the such Laws. Presidio has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(d)    Privacy of Customer Information. To the knowledge of Presidio, there do not exist any facts or circumstances that would cause Presidio to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder and the provisions of the information security program adopted by Presidio. To the knowledge of Presidio, since December 31, 2015, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Presidio to undertake any remedial action. No claims are pending and, to the knowledge of Presidio, no claims have been asserted or threatened against Presidio or are likely to be asserted or threatened against Presidio by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures. As to all personal information described in this Section 3.08(d), Presidio has taken all steps reasonably necessary (including implementing and monitoring compliance with measures as to technical and physical security) to protect the information in a manner consistent in all material respects with the Laws, policies or procedures referred to in this Section 3.08(d).

(e)    Foreign Activities.

(i)    Presidio has not and to the knowledge of Presidio, none of its directors, officers, agents, employees or any other persons acting on its behalf, has (A) violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (B) made or provided, or caused to be made or provided, directly or indirectly any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision in violation of applicable Law, (C) paid, accepted or received any unlawful contributions, payments, expenditures or gifts in connection with the business conducted by Presidio in violation of applicable Law, (D) violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (E) become subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(ii)    Presidio has not and to the knowledge of Presidio, none of its directors, officers, agents, employees, Affiliates or any other persons on its behalf, is (A) engaged in any services (including financial services), transfers of goods, software or technology, or any other business activity as to (1) Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine claimed by Russia (the “Sanctioned Countries”), (2) the government of any Sanctioned Country, (3) any person located or a resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (4) any person made subject of any sanctions administered or enforced by the United States Government, including, OFAC’s list of Specially Designated Nationals, or by the United Nations Security Council, the European Union, the United Kingdom’s Office of Financial Sanctions Implementation (Her Majesty’s Treasury), or other relevant sanctions authority (collectively, “Sanctions”), (B) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (C) is a person currently the subject of any Sanctions or (D) located, organized or resident in any Sanctioned Country.

(f)    Investment Services. Presidio does not provide investment management, investment advisory or sub-advisory services to any person, including management and advice provided to separate accounts and participation in wrap fee programs that would require Presidio to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. Presidio is not (or is required to be) registered as a broker-dealer, a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker under applicable Law.

(g)    Cannabis. To the knowledge of Presidio, Presidio does not accept deposits from, has not originated any Loan to and does not otherwise transact business with any person engaged in the manufacture, production, distribution, sale, or other dispensation of cannabis. To the knowledge of Presidio, no borrower under any Loan (i) is engaged in the manufacture, production, distribution, sale or other dispensation of cannabis or (ii) leases any assets to any person engaged in the manufacture, production, distribution or dispensation of cannabis. To the knowledge of Presidio, Presidio has timely and properly filed all mandatory Suspicious Activity Reports as to cannabis and has complied with applicable guidance as to cannabis banking from any Governmental Entity.

(h)    Bulletin Board. Presidio is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of FINRA as to the quotation of the Presidio Common Stock on the OTC Bulletin Board—Pink.

(i)    Well-Capitalized. As December 31, 2018 and March 31, 2019, Presidio was “well-capitalized” (as that term is defined in the relevant FRB regulations).

(j)    Community Reinvestment Act. Presidio is in material compliance with the applicable provisions of the Community Reinvestment Act of 1977 (“CRA”) and the regulations promulgated thereunder. Presidio has not received a CRA rating of less than “satisfactory” in any of its three most recently completed exams. Presidio has no knowledge that Presidio’s compliance under the CRA would constitute grounds for either the denial by any Governmental Entity of any application to consummate the Contemplated Transactions or the imposition of a Burdensome Condition in connection with the approval of any such application, or the existence of any fact or circumstance or set of facts or circumstances that would reasonably be expected to result in Presidio having its current rating lowered. Presidio (i) is not subject to any agreement, undertaking, order, directive, liability, or any other commitment or obligation with any Governmental Entity or any other persons (including any third party group representing community interests) regarding or otherwise relating to Presidio’s policies, practices or relations with customers, vendors or clients or any other CRA-related matter (each, a “CRA Agreement”) and (ii) has not been advised since December 31, 2015, by any Governmental Entity or other persons that it is considering issuing, initiating, ordering, or requesting, as applicable, any such CRA Agreement. Presidio is in compliance with each CRA Agreement to which it is party or subject, and Presidio has not received any written notice from any Governmental Entity or other persons indicating that Presidio is not in compliance with any such CRA Agreement. There is no unresolved violation, criticism, claim, liability or exception by any Governmental Entity as to any CRA Agreement. Presidio has not received any written notice or other written communication from any third-party group representing community interests raising concerns or objections as to its policies, practices or relations with customers, vendors or clients, or the Contemplated Transactions.

(k)    Fiduciary Accounts. Since December 31, 2015, Presidio has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, under the terms of the governing documents and applicable Law. Neither Presidio, nor to the knowledge of Presidio, any director, officer or employee of Presidio, has committed any breach of trust or fiduciary duty as to any such fiduciary account, and the accountings for each such fiduciary account are correct and complete and accurately reflect the assets of such fiduciary account.

Section 3.09    Regulatory Matters. Neither Presidio nor any of its properties is directly or indirectly a party or subject to any Order which restricts the conduct of its business, imposes any requirements or procedures, or in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business. Presidio has not received at any time since December 31, 2015, any written notice or other written communication whether from any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Order. Except for normal examinations conducted by a Governmental Entity in the ordinary course of the business of Presidio, no Governmental Entity has initiated since December 31, 2015, or has pending any Legal Action before, or, to the knowledge of Presidio, any inquiry, examination or investigation by, any Governmental Entity into the business or operations, policies, practices or disclosures of Presidio, or to the knowledge of Presidio, threatened any of the foregoing. There is no material unresolved violation, criticism or exception by any Governmental Entity as to any report or statement relating to any examination of Presidio. Presidio has not been informed that its status as “well-capitalized,” or “well managed” will change within the next 12 months. No matter described in Section 3.09 of the Presidio Disclosure Schedule has had or would reasonably be expected to have, individually or in the aggregate, a Presidio Material Adverse Effect.

Section 3.10    Litigation. Presidio is not a party to any Legal Action, nor, to the knowledge of Presidio, is any Legal Action threatened against Presidio or any of its properties or assets (or for which Presidio is obligated to indemnify a third party) or, to its knowledge, against any executive officer or director of Presidio in their capacities in those positions. To the knowledge of Presidio, there is no reasonable basis for and no event has occurred or circumstance exists that (with or without notice or lapse of time or both) would reasonably be expected to give rise to or serve as a basis for, constitute or result in, any material Legal Action against Presidio. No matter described in Section 3.10 of the Presidio Disclosure Schedule, has had or would reasonably be expected to have, individually or in the aggregate, a Presidio Material Adverse Effect.

Section 3.11    Trust Administration. Presidio does not presently exercise trust powers, including trust administration, and has not exercised such trust powers before the date of this Agreement. The term “trusts” includes (a) any and all common law or other trusts between an individual, corporation or other entities and Presidio, as trustee or co-trustee, including, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures, (b) any and all decedents’ estates where Presidio is serving or has served as a co-executor or sole executor, personal representative or administrator or in any similar fiduciary capacity, (c) any and all guardianships, conservatorships or similar positions where Presidio is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity and (d) any and all agency or custodial accounts or similar arrangements, including plan administrator for employee benefit accounts, under which Presidio is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

Section 3.12    Employee Benefit Plans.

(a)    Schedule. Section 3.12(a) of the Presidio Disclosure Schedule sets forth a complete and correct list, of each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, supplemental executive retirement, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, retention, change of control, split dollar insurance or supplemental life insurance benefits, death, disability or medical benefits or other employee benefits or remuneration of any kind, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Presidio or any Presidio ERISA Affiliate for the benefit of any current or former employee, independent contractor, consultant or director of Presidio (each, a “Presidio Employee”), or as to which Presidio has or may have any liability (each a “Presidio Employee Plan” and collectively, the “Presidio Employee Plans”). Presidio does not have any commitment to create any additional Presidio Employee Plan or to materially modify, change or renew any existing Presidio Employee Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof.

(b)    Documents. Presidio has made available to HCC correct and complete copies (or, if a plan is not written, a written description) of all Presidio Employee Plans and amendments thereto, and, to the extent applicable (i) all related trust agreements, funding arrangements and insurance contracts, (ii) the three most recent annual reports (Form 5500), together with all schedules, as required, filed with the IRS or Department of Labor (the “DOL”), as applicable, and any financial statements and opinions required by Section 103(e)(3) of ERISA as to each Presidio Employee Plan, (iii) for each Presidio Employee Plan which is a “top-hat” plan, a copy of filings with the DOL, (iv) the most recent determination letter or sponsor opinion letter issued by the IRS for each Presidio Employee Plan that is intended to be “qualified” under Section 401(a) of the Code, (v) the most recent summary plan description and any summary of material modifications, as required, for each Presidio Employee Plan, (vi) the most recent actuarial report, if any, relating to each Presidio Employee Plan, (vii) the most recent actuarial valuation, study or estimate, if any, of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan, and (viii) the most recent summary annual report for each Presidio Employee Plan required to provide summary annual reports by Section 104 of ERISA.

(c)    Presidio Employee Plan Compliance. Each Presidio Employee Plan has been established, administered, and maintained in all material respects under its terms and the provisions of all documents, contracts or agreements pursuant to which such Presidio Employee Plan is maintained and is in material compliance with applicable Law, including ERISA and the Code. Each Presidio Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or is the subject of a favorable opinion letter from the IRS and, as of the date of this Agreement, no such determination or opinion letter has been revoked nor, to the knowledge of Presidio, has any such revocation been threatened, and to the knowledge of Presidio, as of the date of this Agreement, no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code. Presidio, has timely made all material contributions and other material payments required by and due under the terms of each Presidio Employee Plan and applicable Law, and all benefits accrued under any unfunded Presidio Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by GAAP. Except to the extent limited by applicable Law, each Presidio Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms without material liability to HCC, the Surviving Corporation, or Presidio (other than ordinary administration expenses and as to accrued and supplemental benefits provided thereunder). No Legal Actions are pending or, to the knowledge of Presidio, threatened against Presidio as to any Presidio Employee Plan (in each case, other than routine claims for benefits). No matter is pending before the IRS, DOL or other Governmental Entity as to any Presidio Employee Plan. No Presidio Employee Plan or related trust is the subject of an audit, investigation or examination by a Governmental Entity. Presidio has not engaged in a transaction that is reasonably likely to subject Presidio or any Subsidiary to a Tax or penalty imposed by either Section 4975 or 4976 of the Code or Section 502(i) or 502(l) of ERISA. Presidio has not incurred or reasonably expects to incur directly or indirectly any material liability under Title I or Title IV of ERISA, or related provisions of the Code or any other applicable Law relating to employee benefit plans.

(d)    Certain Presidio Employee Plans. As to each Presidio Employee Plan (i) no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code, and neither Presidio nor any Presidio ERISA Affiliate has at any time contributed to or had any liability or obligation as to any such multiemployer plan or multiple employer plan, (ii) no Legal Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan and (iii) no “reportable event” as defined in Section 4043 of ERISA has occurred as to any such plan. No liability under Title IV of ERISA has been or is expected to be incurred by Presidio as to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Presidio or any Presidio ERISA Affiliate. All contributions required to be made and premiums required to be paid under the terms of any Presidio Employee Plan have been timely made. No Presidio Employee Plan that is a single-employer plan of Presidio has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no such Presidio Employee Plan has an outstanding funding waiver. Each Presidio Employee Plan that is a single-employer plan has satisfied the requirements of Section 436 and Section 401(a)(29) of the Code, if applicable, and no lien has been imposed on Presidio under Section 430(k) of the Code. No Presidio Employee Plan is or has been funded by associated with or as to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)    Post-Employment Obligations. Except as set forth on Section 3.12(e) of the Presidio Disclosure Schedule, (i) no Presidio Employee Plan provides post-termination or retiree welfare benefits to any Presidio Employee or other person (including health insurance, disability insurance or death benefits) (“Retiree Welfare Benefits”) for any reason, except as may be required by COBRA or other applicable Law, and (ii) Presidio does not have any liability (or made any representations to any Presidio Employee) to provide post-termination or Retiree Welfare Benefits to any Presidio Employee or other person, except to the extent required by COBRA or other applicable Law.

(f)    Audits. No Presidio Employee Plan has within the three years before the date of this Agreement, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(g)    Section 409A Compliance. Each Presidio Employee Plan that is subject to Section 409A of the Code has been operated in compliance in all material respects with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(h)    Health Care Compliance. Presidio has and is in compliance with the applicable requirements of COBRA or any similar state statute as to each Presidio Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute. No event or condition exists as to a Presidio Employee Plan that could subject Presidio to a material tax under Section 4980B of the Code, 4980D of the Code, or 4980H of the Code.

(i)    Effect of Transaction. Except as set forth in Section 3.12(i) of the Presidio Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions, will (either alone or upon the occurrence of any additional or subsequent events) (i) entitle any Presidio Employee to severance pay or any other payment, (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of Presidio to merge, amend or terminate any Presidio Employee Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Presidio Employee Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

Section 3.13    Labor and Employment Matters.

(a)    Employees. Section 3.13(a) of the Presidio Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list, of the name of each employee, job description, job location, title, current annual base salary, other compensation and wage and hour exemption status of Presidio and a summary of all Contracts or commitments by Presidio to increase the compensation or to modify the conditions or terms of employment. All persons who have been treated as independent contractors by Presidio for tax purposes have met the criteria to be so treated under applicable Law. No executive or group of employees has informed Presidio of his, her or their intent to terminate employment with Presidio. Presidio has previously furnished to HCC true and complete copies of all offer letters, employment agreements, or any other Contract, commitment, obligation or liability on the part of Presidio as to employee salary, bonus, other compensation or benefits, including any retention or stay bonus or minimum bonus guaranties.

(b)    Labor Organizations. Presidio is not a party to any collective bargaining or other labor union contract applicable to any person employed by Presidio (each a “Presidio Collective Bargaining Agreement”) and, to the knowledge of Presidio, no labor union, or other collective bargaining representative represents any person employed by Presidio. No Presidio Collective Bargaining Agreement is being negotiated by Presidio. There is no pending, or to the knowledge of Presidio, threatened strike, work stoppage, or other material labor dispute against Presidio and no such disputes have occurred within the past three years. To the knowledge of Presidio, no labor union or labor organization is organizing or seeking to organize any employees of Presidio and no such organizing activities have occurred within the past three years.

(c)    Compliance. Presidio has complied and is in compliance in all material respects with all applicable Laws relating to labor, employment, termination of employment or similar matters, including Laws relating to discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not engaged in any unfair labor practices or similar unlawful employment practices. There are no complaints or Legal Actions pending or, to the knowledge of Presidio, threatened against Presidio brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any applicable Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Presidio is not a party to or otherwise bound by any Order with or citation by any Governmental Entity relating to employees or employment practices.

(d)    Agreements and Trade Secrets. To the knowledge of Presidio, no employee of Presidio is a party to or is otherwise bound by any Contract, including any confidentiality, non-competition, or proprietary rights agreement, between such person and any other person that would reasonably be expected to prohibit the performance by such person of his or her duties for or on behalf of Presidio; or adversely affect the ability of Presidio to conduct its business as presently conducted. No person has claimed, or to the knowledge of Presidio, no employee or former employee of Presidio (i) is in violation of any material term of any employment agreement, confidentiality agreement, non-competition agreement or any restrictive covenant with such person, (ii) has disclosed or utilized any trade secret, confidential or proprietary information or documentation belonging to such person in connection with employment with Presidio or (iii) has interfered in the employment relationship with such person and any of its present or former employees in violation of any Law or Contract between such person and the applicable employee.

(e)    Facility Closings. Presidio is in compliance with all notice and other requirements under the WARN Act, and any other similar applicable Law as to facility closings and layoffs.

(f)    Policies. Presidio has made available to HCC a copy of all material written policies and procedures relating to the employees of Presidio.

Section 3.14    Environmental Matters.

(a)    Compliance. Presidio and any property which Presidio leases, and to the knowledge of Presidio, any Loan Property are in compliance in all material respects with all Environmental Laws.

(b)    Authorizations. Presidio possesses and has obtained and is in material compliance with all Governmental Authorizations required under applicable Environmental Laws for the operation of its businesses or the occupation of its facilities as currently conducted and occupied.

(c)    Notifications. Presidio has not received any written notice or written communication or report from any Governmental Entity alleging any violation of or liability under any applicable Environmental Law other than those that have been fully and finally resolved with no future or continuing obligations.

(d)    Legal Actions; Orders. No Legal Action is pending against Presidio or, to the knowledge of Presidio, pending against any Loan Property or threatened against Presidio or any Loan Property under applicable Environmental Laws or seeking to impose any material financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance (whether or not occurring at or on a site owned, leased or operated by Presidio) under applicable Environmental Laws. Neither Presidio nor, to the knowledge of Presidio, any Loan Property is subject to any Order or Contract by or with any Governmental Entity or third party imposing any liability or obligation as to resolve any Legal Actions of the foregoing nature. To the knowledge of Presidio, there is no reasonable basis for and no event has occurred or circumstances exist that (with or without notice or lapse of time or both) would reasonably be expected to give rise to or serve as the basis for, constitute or result in, any such material Legal Action or result in any material restrictions on the ownership, use, or transfer of any property which Presidio leases pursuant to any applicable Environmental Law, or materially adversely affect the value of any Presidio Loan Property or property of which Presidio leases.

(e)    Contamination. To the knowledge of Presidio, during the period of Presidio’s ownership or operation of any of property which Presidio leases or Presidio’s participation in the management of any Loan Property, there has been no contamination by or release of Hazardous Substances affecting such properties (including soil, ground water or surface water on, or under the properties, and buildings thereon) other than in amounts permitted under applicable Environmental Laws or not requiring remediation under applicable Environmental Laws. To the knowledge of Presidio, before the period of Presidio’s ownership or operation of any of the current properties which it leases, or Presidio participation in the management of any Loan Property, no contamination by or release of Hazardous Substances has occurred affecting such properties (including soil, ground water or surface water on, or under the properties, and buildings thereon) other than in amounts permitted under applicable Environmental Laws or not requiring remediation under applicable Environmental Laws. To the knowledge of Presidio, Presidio has not received any written notice alleging and Presidio has not incurred liability under applicable Environmental Laws arising from any Hazardous Substance disposal at any off-site third party property.

(f)    Storage Tanks. To the knowledge of Presidio, there are no underground storage tanks on, in or under any of the properties operated by Presidio or any Loan Property which are releasing any Hazardous Substances and no underground storage tanks have been closed or removed from any such properties or Loan Property except in compliance in all material respects with applicable Environmental Laws.

(g)    Reports. To the knowledge of Presidio, Presidio has provided to HCC all material reports, assessments, audits, citations, notices, surveys, studies and investigations in the possession, custody or control of Presidio concerning compliance with or liability or obligation under Environmental Laws or the release or threatened release of Hazardous Substances, including those concerning any property in which Presidio leases, or any Loan Property. To the knowledge of Presidio, there has been no written environmental site assessment assessing the presence, potential presence, release or threatened release of Hazardous Substances located on, under or affecting any property owned or leased or, to Presidio’s knowledge, any Loan Property that is within the possession or control of Presidio as of the date of this Agreement, which has not been delivered to HCC before the date of this Agreement.

Section 3.15    Loan Portfolio.

(a)    Section 3.15 of the Presidio Disclosure Schedule sets forth a complete and correct list of (i) each Loan of Presidio that as of March 31, 2019, (a) contractually past due ninety (90) days or more in the payment of principal or interest, (b) on non-accrual status, (c) classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Presidio, or any Governmental Entity, (d) for which a reasonable doubt exists as to the timely future collectability of principal or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (e) where the interest rate terms have been reduced or the maturity dates have been extended after the Loan Documentation under which the Loan was originally advanced due to concerns regarding the borrower’s ability to pay according to such initial terms, (f) for which a specific reserve allocation exists in connection therewith or (h) was required to be accounted for as a troubled debt restructuring according to ASC 310-40 and (ii) each asset of Presidio that as of March 31, 2019, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. Section 3.15 of the Presidio Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each Loan identified pursuant to this Section 3.15(a) as of March 31, 2019.

(b)    Each Loan of Presidio (i) arose in the ordinary course of business, (ii) is evidenced by Loan Documentation that is correct and complete in all material respects and (iii) to Presidio’s knowledge, represents the legal, valid and binding obligation of the maker, co-maker, guarantor, endorser or debtor (such persons referred to as an “Obligor”) thereunder and is enforceable against the Obligor named therein, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium or similar Law affecting the enforcement of creditors’ rights generally, and subject to general principals of equity (whether considered in a proceeding whether in equity or at law). The Loan Documentation for each outstanding Loan was in compliance in all material respects with applicable Law or governmental programs at the time of origination or purchase by Presidio. For the purposes of this Agreement, “Loan Documentation” means all Loan files and all documents included in Presidio’s file or imaging system for a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment and deposit verifications), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, inter-creditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

(c)    Each outstanding Loan (including Loans held for resale to investors) of Presidio has been solicited and originated or purchased and is and has been administered and serviced (to the extent administered and serviced by Presidio), and during the period of time in which such Loan was originated, held or serviced by Presidio, the relevant Loan Documentation was maintained in all material respects under Presidio’s underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and is in material compliance with applicable Law or governmental programs. All such Loans are, and at the Effective Time, will be free and clear of any Lien (except Loans pledged in the ordinary course of business to secure obligations of Presidio and Permitted Liens) and contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for practical realization against any collateral therefor. No claims of defense as to the enforcement of any Loan have been asserted against Presidio for, to the knowledge of Presidio, which there is a reasonable possibility of a material adverse determination, and to the knowledge of Presidio there are no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of a material adverse determination. No Loans are presently serviced by third parties, and there is no obligation on the part of Presidio which could result in any Loan becoming subject to any third party servicing. There are no oral modifications or amendments or additional Loan Documentation as to the Loans that are not reflected in the Presidio records. To the knowledge of Presidio, no claim of defense as to the enforcement of any Loan has been asserted, and there are no acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

(d)    For each secured Loan of Presidio, Presidio has a valid, perfected and enforceable Lien on the collateral described in the documents relating to such Loan, and each such Lien is assignable and has the priority described in the Loan Documentation (except as may be limited by applicable bankruptcy, insolvency, moratorium or similar Law affecting the enforcement of creditors’ rights generally, and subject to general principals of equity (whether considered in a proceeding whether in equity or at law)).

(e)    None of the Contracts pursuant to which Presidio has sold or is servicing Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, or entitle the buyer of such Loans or pool of Loans or participation in Loans or pools of Loans or any other person to pursue any other form of recourse against Presidio. There has not been any written claim made by any such buyer or other person for repurchase or other similar form of recourse against Presidio.

(f)    Section 3.15(f) of the Presidio Disclosure Schedule sets forth a complete and correct list of Loans as of the date of this Agreement by Presidio to directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Presidio. There are no employee, officer, director or other Affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance in all material respects with applicable Law.

(g)    Section 3.15(g) of the Presidio Disclosure Schedule sets forth a list of all Loans (i) providing for a below-market rate of interest or below-market fees or other “teaser” rates or fees or their equivalents, (ii) as to which Presidio has waived its right to collect interest or (iii) providing for an interest rate that is not consistent with Presidio’s written policies for Loan pricing in effect as of the date of this Agreement.

(h)    Presidio is not now, nor has it ever been since December 31, 2015, subject to any fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans or Loans guaranteed by any Governmental Entity.

(i)    Since December 31, 2015, Presidio has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by Presidio satisfied in all material respects (i) all applicable Laws for the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans, including, as applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval, (ii) the responsibilities and obligations relating to such mortgage loans set forth in any agreement or understanding between Presidio and any Governmental Entity, loan investor or insurer, (iii) the applicable Laws, guidelines, procedures, handbooks and other requirements of any Governmental Entity, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents for each such mortgage loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(j)    Since December 31, 2015, Presidio has not engaged in, nor, to the knowledge of Presidio, no third-party vendors (including outside law firms and other third-party foreclosure services providers) used by Presidio has engaged in, directly or indirectly (i) any foreclosures in violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in breach of any binding regulatory agreement or (ii) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable Law.

(k)    Since December 31, 2015, Presidio has not foreclosed upon, managed or taken a deed or title to, any real estate (other than single-family residential properties) without complying with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, managed or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

(l)    All guarantees of indebtedness owed to Presidio, including the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable according to its terms.

(m)    The information for each Loan set forth in the Automated Loan Examination Review Tool (ALERT) produced by Presidio from its management information systems regarding the Loans and delivered to HCC before the date of this Agreement (the “Loan Data”), and, to the knowledge of Presidio, any third-party information set forth in the Loan Data is complete and correct in all material respects as of the dates specified therein.

Section 3.16    Investment Portfolio. Presidio has good title to all Investment Securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien (other than Permitted Liens), except (a) as set forth in the Presidio Financial Statements or (b) to the extent such securities are pledged in the ordinary course of business to secure obligations of Presidio. All Investment Securities are valued on the books of Presidio according to GAAP (including regulatory accounting principles) in all material respects. Presidio employs investment, securities, risk management and other policies, practices and procedures that are reasonable in the context of its business, and Presidio has since December 31, 2015, been in material compliance with such policies, practices and procedures. Except for restrictions that exist for securities that are classified as “held to maturity”, none of the Investment Securities held by Presidio is subject to any restriction (contractual or statutory) that would materially impair the ability of Presidio to freely dispose of such investment at any time.

Section 3.17    Derivatives. Presidio is not a party to nor has Presidio agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other Contract (whether or not included on the balance sheet) that is a derivative Contract or a Contract whose effect is similar to a derivative Contract (including various combinations thereof) or owns securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” (each, a “Derivative Contract”). All Derivative Contracts, whether entered into for the account of Presidio or for the account of a customer of Presidio, were entered into in the ordinary course of business and in accordance with applicable Law and other policies, practices, and procedures employed by Presidio is, as applicable and with counterparties believed to be financially responsible at the time. The financial position of Presidio under or as to each such Derivative Contract has been reflected in all material respects in the books and records of Presidio according to GAAP.

Section 3.18    Deposits.

(a)    The deposits held by Presidio have been solicited, originated and administered in accordance with the terms of its governing documents and applicable Law, in each case, in all material respects. Presidio has the right to assign to HBC under the Merger all of the deposits held by Presidio at the Closing without the requirement to obtain any consent from depositors or any other third parties other than any Governmental Entity whose approval is required for the Merger as set forth in this Agreement. To the knowledge of Presidio, there are no deposits held by Presidio that are subject to any Order, other than customary garnishments, levies and orders affecting depositors generally.

(b)    The interest and any other credits and amounts have been accrued on the deposits of Presidio according to GAAP (including regulatory accounting principles) and applicable Law and in each case in all material respects. Presidio’s records accurately reflect such accrual of interest, credits or other amounts in the ordinary course of its business relating to such deposits. Presidio has complied in all material respects with applicable Law regarding taxpayer identification number certification, interest information reporting, and backup withholding of interest payable on all deposits held by Presidio. Except for any deposits securing a Loan or as otherwise disclosed in the Presidio Disclosure Schedule, to the knowledge of Presidio, no deposits held by Presidio have been pledged to any other person or are subject to any claims that are superior to the rights of person(s) shown on the records of Presidio as the owner(s) of such deposits, other than claims against such owners such as state and federal tax liens, garnishments, and other judgment claims that have matured or may mature into claims against the respective deposits. None of the deposits held by Presidio is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).

(c)    Presidio has provided HCC with forms of all deposit agreements of Presidio and all such forms contain all material terms of the relevant deposit accounts. Each of the agreements relating to deposits of Presidio is valid, binding and enforceable against Presidio and, to the knowledge of Presidio, each other party thereto, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding in equity or at law).

Section 3.19    Properties.

(a)    Schedule. Section 3.19(a) of the Presidio Disclosure Schedule sets forth a correct and complete list of all Leased Real Property of Presidio.

(b)    Title and Use. Presidio has a good and marketable leasehold estate in and to the Leased Real Property free and clear of all Liens, except for Permitted Liens. Except as set forth on Section 3.19(b) of the Presidio Disclosure Schedule, Presidio does not own any real property or “other real estate owned” (“OREO”). As of the date of this Agreement, Presidio is not in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business, any real property, in whole or in part.

(c)    Leased Real Property. Presidio has the right to occupy, use, and possess the Leased Real Property, and is in sole possession of the properties purported to be leased thereunder, subject to the terms of the Real Property Leases. Presidio has the benefit of a non-disturbance agreement from the holder or beneficiary of any mortgage, deed of trust or other security instrument that provides that Presidio’s use and enjoyment of any Leased Real Property will not be disturbed as a result of the landlord’s default under any such mortgage, deed of trust or other security instrument. No person other than Presidio has (or will have, at Closing) any right to use or occupy any portion of the Leased Real Property. Presidio has not received any notice that the owner of the Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Leased Real Property or the rents due thereunder. All rents, deposits and additional rents due pursuant to the Real Property Leases have been paid in full and no security deposit or portion thereof has been applied as to a breach or default under the Real Property Leases that has not been re-deposited in full.

(d)    Condition. The Leased Real Property, including all buildings, structures, fixtures and appurtenances comprising part of the Leased Real Property and all systems located thereon (including, without limitation, the mechanical, electrical and HVAC systems) are, to the knowledge of Presidio, in good operating condition and have been maintained in the ordinary course of business, reasonable wear and tear excepted, and are, in all material respects, adequate and sufficient for the purposes to which they are used in the conduct of the business of Presidio. Presidio does not use in its business any real property other than the Leased Real Property.

(e)    Compliance. To the knowledge of Presidio, each Leased Real Property (i) complies in all material respects with applicable Law, including all laws, regulations, ordinances, or Orders relating to zoning, building and use permits, the Americans with Disabilities Act of 1990, as amended (the “ADA”), the Occupational Health and Safety Act of 1970 (“OSHA”) and all similarly intended state and local laws and (ii) under applicable zoning ordinances, may be used for the purposes for which it currently is used as a matter of right rather than by grant of variance or as a conditional or nonconforming use. Presidio has not received any written notice or written communication from any Governmental Entity of any violations of, any claims made or threatened regarding material noncompliance with, or any Legal Action instituted or threatened regarding material noncompliance with, the ADA, OSHA or any similarly intended applicable Law. Presidio has accrued all expenses necessary to comply with any ADA or OSHA requirements on its Interim Financial Statements.

(f)    Governmental Actions. No Leased Real Property has been condemned or otherwise taken by any Governmental Entity and, to the knowledge of Presidio, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, Contract or Law which might adversely affect its use or value for the purposes now made of it. To the knowledge of Presidio, no Leased Real Property is subject to any current interests of third parties or other restrictions or limitations that would materially impair or be materially inconsistent with the current use of such property by Presidio.

(g)    Branches. Except as set forth on Section 3.19(g) of the Presidio Disclosure Schedule, Presidio has not applied for or received permission to open any additional branch or operate at any other location.

(h)    Personal Property. Presidio has good, valid and marketable title to, or a valid leasehold interest in, all of the material tangible personal property or assets of Presidio used in the conduct of its business (including, without limitation, trade fixtures, shelving, furniture, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies), excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the business of Presidio, free and clear of all Liens other than Permitted Liens. All material items of equipment and other tangible assets owned by or leased to Presidio are sufficient for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted), and are sufficient for the conduct of the business of Presidio in the manner in which such business is currently being conducted. Presidio does not own or lease any automatic teller machines.

Section 3.20    Intellectual Property.

(a)    Presidio Owned IP. Section 3.20(a) of the Presidio Disclosure Schedule sets forth a complete and correct list of all registrations and applications for Presidio Owned IP, and for each of the foregoing, the official registration or application number, the legal owner, the jurisdiction in which such Intellectual Property subsists, has been issued or registered or in which any application for such issuance and registration has been filed.

(b)    Right to Use; Title. Presidio owns all right, title, and interest in or has the valid right to use all of the Presidio IP, free and clear of all Liens other than Permitted Liens. Presidio is the sole and exclusive beneficial owner, and, as to applications and registrations, record owners, of all the Presidio Owned IP. There are no obligations or covenants to, or restrictions from any other persons affecting the use, enforcement, transfer, or licensing of the Presidio Owned IP by Presidio. Presidio IP constitute all the Intellectual Property necessary to conduct the businesses of Presidio. The Presidio Owned IP and, to the knowledge of Presidio, the Presidio Licensed IP, is valid, subsisting, and enforceable. None of Presidio IP is being licensed, enforced, or otherwise used in a manner that would reasonably be expected to result in the loss of such Presidio IP (including allowing to lapse, abandonment, cancellation of such Intellectual Property).

(c)    Non-Infringement. The use by Presidio of any Presidio IP and the conduct of its businesses does not infringe, misappropriate, or otherwise violate any rights of any person, and no proceeding is pending or, to the knowledge of Presidio, has been threatened or asserted against Presidio with regard to the ownership, use, infringement, misappropriation, violation, validity, or enforceability of any Presidio IP. Presidio has not infringed, misappropriated, or otherwise violated any Intellectual Property of any third party. To the knowledge of Presidio, no person is infringing, misappropriating, or otherwise violating any rights of Presidio in or to any Presidio IP. No Legal Action is pending or has been threatened or asserted by Presidio against any person with regard to the ownership, use, infringement, misappropriation, violation, validity, or enforceability of any Presidio IP.

(d)    Protection of Trade Secrets. Presidio has taken commercially reasonable actions to protect the confidentiality of their Presidio IP and Trade Secrets and other confidential information including by maintaining appropriate confidentiality policies and agreements. All material use, disclosure or appropriation of Presidio IP and Trade Secrets owned by Presidio by or to a third party has been pursuant to the terms of an agreement or other legal obligation between Presidio and such third party pursuant to which the third party undertakes to protect and not disclose such Trade Secrets. Neither Presidio, nor to the knowledge of Presidio, any person under the control of Presidio has breached any confidentiality policy or agreement that such person is subject to, and, to the knowledge of Presidio, no other party to any such confidentiality agreement is in material breach thereof.

(e)    No Adverse Effect. The consummation of the Contemplated Transactions and compliance by Presidio with the provisions of this Agreement will not result in the termination, cancellation, loss, or impairment of, nor require the payment of additional amounts or the consent of any person, or result in the creation of any Lien (except Permitted Liens) in or upon, any Presidio IP.

Section 3.21    Information Technology.

(a)    IT Systems. All IT Systems have been properly maintained by technically competent personnel in all material respects, according to standards set by the manufacturers or otherwise according to standards prudent in the industry, to ensure proper operation, monitoring and use. Presidio has reasonable disaster recovery plans, procedures and facilities for its business and has taken reasonable steps to safeguard the IT Systems. The IT Systems are in good working condition to effectively perform all information technology operations necessary to the business of Presidio according to its documentation and functional specifications and otherwise as required by Presidio for its business as presently conducted. Presidio has not experienced within the past three (3) years any material disruption to or interruption in its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the IT Systems. Presidio has taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to or material interruption in the conduct of its business. The IT Systems are in material compliance with regulatory standards and guidelines as required by applicable Law. Presidio is not in breach of any Contract as to any IT Systems. To the knowledge of Presidio, no person has gained unauthorized access to the IT Systems.

(b)    Security and Privacy. To the knowledge of Presidio, there do not exist any facts or circumstances that would cause Presidio to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder and the provisions of the information security program adopted by Presidio. To the knowledge of Presidio, since December 31, 2015, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Presidio to undertake any remedial action. No written claims are pending and, to the knowledge of Presidio, no written claim has been asserted or threatened against Presidio and no basis exists for the assertion against Presidio by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures. The consummation of the Contemplated Transactions will not breach or otherwise cause any violation of any such Laws, policies or procedures. As to all personal information described in this Section 3.21(b), Presidio has taken commercially reasonable steps (including implementing and monitoring compliance with measures as to technical and physical security) to protect the information in a manner consistent with such Laws, rules, policies or procedures. To the knowledge of Presidio, there has been no unauthorized access to or other misuse of that information.

Section 3.22    Material Contracts.

(a)    Material Contracts. For purposes of this Agreement, “Presidio Material Contract” shall mean the following to which Presidio is a party or any of its assets are bound:

(i)    any employment Contract providing an annual base salary or wage rate and target cash bonus opportunity of more than $100,000 or consulting Contract with a natural person providing consulting fees of more than $100,000 per annum, in either case which cannot be terminated without penalty on no more than 30 days’ notice;

(ii)    any Contract pursuant to which Presidio is or may become obligated to make any retirement, severance, termination, bonus or similar payment to any current or former officer, director or employee;

(iii)    any Contract (A) containing covenants binding upon Presidio that restricts the ability of Presidio (or which, following the consummation of the Merger, would restrict the ability of Presidio or the Surviving Corporation) to compete in any business or geographic area or which grant “most favored nation” status that, following the Merger, would apply to the Surviving Corporation, (B) that could require the disposition of any material assets or line of business of Presidio or, after the Effective Time, the Surviving Corporation, or (C) that prohibits or limits the right of Presidio to sell or distribute any material products or services;

(iv)    any lease of personal property providing for annual lease payments in excess of $100,000 per annum or aggregate payments over the remaining term of the lease in excess of $100,000;

(v)    any Contract (A) involving capital expenditures or capital asset purchases or capital asset sales in excess of $100,000 or (B) involving any expenditures or commitments to purchase information technology in excess of $100,000;

(vi)    any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar Contract as to any interest of Presidio (other than as mortgagor or pledgor in the ordinary course of its banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of business) in personal property having a value of $100,000 or more;

(vii)    other than the Subordinated Notes, any Contract relating to any direct or indirect indebtedness for borrowed money of Presidio (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit, but excluding deposits received in the ordinary course of business);

(viii)    any Contract for the sale of any property or assets in which Presidio has an ownership interest or for the grant of any preferential right to purchase any such property or asset that involves the payment of more than $100,000 per annum;

(ix)    any Contract providing a guarantee or indemnification of any person by Presidio, except for Contracts entered into in the ordinary course of business providing for customary and immaterial indemnification;

(x)    any Real Property Lease;

(xi)    any Contract of any outstanding participation with any other bank in any loan entered into by Presidio in excess of $100,000, or any sales of assets of Presidio with recourse of any kind to Presidio, or any Contract providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(xii)    any Contract for data processing, software programming and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payments of $100,000 or more by Presidio;

(xiii)    any License Agreement that involves payment of more than $100,000 per annum;

(xiv)    any Derivatives Contract;

(xv)    any supply, maintenance or landscape Contract not terminable by Presidio without penalty on 30 days or less notice and which provides for payments in excess of $100,000 per annum;

(xvi)    any advertising, brokerage, licensing, dealership representative or agency relationship Contract which provides for payments in excess of $100,000;

(xvii)    any Contract which involves future payments of $100,000 or more that may not be cancelled by Presidio (or, following the consummation of the Merger, HCC or the Surviving Corporation) on 30 days or less notice and without payment of a penalty or termination fee (assuming such Contract was terminated on the Closing Date);

(xviii)    any Contract containing any standstill or similar agreement pursuant to which Presidio has agreed not to acquire assets or securities of another person;

(xix)    any Contract that is entered into, or has been entered into in the two years prior to the date of this Agreement, with (A) any Affiliate of Presidio, (B) any current or former director or officer or any person beneficially owning five percent (5%) or more of the outstanding shares of the capital stock of Presidio or (C) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (A) or (B) of this subsection other than in each case loan or deposit relationships entered into in the ordinary course of business;

(xx)     any Contract that would prevent, materially delay or materially impede Presidio’s ability to consummate the Merger or other Contemplated Transactions;

(xxi)    any Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Presidio could be required to purchase or sell, as applicable, any equity interests of any person or assets;

(xxii)    any Contract which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(xxiii)    any Contract that involves performance of services or delivery of goods or materials to, or expenditures by, the Presidio of an amount or value in excess of $100,000 over its remaining term, other than loans, funding arrangements, OREO-related arrangements and other transactions made in the ordinary course of business;

(xxiv)    any Contract providing for the indemnification of any officer or director; or

(xxv)    any other Contract under which Presidio is obligated to make payment or incur costs in excess of $100,000 in any year and which is not otherwise described in clauses (i)-(xxiii) above.

(b)    Schedule of Material Contracts. Section 3.22(b) of the Presidio Disclosure Schedule sets forth a complete and correct list of all Presidio Material Contracts. Presidio has made available to HCC correct and complete copies of all Presidio Material Contracts, including any amendments, modifications, supplements, waivers and side letters thereof.

(c)    Enforceability; No Breach. Each Presidio Material Contract is valid and in full force and effect, and is enforceable under its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). Presidio has not violated or breached in any material respect or committed any material default under any Presidio Material Contract. To the knowledge of Presidio, no other person has violated or breached in any material respect, or committed any material default under, any Presidio Material Contract. To the knowledge of Presidio, no event has occurred and no circumstance exists, that (with or without notice or lapse of time) has or would reasonably be expected to (i) result in a violation or breach in any material respect of any of the provisions of any Presidio Material Contract, (ii) give any person the right to declare a default or accelerate the payment or performance under any Presidio Material Contract, or (iii) give any person the right to cancel, terminate, or modify in any material respect any Presidio Material Contract. Presidio has not received any written notice or other written communication regarding any actual or possible material violation or breach of or default under any Presidio Material Contract. No party to any Presidio Material Contract will have the right to terminate any or all of the provisions of any such Presidio Material Contract as a result of this Agreement or the Contemplated Transactions.

Section 3.23    Insurance. Presidio has in effect policies of insurance underwritten by insurers of recognized financial responsibility as to their assets and business against such casualties and contingencies and in such types and in the amounts (with deductibles as are customary for companies in the same or similar businesses) that Presidio reasonably believes are adequate for its business, operations, properties and assets, and is sufficient for compliance with all material requirements of any Governmental Entity or Contracts to which Presidio is a party (with deductibles as are customary for companies in the same or similar businesses). Presidio has made available to HCC copies of all policies of insurance and bonds carried and owned by Presidio as of the date of this Agreement, which copies are complete and accurate (collectively, “Presidio Insurance Policies”) and all written correspondence relating to any material claims made since December 31, 2015). All of Presidio Insurance Policies are in full force and effect, and the premiums due and payable thereon have been or will be timely paid through the Closing Date. There is no material breach or default (and no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by Presidio under any of Presidio Insurance Policies or, to the knowledge of Presidio, by any other party to Presidio Insurance Policies. Presidio has not received any written notice of cancellation or non-renewal of any Presidio Insurance Policy nor, to the knowledge of Presidio, has the termination of any such policies been threatened.

Section 3.24    Governmental Approvals and Other Conditions. Presidio has not taken nor intends to take any action, nor does Presidio have knowledge of any fact or circumstance that would materially impede or delay the consummation of the Contemplated Transactions, or the ability of the parties to obtain any approval of any Governmental Entity required for the

Contemplated Transactions or to perform its covenants and agreements under this Agreement. To the knowledge of Presidio, no event has occurred and no circumstances exists related to Presidio that is or are reasonably likely to (a) cause the approvals that are required to be obtained from any Governmental Entity having approval authority in connection with the Contemplated Transactions not to be granted, (b) cause such Governmental Entity approvals would to be subject to a condition which would differ from conditions customarily imposed by a Governmental Entity in orders approving acquisitions of the type contemplated by this Agreement or (c) make any of the conditions precedent to the obligations of Presidio to consummate the Contemplated Transactions unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

Section 3.25    Opinion of Financial Advisor. The Presidio Board has received the verbal opinion of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), to be confirmed in writing as of the date of this Agreement, to the effect that, as of such date, and based on the assumptions, qualifications, and limitations contained therein, the Per Share Exchange Ratio to be received by the holders of Presidio Common Stock pursuant to the Merger is fair to such shareholders from a financial point of view.

Section 3.26    Brokers. Except for Sandler O’Neill, no broker, finder, investment banker, or other person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements or authorizations made by or on behalf of Presidio. Presidio has heretofore made available to HCC copies of all Contracts between Presidio and Sandler O’Neill pursuant to which such firm would or may be entitled to any payment relating to the Contemplated Transactions.

Section 3.27    Presidio Information. The information provided by Presidio relating to Presidio that is to be contained in the Registration Statement, the Joint Proxy Statement/Prospectus, any filings or approvals under applicable state securities laws, any filing pursuant to the Securities Act or Exchange Act, or in any other document filed with any other Governmental Entity in connection with the matters set forth in this Section 3.27, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other Laws, as applicable.

Section 3.28    Regulatory Reports and Filings. The Presidio Reports required to be filed with any bank regulatory Governmental Entity through the Closing Date will comply in all material respects with the applicable Laws of such Governmental Entity with which it will be filed and none of the Presidio Reports or other filings will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of Presidio (on a consolidated basis) will fairly present in all material respects the financial position of Presidio (on a consolidated basis), and will be prepared under GAAP and bank regulatory accounting rules. Notwithstanding anything to the contrary set forth in this Section 3.28, Presidio makes no representation or warranty as to any information supplied by HCC for inclusion in such reports.

Section 3.29    Related Party Transactions. No relationship direct or indirect exists between or among Presidio and its Affiliates, on the one hand, and any director, officer, or Affiliate of Presidio, on the other hand, which would be required by the Securities Act to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act (as if applicable to Presidio). No Affiliate of Presidio has any interest in any property or asset used in the conduct of the business of Presidio. Except for extensions of credit which comply with the provisions of Regulation O promulgated pursuant to the Federal Reserve Act, Presidio has not engaged in any transactions with Affiliates (other than with each other) within the meaning of Sections 23A and 23B of the Federal Reserve Act.

Section 3.30    Operating Losses. Section 3.30 of the Presidio Disclosure Schedule sets forth any Operating Loss that has occurred at Presidio during the period after December 31, 2016, to the date of this Agreement that exceeds $100,000. Except as set forth on Section 3.30 of the Presidio Disclosure Schedule, to the knowledge of Presidio, no event has occurred, and no action has been taken or omitted to be taken by any employee of Presidio that has resulted in the incurrence by Presidio of an Operating Loss or that might reasonably be expected to result in the incurrence by Presidio of an Operating Loss after the date of this Agreement, which, net of any insurance proceeds payable in respect thereof, exceeds, or would exceed $100,000 individually or when aggregated with all other Operating Losses, $250,000 during such period. For purposes of this Agreement, “Operating Loss” means any individual loss resulting from cash shortages, lost or incorrectly posted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines, civil money penalties, fines, litigation, claims, arbitration awards or other similar acts or occurrences.

Section 3.31    Takeover Laws. The Presidio Board has approved this Agreement and the Contemplated Transactions as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law (such laws, collectively “Takeover Provisions”).

Section 3.32    Transaction Expenses. Section 3.32 of the Presidio Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement and as updated pursuant to Section 5.16 the reasonably anticipated Transaction Expenses.

Section 3.33    No Other Representations or Warranties. Except for the representations and warranties in this Article III, neither Presidio nor any other person makes any express or implied representation or warranty with respect to Presidio, or its business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Presidio hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Presidio in this Article III, neither Presidio nor any person makes or has made any representation to HCC or any of HCC’s Affiliates or representatives with respect to any oral or written information presented to HCC or any of HCC’s Affiliates or representatives in the course of their due diligence investigation of Presidio (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.    Presidio acknowledges and agrees that neither HCC nor HBC or any other person has made or is making any express or implied representation or warranty other than those contained in Article IV, and Presidio specifically disclaims reliance on any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HCC

Except as Previously Disclosed, HCC hereby represents and warrants to Presidio as follows:

Section 4.01    Organization; Qualification; Subsidiaries.

(a)    HCC. HCC is a corporation duly organized, validly existing and in good standing under the laws of California, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). HCC has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as is now being conducted. HCC is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to have a HCC Material Adverse Effect. HCC owns, beneficially and of record, all of the issued and outstanding shares of capital stock of HBC free and clear of any Liens, and such shares are duly authorized, validly issued, fully paid and nonassessable.

(b)    HBC. HBC is a corporation and a California state-chartered bank duly organized, validly existing in good standing under the laws of California. HBC is authorized by the DBO according to the CFC to conduct a commercial banking business. HBC has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as is now being conducted. The deposits of HBC are insured up to the applicable limits (or fully insured if there is no limit) through the DIF as administered by FDIC to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid have been paid when due. No Legal Action for the termination or revocation of such insurance is pending, or to the knowledge of HCC, has any such termination or revocation been threatened. HBC is a member bank in good standing of the Federal Home Loan Bank of San Francisco. HBC is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to have a HCC Material Adverse Effect.

(c)    Subsidiaries. HCC has no Subsidiaries except for HBC, which is a wholly-owned subsidiary of HCC. HBC has no Subsidiaries, except for 150 Almaden Boulevard Investments LLC, a California limited liability company, and CSNK Working Capital Finance Corp., a California corporation (dba Bay View Funding) which are wholly-owned subsidiaries of HBC.

(d)    Charter Documents. HCC has delivered or made available to Presidio a correct and complete copy of the Charter Documents, as amended and currently in effect, of HCC and HBC. Neither HCC nor HBC is in violation of any of the provisions of its Charter Documents.

Section 4.02    Capitalization. The authorized capital stock of HCC consists of 60,000,000 shares of HCC common stock, no par value (“HCC Common Stock”) and 10,000,000 shares of preferred stock, no par value (“HCC Preferred Stock”). As of the date of this Agreement (a) 43,343,753 shares of HCC Common Stock are issued and outstanding (of which 120,300 shares are unvested restricted shares), (b) no shares of HCC Preferred Stock are issued and outstanding, (c) 1,505,514 shares of HCC Common Stock have been reserved pursuant to the HCC Equity Plans as to stock options outstanding on the date of this Agreement, subject to adjustment on the terms set forth in the HCC Equity Plans and (d) 1,172,592 shares of HCC Common Stock have been reserved for issuance pursuant to awards under the HCC Equity Plans, not granted on the date of this Agreement. Except for the stock options and restricted stock awards issued on the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of HCC. All of the issued and outstanding shares of HCC Common Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of or subject to preemptive rights, Lien, voting restriction, purchase option, call option, right of first refusal, subscription agreement or any other similar right and were issued in compliance with applicable Law. There are no voting trusts or other agreements or understandings to which HCC, any Subsidiary of HCC or, to the knowledge of HCC, any of their respective officers or directors, is a party with respect to the voting of any HCC Common Stock, HCC Preferred Stock, or other equity securities of HCC. The shares of HCC Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued at the Effective Time.

Section 4.03    Authority; Non-contravention; Governmental Consents.

(a)    Authority. Each of HCC and HBC has full corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is or will be a party, and, subject to the receipt of regulatory and shareholder approvals, to perform its obligations and consummate the Contemplated Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Contemplated Transactions have been duly and validly approved by the Board of Directors of HCC (the “HCC Board”) and the Board of Directors of HBC (the “HBC Board”). The HCC Board, at a meeting duly called and held, has determined that the Merger and the issuance of the HCC Common Stock to be issued in connection with the Merger on the terms and conditions set forth in this Agreement, is advisable and in the best interests of HCC and its shareholders and resolved to recommend that the holders of the HCC Common Stock vote for approval and adoption of this Agreement and the Contemplated Transactions, including the Merger. Except for the shareholder approval by the affirmative vote of the holders of a majority of shares of the outstanding shares of the HCC Common Stock (the “Requisite HCC Vote”) and the approval by HCC as the holder of all of the outstanding shares of common stock issued by HBC, no further corporate proceedings on the part of HCC or HBC (except for matters as to setting the date, time, place and record date for HCC Meeting or other matters specifically required by this Agreement) are necessary in order to authorize or approve this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by each of HCC and HBC and (assuming due authorization, execution and delivery by Presidio) this Agreement constitutes a valid and binding obligation of each of HCC and HBC, enforceable against HCC and HBC under its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). All corporate proceedings on the part of HCC and HBC necessary to consummate the Contemplated Transactions will have been taken before the Effective Time.

(b)    Non-Contravention. The execution, delivery and performance of this Agreement, the consummation of the Merger and the other Contemplated Transactions by HCC and HBC, will not (i) violate any provision of the Charter Documents of HCC, HBC or any of their respective Subsidiaries or (ii) assuming that the consents, approvals, and filings referred to in Section 4.03(c) are obtained or made, (A) violate in any material respect any Law applicable to HCC, HBC or any of their respective Subsidiaries or any of their respective properties or assets or (B) constitute or result in a material breach of any provision of or the loss of any benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (except Permitted Liens) upon any of the respective properties or assets of HCC, HBC or any of their respective Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, material contract or other instrument or obligation to which the HCC, HBC or their respective Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound, except with respect to clause (ii)(B) for any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have an HCC Material Adverse Effect.

(c)    Regulatory Filings and Approvals. Except for (i) the filing of any required applications, filings or notices with, and approvals, non-objections or waivers by, the FRB, the FDIC and the DBO, (ii) compliance with any applicable requirements of the Exchange Act and Securities Act, including the filing with the SEC and declaration of effectiveness of the Registration Statement under the Securities Act, (iii) approval of the listing on NASDAQ of the HCC Common Stock to be issued in connection with the Merger, (iv) the Requisite Presidio Vote, (v) the HCC Requisite Vote, (vi) the HCC shareholder approval to increase the authorized shares of HCC Common Stock, (vii) the filing of the Agreement of Merger pursuant to the CGCL and CFC, and (viii) such filings and approvals as are required to be made or obtained under applicable state securities laws in connection with the issuance of the shares of HCC Common Stock pursuant to this Agreement (if required), no consents or approvals of or filings or registrations with any Governmental Entity, are necessary in connection with (A) the execution and delivery by HCC of this Agreement or (B) the consummation by HCC and HBC of the Merger and the other Contemplated Transactions.

Section 4.04    Reports; Financial Statements; Internal Controls.

(a)    Reports and Assessments. Since December 31, 2015, HCC and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registration statements, proxy statements, and other materials and certifications, together with any amendments required to be made with respect thereto (“HCC Reports”), that they were required to file (or furnish, as applicable) with the Regulatory Agencies and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2015, including any report or statement required to be filed pursuant to applicable Law, or any Regulatory Agency or other Governmental Entity. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement as to reports and documents filed before the date of this Agreement), each HCC Report (including the financial statements, exhibits, and schedules thereto), complied in all material respects with applicable Law. All fees and assessments due and payable in connection with the HCC Reports have been paid. There are no material unresolved violations or exceptions in any HCC Report as of the date of this Agreement. HCC has made available to Presidio the Call Report (including the financial statements therein) filed by HBC for the periods ended December 31, 2018 and March 31, 2019.

(b)    SEC Reports. An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by HCC pursuant to the Securities Act or the Exchange Act since December 31, 2015 (the “SEC Reports”) is publicly available. No SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c)    NASDAQ. HCC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(d)    Financial Statements. The financial statements of HCC and its Subsidiaries included (or incorporated by reference) in the SEC Reports (including the related notes, where applicable) (i) have been prepared from and are in accordance with the books and records of HCC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of HCC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form as of their respective dates of filing with the SEC in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared according to GAAP, except as indicated in such statements or in the notes thereto. The books and records of HCC and its Subsidiaries have been, and are being, maintained in the ordinary course of business and in all material respects in accordance with GAAP any other applicable legal and accounting requirements.

(e)    Internal Controls.

(i)    HCC has disclosed, based on its most recent evaluation prior to the date of this Agreement and to the knowledge of HCC, to HCC auditors and the audit committee of the HCC Board (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect the HCC’s ability to record, process, summarize and report financial data and has identified for HCC’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the HCC’s internal controls.

(ii)    HCC has implemented and maintains internal controls over financial reporting that are effective in providing reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes according to GAAP and includes policies and procedures for its own purposes that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of HCC and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements according to GAAP, (C) provide reasonable assurance that receipts and expenditures of HCC and its Subsidiaries are being made only according to authorizations of management and directors of HCC and its Subsidiaries and (D) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of HCC assets that could have a material effect on its financial statements. Since December 31, 2015, HCC has not experienced or effected any material change in internal control over financial reporting except as required by applicable Law.

(iii) To the knowledge of HCC, since December 31, 2015, (A) there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to materially adversely affect HCC’s ability to record, process, summarize and report financial information, and (B) there is no fraud whether or not material that involves management or other employees who have a significant role in HCC’s internal control over financial reporting.

(f)    Accounting and Auditing Practices. Since December 31, 2015, neither HCC nor any of its Subsidiaries, nor, to the knowledge of HCC, any director, officer, employee, auditor, accountant or representative of HCC or any of its Subsidiaries, has received any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of HCC or any of its Subsidiaries or its internal accounting controls, including any written complaint, allegation, assertion or claim that HCC or any of its Subsidiaries, or any of its directors, officers or employees, has engaged in questionable accounting or auditing practices or fraudulent practices.

Section 4.05    Taxes. HCC and each of its Subsidiaries have (a) filed all material Tax Returns that they are required to have filed, and all such Tax Returns are accurate, correct and complete in all material respects and (b) paid all material Taxes that they are required to have paid, other than Taxes currently payable without penalty or interest, or being contested in good faith by appropriate proceedings. HCC has not taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.06    Material Changes. Since the date of the latest audited financial statements included within the SEC Filings, except as disclosed in subsequent SEC Filings filed before the date of this Agreement, no event has occurred or circumstance arisen that has had or would be reasonably expected, individually or in the aggregate, to have a HCC Material Adverse Effect.

Section 4.07    Community Reinvestment Act. HBC is in compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. HBC has not received a CRA rating of less than “satisfactory” in any of its three most recently completed exams. HCC has no knowledge that HBC’s compliance under the CRA would constitute grounds for either the denial by any Governmental Entity of any application to consummate the Contemplated Transactions or the imposition of a Burdensome Condition in connection with the approval of any such application, or the existence of any fact or circumstance or set of facts or circumstances that would reasonably be expected to result in HBC having its current rating lowered. HBC (i) is not subject to any agreement, undertaking, order, directive, liability, or any other commitment or obligation with any Governmental Entity or any other persons (including any third party group representing community interests) regarding or otherwise relating to HBC’s policies, practices or relations with customers, vendors or clients or any other CRA Agreement and (ii) has not been advised since December 31, 2015, by any Governmental Entity or other persons that it is considering issuing, initiating, ordering, or requesting, as applicable, any such CRA Agreement. HBC is in compliance with each CRA Agreement to which it is party or subject, and HBC has not received any written notice from any Governmental Entity or other persons indicating that HBC is not in compliance with any such CRA Agreement. There is no unresolved violation, criticism, claim, liability or exception by any Governmental Entity as to any CRA Agreement. HBC has not received any notice or other communication (whether (to its knowledge, oral) or written) from any third-party group representing community interests raising concerns or objections as to its policies, practices or relations with customers, vendors or clients, or the Contemplated Transactions.

Section 4.08    Litigation. Neither HCC nor any of its Subsidiaries is party to any Legal Action, nor, to the knowledge of the HCC, is any Legal Action threatened against HCC or any of its Subsidiaries or any of their respective properties or assets (or for which HCC or any of its Subsidiaries is obligated to indemnify a third party) or, to the knowledge of HCC, against any executive officer or director of HCC or any of its Subsidiaries in their capacities in those positions. To the knowledge of HCC, there is no reasonable basis for and no event has occurred or circumstance exists that (with or without notice or lapse of time or both) would reasonably be expected to give rise to or serve as a basis for, constitute or result in, any material Legal Action against HCC or any of its Subsidiaries. No matter described in Section 4.08 of the HCC Disclosure Schedule, individually or in the aggregate, had or would reasonably be expected to have a HCC Material Adverse Effect.

Section 4.09    No Brokers; Fairness Opinion. Other than HCC’s engagement of D.A. Davidson, whose fees and costs will be borne by HCC, no action has been taken by HCC that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment as to the Contemplated Transactions. The HCC Board has received the verbal opinion of D.A. Davidson, to be confirmed in writing as of the date of this Agreement to the effect that, as of such date, and based on the assumptions, qualifications, and limitations contained therein, the Per Share Exchange Ratio to be received by the holders of Presidio Common Stock pursuant to the Merger is fair to the HCC shareholders from a financial point of view.

Section 4.10    HCC Information. The information provided by HCC relating to HCC and its Subsidiaries that is to be contained in the Registration Statement, the Joint Proxy Statement/Prospectus, any filings or approvals under applicable state securities Laws, any filing pursuant to the Securities Act or under the Exchange Act, or in any other document filed with any other Governmental Entity in connection with the matters set forth in this Section 4.10, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other Laws, as applicable.

Section 4.11    Regulatory Reports and Filings. The HCC Reports and other filings and the reports and filings of its Subsidiaries required to be filed with any Governmental Entity through the Closing Date will comply in all material respects with the applicable Law of such Governmental Entity with which it will be filed and none of the reports or other filings will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of HCC and its Subsidiaries (or as on a consolidated basis) will fairly present in all material respects the financial position of HCC and its Subsidiaries (or as on a consolidated basis) and will be prepared according to GAAP. Notwithstanding anything to the contrary set forth in this Section 4.11, HCC makes no representation or warranty as to any information supplied by Presidio for inclusion in any such reports.

Section 4.12    Compliance with Laws.

(a)    Compliance. Since December 31, 2015, HCC and each of its Subsidiaries have complied in all material respects and are not in material violation of (i) any applicable Law, including all Laws as to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act, the Flood Disaster Protection Act, the Military Lending Act, the Servicemembers Civil Relief Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the U.S. Small Business Administration, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all legal requirements relating to the origination, sale and servicing of loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information. Neither HCC nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Entity asserting that it is not in compliance with any Law which such Governmental Entity enforces (excluding comments resulting from routine regulatory examinations that have subsequently been resolved to the satisfaction of the applicable Governmental Entity), and to the knowledge of HCC, no grounds for the foregoing exist. No matter described in Section 4.12(a) of the HCC Disclosure Schedule, has had or would reasonably be expected to have, individually or in the aggregate, an HCC Material Adverse Effect.

(b)    Unfair and Deceptive Actions. Neither HCC nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law, and there are no allegations, claims or disputes to which HCC or any of its Subsidiaries is a party that allege, or to the knowledge of HCC, no person has threatened or threatens to allege, that HCC or any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law.

(c)    Bank Secrecy Act; Anti-Money Laundering. Since December 31, 2015, to the knowledge of HCC, there do not exist any facts or circumstances that would cause HCC or any of its Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any Order issued as to anti-money laundering by OFAC, or any other applicable anti-money laundering Law or the provisions of the Bank Secrecy Act/anti-money laundering program adopted by HCC or any of its Subsidiaries. The HBC Board has adopted and implemented a Bank Secrecy Act/anti-money laundering program that also satisfies the applicable requirements of the USA PATRIOT Act and the regulations thereunder, and none of HCC or any of its Subsidiaries has not received any written notice or other written communication from any Governmental Entity that such program has been deemed ineffective in meeting the requirements of the such Laws. HCC and each of its Subsidiaries has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(d)    Privacy of Customer Information. To the knowledge of HCC, there do not exist any facts or circumstances that would cause HCC or any of its Subsidiaries to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder and the provisions of the information security program adopted by HBC. To the knowledge of HCC, since December 31, 2015, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause HCC or any of its Subsidiaries to undertake any remedial action. No claims are pending and, to the knowledge of HCC, no claims have been asserted or threatened against HCC or any of its Subsidiaries or are likely to be asserted or threatened against HCC or any of its Subsidiaries by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures. As to all personal information described in this Section 4.12(d) HCC and each of its Subsidiaries has taken all steps reasonably necessary (including implementing and monitoring compliance with measures as to technical and physical security) to protect the information in a manner consistent in all material respects with the Laws, policies or procedures referred to in this Section 4.12(d).

(e)    Foreign Activities.

(i)    None of HCC or any of its Subsidiaries has, and to the knowledge of HCC, none of its or any of its Subsidiaries’ directors, officers, agents, employees or any other persons acting on its behalf has, (A) violated the Foreign Corrupt Practices Act, 15 U.S.C. §

78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (B) made or provided, or caused to be made or provided, directly or indirectly any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision in violation of applicable Law, (C) paid, accepted or received any unlawful contributions, payments, expenditures or gifts in connection with the business conducted by HCC or any of its Subsidiaries in violation of applicable Law, (D) violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (E) become subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(ii)    None of HCC or any of its Subsidiaries has, and to the knowledge of HCC, none of its or any of its Subsidiaries’ directors, officers, agents, employees, Affiliates or any other persons on its behalf, is (A) engaged in any services (including financial services), transfers of goods, software or technology, or any other business activity as to (1) the Sanctioned Countries, (2) the government of any Sanctioned Country, (3) any person located or a resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (4) any person made subject of any Sanctions, (B) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (C) is a person currently the subject of any Sanctions or (D) located, organized or resident in any Sanctioned Country.

(f)    Cannabis. To the knowledge of HCC, HBC does not accept deposits from, has not originated any Loan to and does not otherwise transact business with any person engaged in the manufacture, production, distribution, sale, or other dispensation of cannabis. To the knowledge of HCC, no borrower under any Loan (i) is engaged in the manufacture, production, distribution, sale or other dispensation of cannabis or (ii) leases any assets to any person engaged in the manufacture, production, distribution or dispensation of cannabis. To the knowledge of HCC, HBC has timely and properly filed all mandatory Suspicious Activity Reports as to cannabis and has complied with applicable guidance as to cannabis banking from any Governmental Entity.

(g)    Governmental Authorizations. HCC and each of its Subsidiaries hold all material Governmental Authorizations and have made all material filings, applications, notices and registrations with any applicable Governmental Entity required for the lawful conduct of its respective businesses as presently conducted or the ownership or use of its properties, rights, assets, and deposits under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith). HCC and each of its Subsidiaries is in compliance in all material respects with the terms of all Governmental Authorizations. Neither HCC nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Entity regarding any failure to comply with any Governmental Authorization. No material Governmental Authorization is subject to a suspension or cancellation.

Section 4.13    Regulatory Matters. Neither HCC nor any of its Subsidiaries nor any of their respective properties is directly or indirectly a party or subject to any Order which restricts the conduct of its business, imposes any requirements or procedures, or in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business. None of HCC or any of its Subsidiaries has received at any time since December 31, 2015, any written notice or other written communication whether from any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Order. Except for normal examinations conducted by a Governmental Entity in the ordinary course of the business of HCC or any of its Subsidiaries, no Governmental Entity has initiated since December 31, 2015, or has pending any Legal Action before, or, to the knowledge of HCC, any inquiry, examination or investigation by, any Governmental Entity into the business or operations, policies, practices or disclosures of HCC or any of its Subsidiaries, or to the knowledge of HCC, threatened any of the foregoing. There is no material unresolved violation, criticism or exception by any Governmental Entity as to any report or statement relating to any examination of HCC or any of its Subsidiaries. Neither HCC or HBC has been informed that its status as “well-capitalized,” or “well managed” will change within the next 12 months. No matter described in Section 4.13 of the HCC Disclosure Schedule has had or would reasonably be expected to have, individually or in the aggregate, an HCC Material Adverse Effect.

Section 4.14    Governmental Approvals and Other Conditions. Neither HCC nor any of its Subsidiaries has taken or intend to take any action, nor does HCC have knowledge of any fact or circumstance that would materially impede or delay the consummation of the Contemplated Transactions, or the ability of the parties to obtain any approval of any Governmental Entity required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement. To the knowledge of HCC, no event has occurred and no circumstances exists that are reasonably likely to (a) cause the approvals that are required to be obtained from any Governmental Entity having approval authority in connection with the Contemplated Transactions not be granted, (b) cause such Governmental Entity approvals to be subject to a condition which would differ from conditions customarily imposed by a Governmental Entity in orders approving acquisitions of the type contemplated by this Agreement or (c) make any of the conditions precedent to the obligations of HCC and its Subsidiaries to consummate the Contemplated Transactions unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions. Without limitation of the foregoing, HBC and HCC will be “well-capitalized” for regulatory purposes following consummation of the Contemplated Transaction, and to the knowledge of HCC, consummation of the Contemplated Transactions will not require HCC or HBC to raise capital or otherwise secure any financing commitments from any third-parties or require any financing contingencies.

Section 4.15    Labor. HCC and its Subsidiaries have complied and are in compliance in all material respects with applicable Law with respect to employment, termination of employment, and terms, practices, conditions and classification of employment (including applicable Law regarding family and medical leave, disability, labor relations, workers compensation, wage and hour requirements, immigration, discrimination, employee health and safety, employee scheduling, occupational safety and health and the WARN Act), and have not engaged in any unfair labor practices or similar prohibited practices that would reasonably be expected to have a HCC Material Adverse Effect.

Section 4.16    No Other Representations or Warranties. Except for the representations and warranties in this Article IV, neither HCC nor any other person makes any express or implied representation or warranty with respect to HCC, HBC, their respective Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and HCC hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by HCC in this Article IV, neither HCC nor any person makes or has made any representation to Presidio or any of Presidio’s Affiliates or representatives with respect to any oral or written information presented to Presidio or any of Presidio’s Affiliates or representatives in the course of their due diligence investigation of HCC, HBC or their respective subsidiaries (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.    HCC and HBC acknowledge and agree that neither Presidio nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III, and HCC and HBC specifically disclaim reliance on any such other representations or warranties.

ARTICLE V

COVENANTS

Section 5.01    Operation of Presidio’s Business.

(a)    During the period from the date of this Agreement through the Effective Time or the earlier termination of this Agreement under Article VII (the “Pre-Closing Period”) (except with the prior written consent of HCC) Presidio shall (i) conduct its business in the ordinary course of business, (ii) comply in all material respects with applicable Law, (iii) perform its obligations in all material respects under the Presidio Material Contracts, (iv) use commercially reasonable efforts to preserve its business organization intact, keep available the services of their current officers and employees, and maintain their relations and goodwill with all suppliers, customers, depositors, borrowers, landlords, creditors, licensors, licensees, employees, and other persons having business relationships with Presidio, (v) maintain and keep its properties in as good repair and condition as presently maintained, except for obsolete properties and for deterioration due to ordinary wear and tear, (vi) maintain in full force and effect insurance comparable in amount and scope of coverage to that now presently maintained, (vii) maintain the ALLL according to past practices and methodologies and GAAP (providing however, that any changes in practices or methodology shall be attributable solely to changes in GAAP or as directed by a Governmental Entity), (viii) charge-off all Loans and other assets, or portions thereof, deemed uncollectible or classified as “loss” according to GAAP and applicable Law or as directed by a Governmental Entity, and (ix) maintain loan classification policies and procedures according to industry best practices consistent with past practice.

(b)    During the Pre-Closing Period (except with (i) the prior written consent of HCC (provided, however, that with respect to Section 5.01(b)(xvi), the provision of information to HCC related to the taking of such actions, but not the prior written consent, shall be required), (ii) as set forth in Section 5.01(b) of the Presidio Disclosure Schedule or (iii) as required by the terms of this Agreement), Presidio shall not:

(i)    (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock except pursuant to grants of Equity Securities outstanding as of the date hereof under the Presidio Equity Plans, (B) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become be subject to new grant except pursuant to grants of Equity Securities outstanding as of the date hereof under the Presidio Equity Plans, (C) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock or other securities or (D) take any action that would result in any change of any term (including any conversion price thereof) of any debt security of Presidio;

(ii)    declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock, or property) as to any capital stock or other equity or voting interests;

(iii)    amend or propose to amend its Charter Documents;

(iv)    permit the commencement of any construction of new structures or facilities upon, or purchase or lease or sublease any real property as to any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Presidio, including any branch, loan production office or other office or operations facility;

(v)    (A) acquire (other than by way of foreclosures of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, equity interests, deposits or properties of any other person, except in the ordinary course of business or (B) merge or consolidate Presidio with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(vi)    make or commit to make any capital expenditures in excess of $100,000, or incur any obligations or liabilities in connection therewith other than maintenance expenditures in the ordinary course of business;

(vii)    sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse, cancel, abandon or otherwise create any Lien on or otherwise dispose of or discontinue any of its assets, deposits, business or properties (other than sales pursuant to Section 5.01(b)(xviii), which Section 5.01(b)(xviii) will exclusively govern such sales), except in the ordinary course of business and consistent with past practice;

(viii)    introduce any new marketing campaigns or any new sales compensation or incentive programs or arrangements;

(ix)    (A) incur or guarantee any indebtedness for borrowed money, other than in amounts and at maturities in the ordinary course of business or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than the endorsement of checks, commercial paper, bankers acceptances, bank drafts and the presentation of other items for collection in the ordinary course of business consistent with past practice);

(x)    enter into any Derivatives Contract or any structured finance transaction;

(xi)    (A) subject to Section 5.01(b)(xxv)(B) enter into any settlement, compromise or similar agreement as to any Legal Action to which Presidio is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or Legal Action that is settled in an amount and for consideration not in excess of $100,000 individually or $250,000 in the aggregate and that would not (1) impose any material restriction on the business of Presidio before the Effective Time or HCC and its Subsidiaries after the Effective Time or (2) create adverse precedent for claims that are reasonably likely to be material to HCC or its Subsidiaries after the Effective Time or (B) commence any Legal Action, except in the ordinary course of business;

(xii)    (A) enter into any new line of business or introduce any new products or services outside the ordinary course of business, (B) make any material change in any basic policies and practices as to pricing or risk profile of loans, deposits and services, liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Presidio’s business or operations, except as required by applicable Law or requested by any Governmental Entity, (C) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, including using reasonable efforts to avoid any material increase in the aggregate exposure to interest rate risk except in the ordinary course of business or (D) fail to follow existing policies or practices as to managing its exposure to interest rate and other risk except in the ordinary course of business;

(xiii)    materially change the composition of the Investment Securities in its securities portfolio, including any changes in the credit quality, the duration of the Investment Securities or the type of Investment Securities not consistent with past practices in the previous 12 months;

(xiv)    acquire or otherwise invest in or dispose of (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) any debt security, mortgage-backed or mortgage-related security or equity investment other than federal funds or United States Government securities, United States Government agency securities and U.S. Government sponsored agencies, except in the ordinary course of business;

(xv)    increase the rate of interest paid on interest-bearing deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices and otherwise consistent with general economic and competitive conditions in Presidio’s market areas or (B) solicit, accept, renew or roll over any brokered deposits other than in the ordinary course of business;

(xvi)     (A) make, renew or otherwise modify any Loan, in a manner that is inconsistent with Presidio’s ordinary course of business or inconsistent with Presidio’s lending policies and procedures in effect as of the date of this Agreement, or to any person which would, when aggregated with all outstanding Loans or Loan commitments or any renewals or extensions thereof made to such person and, such person’s Affiliates and immediate family members, exceed $3 million (except that the foregoing $3 million limitation may be exceeded so long as Presidio provides to the chief credit officer of HBC in writing within two business days after funding of such Loan a complete Loan package for such Loan after approval by the Presidio Board, a duly authorized loan committee thereof or other corporate authorization in the ordinary course of business consistent with past practice), (B) take any action that would result in any discretionary release of collateral or guarantees, or otherwise restructure the respective amounts set forth in clause (A) above except in the ordinary course of business, (C) forgive, make or commit to make any Loan to, or enter into any transaction with, any director, officer, employee or any Affiliate of Presidio or (D) enter into any Loan securitization or create any special purpose funding entity;

(xvii)    make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure of a debt previously contracted in good faith, in each case in the ordinary course of business);

(xviii)    sell any real estate owned, charge-off any assets, make any compromises on debt, release any collateral on loans or commit to do any of the foregoing other than in the ordinary course of business;

(xix)    purchase or commit to purchase any Loan or participation in any extension of credit, or make, acquire a participation in or reacquire an interest in a participation sold of any extension of credit, or renew or extend the maturity of any participation in any extension of credit, in each case except in the ordinary course of business;

(xx)    reduce any material accrual or reserve, including ALLL, any contingency reserve, litigation reserve, tax reserve accruals for vacation, accruals for employee bonuses, or change the methodology by which such accounts generally have been maintained according to past practices except in the ordinary course of business and consistent with by GAAP;

(xxi)    subject to the other limitations in this Section 5.01, and except as contemplated by the terms of this Agreement or as set forth in Section 5.01(b)(xxi) of the Presidio Disclosure Schedule, amend or modify the material terms of, waive, release or assign any rights under, terminate, renew or allow to renew automatically, make any payment not then required under, fail to comply with or violate the terms of or enter into (A) any Presidio Material Contract, Real Property Lease, Regulatory Agreement, CRA Agreement, or any Contract that would be a Presidio Material Contract if it were in existence on the date of this Agreement (B) any material restriction on the ability of Presidio to conduct its business as it is presently being conducted or (C) any Contract governing the terms of Presidio Common Stock or rights associated therewith or any other outstanding capital stock or the Subordinated Notes (or any other outstanding instrument of indebtedness);

(xxii)    adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of Presidio;

(xxiii)    except as set forth in Section 5.01(b)(xxiii) of the Presidio Disclosure Schedule, hire any person as an employee of Presidio or engage any independent contractor or promote any employee other than (A) any person hired or promoted to fill any vacancies below the level of executive vice president currently existing or arising on or after the date of this Agreement in the ordinary course of business on terms and conditions consistent with past practices, (B) any person hired as an employee or any employee promoted to a position with an annual base salary or wage rate and target cash bonus opportunity of no more than $150,000 in the aggregate or (C) any person engaged as an independent contractor (who is a natural person) with consulting fees of no more than $100,000 per annum and whose engagement may be terminated without penalty on no more than 30 days’ notice or (D) terminate the employment of any executive officer other than for cause;

(xxiv)    except as set forth in Section 5.01(b)(xxiv) of the Presidio Disclosure Schedule or as required under applicable Law or any Contract or Presidio Employee Plan in effect on the date of this Agreement (and disclosed in Section 3.12 or Section 3.22 of the Presidio Disclosure Schedule), (A) enter into or amend or renew (other than pursuant to any contractual term providing for an automatic renewal) any employment, consulting, severance, change in control, bonus, retention, salary continuation or other similar agreements or arrangements with any current or former director, officer or employee of Presidio or grant any salary or wage increase or award any incentive or other bonus payment or increase any employee benefit (including incentive or bonus payments), (B) pay to any employee, officer, director, or independent contractor of Presidio any compensation bonus or benefit not provided for under any Contract or Presidio Employee Plan in effect on the date of this Agreement, (C) grant any awards under any Presidio Employee Plan (including the grant of any Presidio Stock-Based Right or the removal of existing restrictions in any Contract or Presidio Employee Plan or awards made thereunder), (D) take any action to fund any future payment of or in any other way secure the payment of compensation or benefits under any Contract or Presidio Employee Plan or (E) take any action to accelerate the vesting or payment of any compensation or benefit under any Contract, Presidio Stock-Based Right, or Presidio Employee Plan (except as permitted under the terms this Agreement);

(xxv)    (A) fail to accrue a reserve in its books and records and financial statements consistent with past practice for Taxes payable by Presidio, (B) commence or settle any litigation or proceeding as to any liability for Taxes, take any action which is reasonably likely to have a material adverse impact on the Tax position of the Presidio, or, after the

Merger, which is reasonably likely to have a material adverse impact on the Tax position of the Surviving Corporation, (C) except in the ordinary course of business, make or change any express or deemed Tax election or file any Tax Return, (D) fail to accrue a reserve in its books and records and financial statements in the ordinary course of business, (E) file any amended Tax Return, (F) change any of its methods of reporting income or deductions for Tax purposes, (G) change the entity classification of Presidio, (H) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or (I) take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice;

(xxvi)     change its fiscal year, revalue any of its assets, or make or adopt any changes in financial or Tax accounting methods, principles, or practices or systems of internal controls, except as required by GAAP or as required by applicable Law;

(xxvii)    foreclose or take title to any real property without conducting an environmental investigation, which investigation shall disclose the absence of any suspected environmental contamination;

(xxviii)     grant any person a power of attorney or similar authority;

(xxix)    take any action that would cause this Agreement or the Contemplated Transactions to be subject to the provisions of any state antitakeover law or state or territorial law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

(xxx)    take or fail to take any action that is intended or may reasonably be expected to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or before the Effective Time, (B) any of the conditions to the Contemplated Transactions set forth in this Agreement not being satisfied, (C) delay in the consummation of the Contemplated Transactions beyond the time period contemplated by this Agreement, or (D) that would or is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xxxi)     enter into any contract as to, or otherwise agree, authorize or commit to take, or publicly recommend, propose or announce an intention to take, any of the foregoing actions.

HCC and Presidio intend that before the Effective Time, Presidio shall exercise, consistent with the terms and conditions this Agreement, complete control and supervision over their respective businesses, assets and operations, and nothing contained in this Agreement shall give HCC or HBC directly or indirectly the right to control or direct the operation of Presidio operations before the Effective Time.

Section 5.02    Forbearances of HCC . During the Pre-Closing Period, HCC shall not take or fail to take any action (and shall cause any of its Subsidiaries not to take or fail to take any action) that is intended or may reasonably be expected to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or before the Effective Time, (b) any of the conditions to the Contemplated Transactions set forth in this Agreement not being satisfied or unduly delayed, (c) a delay in the consummation of the Contemplated Transactions beyond the time period contemplated by this Agreement or (d) that would or is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, and without limiting the foregoing, during the Pre-Closing Period, HCC shall not, and shall not permit any of its Subsidiaries to, (i) conduct its business other than in the ordinary course consistent with past practice in all material respects, (ii) amend any of their respective Charter Documents, in each case in a manner that would adversely affect the holders of Presidio Common Stock relative to and disproportionate to all the other holders of HCC Common Stock (except that HCC shall be entitled to increase its authorized shares of HCC Common Stock), (iii) declare or pay any distributions on or as to any of its capital stock other than ordinary quarterly cash dividends in conformity with past practice (including periodic increase or decrease in the quarterly dividend amount paid) and (d) accept any offer from any third party involving HCC or any of its Subsidiaries in a business combination with such third party or entity unless such offer is expressly conditioned upon the performance by HCC and HBC (and their respective successors in interest) of all of their obligations under this Agreement (including payment of the Merger Consideration hereunder) in a manner such that holders of Presidio Common Stock entitled to receive the shares of HCC Common Stock that they would be entitled to receive in the Merger pursuant to the terms of this Agreement, subject to completion of the Merger, the same consideration in the business combination, if completed, as other holders of HCC Common Stock.

Section 5.03    Access to Information; Confidentiality.

(a) During the Pre-Closing Period, each party hereto shall authorize and permit the other party and its Representatives, to have access during normal business hours, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, Tax Returns, contracts and documents, and all other information as to its business affairs, financial condition, assets and liabilities as the other party may from time to time reasonably request. Each party shall permit the other party and its Representatives to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of the other party with such third persons, including its directors, officers, employees, accountants, counsel and creditors, as is necessary or reasonably appropriate for the purposes of familiarizing itself with the businesses and operations of the other party, obtaining any necessary Orders, consents or approvals for the Contemplated Transactions by any Governmental Entity and conducting an evaluation of the assets and liabilities of the other party. Upon reasonable request by one party, the other party shall make its chief financial officer and controller reasonably available to discuss with such party and its Representatives its ongoing due diligence of the other party’s operations. Each party will cause its independent outside auditors to make available to the other party and its Representatives such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records as may be reasonably requested by the other party in connection with its review of the foregoing matters. No party shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any applicable Law, agreement or fiduciary duty or violate the rights, interests or confidence of any customer (it being agreed that the parties shall use their reasonable commercial efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect any party’s representations and warranties contained in this Agreement or limit or otherwise affect the remedies available to a party pursuant to this Agreement.

(b)    HCC and Presidio shall, and cause their respective Representatives to, comply with all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement under the terms set forth therein.

Section 5.04    No Solicitation.

(a)    Subject to Section 5.04(b), Presidio shall not and cause its Representatives not to, directly or indirectly, (i) solicit, initiate, encourage, induce, or facilitate any inquiries, offers or the making or announcement of any proposal or other action designed to facilitate any inquires or proposals that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding Presidio or provide any access to the properties, books and records of Presidio to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that may reasonably be expected to lead to an Acquisition Proposal, (iii) initiate, engage or participate in discussions (except for the limited purposes of notifying such person of the existence of the provisions of this Section 5.04(a)) or negotiations with any person as to any Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse, or recommend, or enter into any agreement, arrangement or understanding (including any letter of intent, letter of interest, term sheet, agreement in principle, memorandum of understanding, merger agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement (whether binding or not) constituting or as to or intended to, or that may reasonably be expected to lead to, an Acquisition Proposal (other than a confidentiality agreement referred to in or permitted by Section 5.04(b)) or (v) that is intended or that may reasonably be expected to result in the abandonment, termination or failure to consummate the Merger. Without limiting the generality of the foregoing, Presidio acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Representative of Presidio, whether or not such Representative is purporting to act on behalf of Presidio, shall be deemed to constitute a breach of this Section 5.04 by Presidio.

(b)    Before the adoption of this Agreement by the Requisite Presidio Vote, Section 5.04(a) shall not prohibit Presidio from furnishing nonpublic information regarding Presidio to or entering into negotiations or discussions with any person in response to a bona fide, unsolicited written Acquisition Proposal that a majority of the entire authorized Presidio Board concludes in good faith (after consultation with its financial advisor and its outside legal counsel) constitutes or is more likely than not to result in a Superior Proposal that is submitted to Presidio by such person (and not withdrawn before the furnishing of such information or such discussions) if (i) neither Presidio nor any Representative of Presidio shall have violated any of the restrictions set forth in Section 5.04(a), (ii) the Presidio Board concludes in good faith, after having obtained and taken into account the advice of its outside legal counsel, that such action is required or reasonably likely to be required in order for the Presidio Board to comply with its fiduciary obligations to Presidio’s shareholders under applicable Law, (iii) at least two (2) business days before furnishing any such nonpublic information to or entering into discussions with such person Presidio gives HCC written notice of the identity of such person and of Presidio’s intention to furnish nonpublic information to or enter into discussions with such person, and Presidio receives from such person an executed Acceptable Confidentiality Agreement and (iv) at least two business days before furnishing any such nonpublic information to such person Presidio furnishes such nonpublic information to HCC (to the extent such nonpublic information has not been previously furnished by Presidio to HCC).

(c)    Presidio shall notify HCC promptly (but in no event later than 24 hours) after receipt of (i) any inquiry or indication of interest that may lead to an Acquisition Proposal, (ii) an Acquisition Proposal (including or any modification of or an amendment to any Acquisition Proposal) or (iii) any request for nonpublic information relating to Presidio (including access to the properties, books or records of Presidio) by any person that has made, or to the knowledge of Presidio, may be considering making, an Acquisition Proposal. Such notice to HCC shall be made orally and in writing, and shall indicate the identity of the person submitting any of the foregoing, and the terms of any such Acquisition Proposal (or modification or amendment), inquiry, indication or request. Presidio shall keep HCC fully informed on a current basis of any additional information requested or provided by Presidio and any changes in the status and any changes or modifications in the terms of any such Acquisition Proposal, inquiry, indication or request.

(d)    Presidio shall instruct its Representatives to immediately cease and terminate any existing activities, discussions or negotiations with any persons (other than HCC) initiated before the date of this Agreement as to the possibility or consideration of any Acquisition Proposal. Presidio shall request all persons (other than HCC and its Representatives and Presidio’s Representatives) who have been furnished confidential information regarding Presidio in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months before the date of this Agreement to promptly return or destroy such information (and provide certification thereof). Presidio acknowledges that it has cancelled access to any third party seeking to combine with Presidio in an Acquisition Proposal which has been granted access to any virtual or other data room maintained by or on behalf of Presidio other than HCC and its Representatives.

(e)    Subject to applicable Law and Section 5.04(b) herein, Presidio shall not release any person from and agrees to use commercially reasonable efforts to enforce the confidentiality, standstill non-solicitation or similar provisions of any agreement to which Presidio is a party as to an Acquisition Proposal that remains in effect as of the date of this Agreement, and shall immediately take all steps necessary to terminate any approval that may have been given before the date of this Agreement under any such provisions authorizing any person to make an Acquisition Proposal.

Section 5.05    Registration Statement; Joint Proxy Statement/Prospectus; NASDAQ Listing.

(a)    HCC will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be promptly filed by HCC with the SEC in connection with the issuance of the HCC Common Stock in the Merger, including the shares issuable pursuant to Section 2.05(c) herein, (including the notice, proxy statement and prospectus and other joint proxy solicitation materials of Presidio and HCC constituting a part thereof (the “Joint Proxy Statement/Prospectus”) and all related documents). HCC and Presidio shall cooperate with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus and to use their reasonable commercial efforts to cause the filing of the Registration Statement with the SEC within 50 days following the date of this Agreement. HCC and Presidio shall each use their respective reasonable commercial efforts to cause the Registration Statement and Joint Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to respond timely to any comments of the SEC or its staff, and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. HCC shall notify Presidio timely of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or for additional information and shall supply Presidio with copies of all correspondence between HCC or any of its Representatives, and the SEC or its staff, as to the Registration Statement. HCC shall also file and use reasonable commercial efforts to cause to become effective as commercially reasonable any amendment to the Registration Statement, including the Joint Proxy Statement/Prospectus and, if required, and Presidio and HCC shall mail to its shareholders any such amendment that becomes necessary after the date the Registration Statement is declared effective by the SEC. If at any time before the Effective Time either Presidio or HCC becomes aware of any event or circumstance that is required to be set forth in an amendment or supplement to the Registration Statement or Joint Proxy Statement/Prospectus, it shall promptly inform the other party. HCC will advise Presidio timely after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the staff of the SEC for amendment of the Registration Statement or Joint Proxy Statement/Prospectus or comments thereon or responses thereto.

(b)    HCC shall use reasonable commercial efforts to cause all documents that it is responsible for filing with the SEC in connection with the Contemplated Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.

(c)    Before the Effective Time, HCC shall use reasonable commercial efforts to qualify the HCC Common Stock under the securities or the “blue sky” laws of such jurisdictions as may be required, except that HCC shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction in which it is not now so qualified, (ii) file a general consent to service of process in any jurisdiction or (iii) subject itself to taxation in any jurisdiction in which it is not so subject.

(d)    HCC shall use reasonable commercial efforts to have the shares of HCC Common Stock to be issued in the Merger listed on the NASDAQ Global Market as of the Closing Date upon notice of issuance.

Section 5.06    Shareholder Meetings.

(a)    Presidio shall take all action necessary and appropriate according to applicable Law and its Charter Documents to call, give notice of, convene and, as soon as promptly practicable but not later than 45 days after the Registration Statement is declared effective under the Securities Act by the SEC, hold a meeting of its shareholders (“Presidio Meeting”), and use commercially reasonable efforts to solicit proxies to obtain the relevant shareholder approvals to obtain the Requisite Presidio Vote. Presidio and HCC shall use their commercially reasonable efforts to schedule and convene the Presidio Meeting and the HCC Meeting on the same day. Presidio (in consultation with HCC) shall set a single date for persons entitled to notice of and to vote at the Presidio Meeting and shall not change such record date (whether in connection with the Presidio Meeting or any adjournment or postponement thereof) without the prior consent of HCC.

(b)    Subject to Section 5.06(d) and (e), the Presidio Board shall at all times before and during the Presidio Meeting recommend that the Presidio shareholders approve of this Agreement and the Merger (“Presidio Board Recommendation”). Presidio shall cause its proxy materials to (i) set forth its directors’ commitment to vote the Presidio Common Stock for which he or she has voting authority for the approval of this Agreement and the Merger and (ii) to include the Presidio Board Recommendation.

(c)    Presidio shall cooperate and keep HCC informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to the shareholders of Presidio. HCC may require Presidio to adjourn, delay or postpone the Presidio Meeting once for a period not to exceed 30 days (but before the date that is two business days before the End Date) to solicit additional proxies necessary to obtain the Requisite Presidio Vote. Presidio shall not, without the prior written consent of HCC, adjourn or postpone the Presidio Meeting, except that Presidio may, without the prior written consent of HCC, adjourn or postpone the Presidio Meeting if after consultation with HCC, if the failure to adjourn or postpone the Presidio Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus. During any such period of adjournment, delay or postponement, Presidio shall continue in all respects to comply with its obligations under this Section 5.06, and shall in good faith use commercially reasonable efforts (including engaging a proxy solicitor) to obtain the Requisite Presidio Vote.

(d)    Subject to Section 5.06(e), neither the Presidio Board nor any committee thereof shall (i) withdraw, modify, amend or qualify the Presidio Board Recommendation in a manner adverse to HCC (it being understood that the failure of the Presidio Board Recommendation to be unanimous shall constitute a withdrawal, modification, amendment or qualification that is adverse to HCC), (ii) adopt or propose a resolution to withdraw, amend or qualify the Presidio Board Recommendation in a manner adverse to HCC, (iii) take any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Presidio Board or any committee thereof does not support the Merger and this Agreement or does not believe that the Merger and this Agreement are in the best interests of Presidio’s shareholders (it being understood that taking a neutral position or no position as to any Acquisition Proposal shall constitute an adverse modification), (iv) publicly announce its intention to withdraw, modify, amend or qualify the Presidio Recommendation in a manner adverse to HCC, (v) fail to reaffirm without qualification the Presidio Board Recommendation, or fail to state publicly without qualification that the Merger and this Agreement are in the best interests of Presidio’s shareholders, within five business days after HCC requests in writing that such action be taken, (vi) fail to announce publicly, within 10 business days after a tender offer or exchange offer relating to securities of HCC shall have been commenced, that the HCC Board recommends rejection of such tender or exchange offer, (vii) fail to issue, within ten business days after an Acquisition Proposal is publicly announced, a press release announcing its opposition to such Acquisition Proposal, (viii) approve, endorse, or recommend any Acquisition Proposal or (ix) resolve or propose to take any action described in clauses (i) through (viii) of this sentence (each of the foregoing actions described in clauses (i) through (viii) of this sentence is referred to as a “Change in Recommendation”).

(e)    Notwithstanding anything to the contrary in Section 5.06(d), at any time before, but not after obtaining the Requisite Presidio Vote, the Presidio Board may effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.01(h), if (i) Presidio has complied with its obligations under Sections 5.04, (ii) Presidio receives an unsolicited bona fide, written Acquisition Proposal from any person that is not withdrawn and (iii) (A) a majority of the entire authorized Presidio Board determines in good faith, (after consultation with its independent financial advisors and outside legal counsel), that such Acquisition Proposal constitutes a Superior Proposal and after consultation with its outside legal counsel, that the failure of the Presidio Board to take such action on the Acquisition Proposal is, or is reasonably likely to be, required in order for the Presidio Board to comply with its fiduciary obligations to the Presidio shareholders under applicable Law and (B) (1) Presidio provides HCC prior written notice at least five business days (or such longer period as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below) (“Notice of Superior Proposal”) before taking such action, which notice shall state that the Presidio Board has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Presidio Board has resolved to effect a Change of Recommendation or to terminate this Agreement pursuant to Section 7.01(h), as applicable, which notice shall specify the basis for such Change of Recommendation or termination, including the material terms and conditions of the Superior Proposal (including copies of the proposed documents and agreements to effect the Superior Proposal) and the identity of the person making the Superior Proposal (it being understood that the Notice of Superior Proposal shall not in and of itself be deemed a Change of Recommendation or termination), (2) during such five business day period (as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below), Presidio negotiates in good faith (including by making its officers, directors and its financial and legal advisors available to negotiate) with HCC (to the extent that HCC wishes to negotiate) to enable HCC to make an improved offer that is favorable to the shareholders of Presidio so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (3) at the end of such five business day period (as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below, or such earlier time that HCC advises Presidio in writing that it no longer wishes to negotiate to amend this Agreement), a majority of the entire authorized Presidio Board, after taking into account any modifications to the terms of this Agreement and the Merger agreed to by HCC after receipt of the Notice of Superior Proposal, continues to believe (after consultation with its independent financial advisors and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with its outside legal counsel, that the failure to accept the Acquisition Proposal is required, or is reasonably likely to be required, in order for the Presidio Board to comply with its fiduciary obligations to the Presidio shareholders under applicable Law. In the event of any revisions to the terms of an Acquisition Proposal that are material to such Acquisition Proposal and made after the start of the five business day period of clause (iii)(B)(1), such revisions shall be deemed a new Acquisition Proposal and Presidio shall be required to deliver a new written notice as required by clause (iii)(B)(1) to HCC and to comply with the requirements of this Section 5.06(e) as to such new Acquisition Proposal.

(f)    Except as set forth in Section 7.01(h), nothing in Section 5.06(e) shall be interpreted to excuse Presidio and the Presidio Board from complying with its unqualified obligation to submit this Agreement to its shareholders at the Presidio Meeting and Presidio and the Presidio Board shall not submit to the vote of its shareholders at or before the Presidio Meeting any Acquisition Proposal other than the Merger. Without limiting the foregoing, if the Presidio Board has withdrawn or modified the Presidio Board Recommendation as permitted by Section 5.06(e), then, unless this Agreement has been terminated under Section 7.01(h), the Presidio Board shall submit this Agreement to Presidio’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date of this Agreement may not be rescinded or amended), in which event the Presidio Board may communicate the basis for its lack of a recommendation to Presidio’s shareholders in Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by applicable Law.

(g)    HCC shall take all actions necessary according to applicable Law and its Charter Documents to call, give notice of, convene and, as soon as practicable but not later than 45 days after the Registration Statement is declared effective under the Securities Act by the SEC, hold a meeting of its shareholders (“HCC Meeting”), and use commercially reasonable efforts to solicit proxies to obtain the relevant shareholder approvals to obtain the Requisite HCC Vote. The HCC Board shall at all times before and during the HCC Meeting recommend that the HCC shareholders approve the Agreement and the Merger and the issuance of HCC Common Stock contemplated hereby (“HCC Board Recommendation”). HCC shall cause its proxy materials to (i) set forth its directors’ commitment to vote the HCC Common Stock for which he or she has voting authority for the approval of the Agreement and the Merger and (ii) to include the HCC Board Recommendation. HCC shall cooperate and keep Presidio informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to the shareholders of HCC. Presidio may require HCC to adjourn, delay or postpone the HCC Meeting once for a period not to exceed 45 days (but before the date that is two business days before the End Date) to solicit additional proxies necessary to obtain the Requisite HCC Vote. HCC shall not, without the prior written consent of Presidio, adjourn or postpone the HCC Meeting, except that HCC may, without the prior written consent of Presidio, adjourn or postpone the HCC Meeting if after consultation with Presidio, if the failure to adjourn or postpone the HCC Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus. During any such period of adjournment, delay or postponement, HCC shall continue in all respects to comply with its obligations under this Section 5.06, and shall in good faith use commercially reasonable efforts (including engaging a proxy solicitor) to obtain the Requisite HCC Vote.

Section 5.07    Approvals and Consents.

(a)    The parties will cooperate and use reasonable commercial efforts to prepare as promptly as practicable all documentation, to make all filings, notices, applications and to obtain all consents, approvals, permits and other authorizations of any Governmental Entity necessary or advisable to consummate the Merger and the other Contemplated Transactions (the “Requisite Regulatory Approvals”), and to make and obtain all other required third party consents as set forth on Section 3.03(b) of the Presidio Disclosure Schedule (the “Required Third Party Consents”), and to comply with the terms and conditions of all such approvals and consents. Any initial filings with Regulatory Agencies in connection with the Merger shall be made by HCC and HBC within 45 days after the date of this Agreement. HCC and Presidio shall upon request furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of HCC, HBC or Presidio or any Governmental Entity or third party in connection with the Merger and the other Contemplated Transactions. The parties shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Law, all the non-confidential information relating to HCC, HBC or Presidio (excluding any confidential financial information relating to individuals), as applicable, that appear in any filing made with or written materials submitted to any third party or any Governmental Entity in connection with the Contemplated Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other as to the obtaining the Requisite Regulatory Approvals and Required Third Party Consents.

(b)    The parties shall keep the other reasonably apprised of the status of matters relating to the Requisite Regulatory Approvals and the Required Third Party Consents and the completion of the Merger and the other Contemplated Transactions. Without limiting the generality of the foregoing the parties shall (i) timely furnish the other with copies of notices or other communications received by it (or written summaries of communications received orally) from any third party or Governmental Entity as to the Contemplated Transactions and (ii) provide the other a reasonable opportunity to review in advance, and to the extent practicable accept the reasonable comments of the other in connection with any proposed non-confidential written communication with any Governmental Entity or third party and consider in good faith the other party’s views as to and confer in good faith with each other to resolve any disagreement as to strategy as to any such communication.

(c)    If Presidio or HCC receives a request for additional information or documentary material from any Governmental Entity as to Contemplated Transactions, then it shall use reasonable commercial efforts to make or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(d)    Notwithstanding anything set forth in this Agreement, under no circumstances shall the parties be required, and none of them shall be permitted (without the other parties’ written consent in its sole discretion), to take any action or commit to take any action, or agree to any condition, restriction or requirement, involving any of them pursuant to this Section 5.07 or otherwise in connection with obtaining the Requisite Regulatory Approvals, that would, or would be reasonably likely to, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that HCC or Presidio would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date of this Agreement (a “Burdensome Condition”), except that if requested by HCC, then Presidio will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on Presidio only in the event the Closing occurs.

(e)    From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Article VII, (i) the parties shall use their respective commercially reasonable efforts to comply in all material respects with any commitments or obligations under any Regulatory Agreement or CRA Agreement, and shall exercise their commercially reasonable efforts to resolve any unresolved violation, criticism or exception thereunder, (ii) to the extent permitted by applicable Law, the parties, shall keep each other informed of the status and progress of its compliance with any such CRA-related commitments or obligations, (iii) each party shall promptly provide the other parties of any notice, or other knowledge of such party, of any planned or threatened objection by any community group to the Merger and the other Contemplated Transactions and (iv) each party shall cooperate with the other party to address and resolve any such protests as promptly as practicable, including by providing access to such information and employees of such party as another party may reasonably request.

(f)    If any Legal Action is instituted (or threatened to be instituted) by a Governmental Entity challenging the Merger and the other Contemplated Transactions, the parties shall cooperate in all respects and shall use their reasonable commercial efforts to contest and resist any such Legal Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other Contemplated Transactions.

Section 5.08    Current Information and Reports. During the Pre-Closing Period:

(a)    Presidio and HCC will cause one or more of its designated Representatives to confer on a monthly or more frequent basis with Representatives of the other party regarding its financial condition, operations and business and matters relating to the completion of the Merger and the other Contemplated Transactions.

(b)    Presidio and HCC shall promptly notify the other party, and in any event not later than two business days of (i) any Legal Action commenced, or to such party’s knowledge threatened against it, (ii) any event which may materially and adversely affect the ordinary course of business and (iii) any event, change or effect during the Pre-Closing Period which causes or is reasonably likely to cause the failure of a condition set forth in Article VI.

(c)    Presidio shall furnish HCC as soon as practicable concurrent with distribution to the Presidio Board or any committees thereof if prepared for such purpose, a copy of any report, package, materials, or agenda submitted to the Presidio Board or any of its committees and access to the working papers and materials related thereto prepared for and distributed to the Presidio Board, whether before, at or after a meeting, except that Presidio need not furnish any materials relating to deliberations of the Presidio Board as to (i) this Agreement or the Contemplated Transactions or the exercise of any rights under this Agreement by Presidio, (ii) communications of legal counsel of Presidio with the Presidio Board or officers of Presidio regarding Presidio’s rights against or obligations to HCC under this Agreement or (iii) books, records and documents covered by the attorney-client privilege or other applicable privilege or which are attorneys’ work product or otherwise may not be furnished pursuant to applicable Law.

(d)    As soon as reasonably practicable after they become available, and in no event later than 15 days after the end of each month ending after the date of this Agreement, Presidio shall furnish to HCC (i) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Presidio prepared under current accounting practices (“Monthly Financial Statements”), (ii) internal management reports showing actual financial performance against plan, (iii) any reports previously provided to the Presidio Board or any committee thereof relating to the financial performance and risk management, (iv) securities portfolio report, (v) reports (including Call Reports) filed with any Regulatory Agency and (vi) such other reports, financial data, and loan reports as HCC may reasonably request relating to Presidio. Each of the Monthly Financial Statements, the financial statements contained in any Call Report filed by Presidio after the date of this Agreement shall be prepared according to GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of Presidio’s chief financial officer to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Presidio in all material respects. Such financial statements shall also reflect accruals for all Transaction Expenses incurred as of the date of such financial statements according to GAAP.

Section 5.09    Certain Loans and Other Extensions of Credit by Presidio. During the Pre Closing Period:

(a)    Presidio shall furnish HCC a list of all Loans, which when aggregated with all other Loans outstanding or committed to each customer and its Affiliates would exceed $1,000,000 for such customer and its Affiliates, and a copy of the related credit authorization documentation within five business days of such funding.

(b)    Presidio shall furnish to HCC, as soon as reasonably practicable, and in any event not later than 15 days after the end of each month schedules with a listing of (i) Loans charged off during the previous month showing for each such Loan, the credit type and office, (ii) Loans subject to write down or change to risk rating during the previous month, including, for each Loan, the original amount, the write-off amount, credit type and office, Loans that have been classified by any Governmental Entity or by any internal review by Presidio as “Substandard,” “Doubtful,” “Loss” or any comparable classification, (providing for each such credit the aggregate dollar amount, the classification category, credit type and office), (iii) other real estate or assets owned, (iv) a reconciliation of the ALLL, identifying specifically the amount and sources of all additions and reductions to the ALLL, (v) all new Loans and (vi) any standby letters of credit issued by Presidio. Presidio will promptly provide to HCC (and not later than five business days after delivery) reports and other documents provided to the Loan Committee and the ALCO Committee (or similar committee) of the Presidio Board.

Section 5.10    Supplemental Disclosure Schedules and Notification. During the Pre-Closing Period:

(a)    Presidio and HCC will promptly supplement or amend its disclosure schedule delivered with the execution of this Agreement to reflect any matter, which, if existing, occurring or known at the date of this Agreement would have been required to be set forth or described in such disclosure schedule as of the date of this Agreement, or which is necessary to correct any information in any representation or warranty or such disclosure schedule which has been rendered inaccurate thereby. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement or for determining the satisfaction of the conditions set forth in Section 6.02(a) or Section 6.02(b) (in the case of HCC) or Section 6.03(a) or Section 6.03(b) (in the case of Presidio) or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(b)    Each party shall give prompt notice to the other parties of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Presidio Material Adverse Effect or HCC Material Adverse Effect, as applicable, for such party, (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or (iii) is reasonably likely to lead to litigation or regulatory action that would delay or prevent the consummation of the Contemplated Transactions.

Section 5.11    Employees; Benefit Plans.

(a)    Subject to Section 5.26, HCC and HBC shall have the right but not the obligation to offer employment immediately following the Effective Time to any and all persons who are employees of Presidio immediately before the Effective Time (employees who will be employed by HCC or HBC are referred to as “Continuing Employees”). Presidio will provide HCC with information regarding such persons’ current employment arrangements with Presidio and will otherwise assist HCC and HBC in making such offers. Continuing Employees shall be offered salary or wage levels at least equal to the salary or wage levels to which such employees were entitled to immediately before the Closing Date. Subject to the provisions of this Section 5.11, as soon as administratively practicable after the Effective Time, HCC shall take all reasonable action so that Continuing Employees shall be entitled to participate in each employee benefit plan, program or arrangement of HCC and HBC of general applicability (the “HCC Benefit Plans”) to the same extent as similarly-situated employees of HCC and HBC (it being understood that inclusion of Continuing Employees in HCC Benefit Plans may occur at different times as to different plans), except that coverage shall be continued under corresponding benefit plans of Presidio (to the extent such plans have not been terminated) until such employees are permitted to participate in the HCC Benefit Plans. Accordingly, HCC shall use reasonable commercial efforts to ensure that from the Closing Date through the next open enrollment date for a HCC or HBC group health, dental, and vision, Continuing Employees shall continue to be covered by Presidio’s group health, dental, and vision. All Presidio incentive or bonus plans shall remain in effect for the entirety of 2019 until all payouts under such plan have been made to all Presidio employees no later than the last day of the first quarter of 2020 (whether by Presidio or HCC, as the case may be). Any Presidio employee terminated as a result of the transactions contemplated by the Agreement prior to December 31, 2019 will be eligible for a pro-rata bonus under such incentive or bonus plans for time served during 2019. Payouts to such employees will be limited to the amount accrued by Presidio in its financial statements for such purpose. If the Closing occurs prior to December 31, 2019, such accrual will continue from Closing until December 31, 2019 at the monthly rate in place in the last full month prior to the month in which the Closing occurs. All accruals will be made in accordance with the terms of the plans and consistent with past practice.

(b)    To the extent that a Continuing Employee becomes eligible to participate in an employee benefit plan maintained by HCC or HBC, either of them, as applicable, shall cause such employee benefit plan to recognize the service of such Continuing Employee with Presidio for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan, to the same extent that such service was recognized immediately before the Effective Time under a corresponding Presidio Employee Plan in which such Continuing Employee was eligible to participate immediately before the Effective Time, except that such recognition of service shall not (i) operate to duplicate any benefits of a Continuing Employee as to the same period of service or (ii) apply for purposes of any plan, program or arrangement under which similarly situated employees of HCC and HBC do not receive credit for prior service.

(c)    If any Continuing Employee becomes eligible to participate in any HCC Benefit Plan that provides medical, hospitalization or dental benefits, HCC or HBC, as applicable, shall use commercial efforts to request from the appropriate sponsor or provider that (i) any pre-existing condition limitations or eligibility waiting periods under such HCC Benefit Plan be waived as to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied or not applicable under a Presidio Employee Plan in which such Continuing Employee participated immediately before the Effective Time and (ii) recognize any health expenses incurred by such Continuing Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such HCC Benefit Plan.

(d)    HCC in its sole discretion, may elect to terminate the Presidio 401(k) Plan or to discontinue contributions to the Presidio 401(k) Plan anytime following the Effective Time, to cause Presidio to terminate the 401(k) Plan to be effective at the Effective Time, or to merge the Presidio 401(k) Plan with and into the HBC 401(k) Plan after the Effective Time. In no event shall the Presidio 401(k) Plan be merged with and into the HBC 401(k) Plan, unless HCC determines in its reasonable judgment that (i) the Presidio 401(k) Plan is a qualified plan under Section 401(a) of the Code, both as to the form of the Presidio 401(k) Plan and as to its operation and (ii) there are no facts in existence that would be reasonably likely to adversely affect the qualified status of the Presidio 401(k) Plan. If HCC determines in its sole discretion not to merge the Presidio 401(k) Plan into the HBC 401(k) Plan and notifies Presidio in writing not less than 20 days prior to the Closing Date that the Presidio 401(k) Plan should be terminated before the Effective Time, Presidio agrees to take all action necessary to have the Presidio 401(k) Plan terminated before the Effective Time in accordance with its terms (including adopting written resolutions to terminate the Presidio 401(k) Plan in form reasonably acceptable to HCC). In the event that HCC so notifies Presidio that the Presidio 401(k) Plan be terminated, Presidio shall provide HCC with written evidence that such plan has been terminated (the form and substance of which shall be subject to review and approval by HCC) not later than the day immediately preceding the Effective Time; except that the effectiveness of such termination may be conditioned on the consummation of the Merger. In the event that HCC requests that the Presidio 401(k) Plan be terminated, Continuing Employees shall be permitted to roll over their Presidio 401(k) Plan account distributions (including direct rollover of any distributed plan loans) received on termination of the Presidio 401(k) Plan to the 401(k) Plan maintained by HCC or the Surviving Corporation. Prior to the Closing, Presidio shall have paid into the Presidio 401(k) Plan all discretionary employer contributions, including any employer matching contributions, profit sharing contributions or other non-elective contributions.

(e)    After the Effective Time, HBC (or Presidio through its payroll process directed by HCC immediately prior to the Effective Time) will provide a severance benefit to each employee of Presidio who was employed immediately before the Effective Time (except for any employee who is a party to any written agreement relating to severance which agreement has been provided to HCC or who enters into an employment agreement with HCC or HBC effective on or after the Closing Date) and whose employment is terminated involuntarily (either at or within 12 months after the Closing Date), other than for “Cause” (as defined below), in a lump sum payment equal to four weeks of such employee’s regularly scheduled base salary or base wages at the time of termination of employment plus an additional two weeks salary for every year of completed service before the Closing Date (prorated for partial year). For purposes of this Section 5.11(e), “Cause” shall mean the employee’s gross negligence or misconduct in the performance of employee’s duties, breach of fiduciary duty or duty of loyalty, commission of an act of fraud, embezzlement, misappropriation or theft in the course of employee’s employment, or the violation of any Law (other than traffic violations or similar minor offenses that do not harm the reputation of HCC or Presidio).

(f)    Without limiting the generality of Section 8.09, the provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Presidio Employee Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by HCC, HBC, or Presidio, (ii) alter or limit the ability of HCC or HBC to amend, modify or terminate any Presidio Employee Plan or HCC Benefit Plan), employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with HCC or HBC, or constitute or create an employment agreement with any employee.

(g)    Presidio shall not send any written notices or other written communication materials to its employees without the prior written consent of HCC as to matters described in this Section 5.11.

Section 5.12    Directors’ and Officers’ Indemnification and Insurance.

(a)    From and after the Effective Time, HCC and HBC shall jointly and severally indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, an officer or director of Presidio (each an “Indemnified Party” and collectively, “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of HCC), whether joint or several, in connection with any Legal Action (each, a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness, arising out of, in whole or in part, the fact that such person is or was an officer or director of Presidio if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, but not limited to, the Merger and the other Contemplated Transactions), regardless of whether such Claim is asserted or claimed before or after the Effective Time to the fullest extent which such Indemnified Party would be entitled under applicable Law, the Presidio Charter Documents and any agreement in effect on the date of this Agreement and set forth on Section 3.22 of the Presidio Disclosure Schedule, (“Presidio Indemnification Agreements”), in all cases subject to applicable Law. HCC and HBC shall pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such Legal Action to each Indemnified Party to the maximum extent permissible under applicable Law and the Presidio Indemnification Agreements upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated or determined not to be entitled to indemnification under this Section 5.12.

(b)    Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any Claim, shall promptly notify HCC thereof, except that failure to so notify will not affect the obligations of HCC under Section 5.12(a) unless and to the extent that HCC is prejudiced as a consequence. In the event of any such Legal Action (whether arising before or after the Effective Time) (i) HCC shall have the right, upon prompt written notice to the Indemnified Party, to assume the defense thereof and HCC shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if HCC elects not to assume such defense or an Indemnified Party or the parties to such action include both the Indemnified Party and HCC or HBC and there may be defenses available to such Indemnified Party which are different from or additional to those available to HCC and HBC (in which case neither HCC or HBC shall have the right to assume the defense of such action on the Indemnified Party’s behalf), such Indemnified Party may retain counsel satisfactory to it, and HCC shall pay all reasonable fees and expenses of such counsel for such Indemnified Party timely as statements therefor are received, except that HCC shall be obligated pursuant to this Section 5.12(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) each Indemnified Party will cooperate in the defense of any such Claim and (iii) HCC shall not be liable for any settlement effected without its prior written consent, except that HCC shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated under Section 5.12(a) is prohibited by applicable Law.

(c)    On or before the Closing Date, Presidio shall purchase, at its own expense, for the benefit of Presidio and HCC and the Surviving Corporation (including their respective successors) and persons who were officers or directors of Presidio before the Closing Date, a prepaid tail policy or policies from Presidio’s current directors’ and officers’ liability insurer (or from another insurance carrier of substantially similar size and reputation to that of such former insurer) providing coverages no less favorable to the insured persons than the level and scope of directors’ and officers’ liability as set forth in Presidio’s current directors’ and officers’ liability insurance policies in effect as of the Closing (together, such tail policy or policies are referred to as the (the “Tail Insurance Policy”). The term of the Tail Insurance Policy shall be for a period of six years or, if such term of coverage is not available, such other maximum period of coverage available at a cost not exceeding (without the prior consent of HCC) 250% of the current amount expended on an annual basis by Presidio for its current policy (the “Maximum Tail Expense”). In the event such insurer declines to provide the Tail Policy before the Closing Date or Presidio is otherwise unable to obtain such coverage from its current insurer or another comparable insurer after commercially reasonable efforts, HCC or HBC shall obtain, on or before the Closing Date, as much comparable insurance as is available at a cost in the aggregate for such six year period up to the Maximum Tail Expense. Before the Effective Time, Presidio shall notify the appropriate directors’ and officers’ liability insurers of the Merger and of all pending or, to the knowledge of Presidio, threatened Legal Actions asserted or claimed against any officer or director of Presidio, or circumstances to the knowledge of Presidio reasonably likely to give rise thereto to the extent known by Presidio, according to the terms and conditions of the applicable policies. Presidio’s directors and officers shall use reasonable commercial efforts to cooperate with Presidio (if before the Closing Date) or HCC in obtaining the above-described insurance coverages. Nothing in this Section 5.12(c) is intended to or shall limit or otherwise affect the representations, warranties, covenants or other agreements of Presidio set forth in this Agreement.

(d)    For the avoidance of doubt, the Presidio Indemnification Agreements (if applicable for a director or officer) shall supersede the provisions of Section 5.12(b).

(e)    This Section 5.12 shall survive the Effective Time and is intended to benefit each Indemnified Person (each of whom shall be entitled to enforce this Section 5.12 against HCC and HBC) and shall be binding on all successors and assigns of HCC and HBC.

Section 5.13    Human Resources Issues.

(a)    Presidio will consult in good faith with HCC regarding the nature and content of any formal presentation of the Merger to employees of Presidio under an arrangement that is mutually satisfactory to both of the parties. Presidio agrees to work in good faith with HCC to facilitate the timely and accurate dissemination of information to employees regarding matters as to the Merger in such a manner as to cause minimal disruption of the business of Presidio and of its relationships with their employees and to facilitate the transition of such relationships to HCC and HBC. In addition, Presidio and HCC shall jointly cooperate in providing communications to Presidio’s officers and employees regarding the Merger to maintain a mutually agreeable and consistent message.

(b)    HCC and HBC shall have the right, but not the obligation, within 30 business days before the Closing Date, to provide training to employees of Presidio who will become employees of HCC or HBC. Such training shall be at the expense of HCC and HBC and shall be conducted during normal business hours. At the request of Presidio, HCC shall compensate employees, under Presidio’s customary policies and practices, for the employee’s time being trained by HCC and HBC. Presidio shall cooperate with HCC to make such employees available for such training before Closing.

Section 5.14    Transition.

(a)    Commencing on the date of this Agreement, and subject to applicable Law, Presidio and HCC shall cooperate to facilitate the integration and conversion and development of other mutually agreed operational issues to be implemented after the Effective Time. Presidio will continue to use commercially reasonable efforts for conversion to a CECL model for its accounting system. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation Presidio in the ordinary course of business and applicable Law, Presidio shall cause the employees and officers of Presidio, to cooperate with HCC and HBC in performing tasks reasonably required in connection with operational integration.

(b)    Without limiting the generality of Section 5.14(a), Presidio shall use all reasonable commercial efforts to provide data processing, item processing and other processing support or outside contractors to assist HCC and HBC performing all tasks reasonably required to result in a successful conversion of the data and other files and records of Presidio to the production environment of HCC and HBC, when reasonably requested by HCC and in such a manner sufficient to ensure that a successful conversion will occur at the time (after the Effective Time) designated by HCC. Among other things, Presidio shall (i) cooperate with HCC and HBC to establish a mutually agreeable project plan to effectuate the conversion, (ii) use its reasonable commercial efforts to have Presidio’s outside contractors continue to support both the conversion effort and its on-going needs until the conversion can be established, (iii) provide or use its reasonable commercial efforts to obtain from any outside contractors, all data or other files and layouts requested by HCC or HBC for use in planning the conversion, as soon as reasonably practicable, (iv) provide reasonable access to the personnel and facilities of Presidio and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule and (v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Section 5.14, of the Contracts of outside data, item and other processing contractors or other third-party vendors when reasonably directed by HCC and at such times and in such form as shall be reasonably acceptable to Presidio. The parties agree that all of actions taken pursuant to this Section 5.14 shall be taken in a manner intended to minimize disruption to the customary business activities of Presidio, without taking action that would give HCC control over the management or policies of Presidio.

(c)    Presidio shall use commercially reasonable efforts to cooperate with HBC to achieve a successful integration with the HBC CECL model.

Section 5.15    Pre-Closing Policies and Actions. Upon written notice from HCC that all conditions to the Merger have been satisfied or waived and that the Merger will promptly close following receipt of such written notice:

(a)    Immediately prior to the Effective Time, Presidio shall as HCC directs and consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of any applicable Regulatory Agency and applicable Law, modify or change its loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of HCC.

(b)    Immediately prior to the Effective Time, Presidio shall make such accounting entries or adjustments as HCC shall direct as a result of its on-going review of Presidio that are consistent with GAAP in order to implement its plans following the Closing or to reflect expenses and costs of the Merger.

(c)    Unless the recording adjustments pursuant to Section 5.15(a) or (b) would otherwise be necessary to be consistent with applicable Law or with regulatory accounting principles or GAAP, no such adjustment or modification or change shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by Presidio that any such adjustment or modification or change is appropriate or required or that any financial statement or information previously provided by Presidio was incorrect in any respect.

Section 5.16    Expense Report; Transaction Expenses. Presidio shall cause its attorneys, accountants, auditors and investment bankers which rendered services to Presidio in connection with the Contemplated Transactions (collectively, the “Advisors”) to submit to Presidio estimates of their fees and expenses for all services rendered in any respect in connection with the Contemplated Transactions and their reasonable estimates of the amounts of the fees and expenses they expect to incur up to and including the Closing Date at least five business days before the Closing Date. Presidio shall update Section 3.32 of the Presidio Disclosure Schedule and prepare and submit to HCC no later than five business days before the Closing Date a final calculation of all Transaction Expenses, certified by Presidio’s Chief Financial Officer with support for all items therein in a form and substance reasonable to HCC. Based on such summary, Presidio shall prepare and submit a final calculation of such fees and expenses, and Presidio shall accrue and pay the amount of such fees and expenses as calculated above. Presidio shall cause the Advisors to submit their final bills for such fees and expenses to Presidio for services rendered before the Closing Date and such Advisors shall release Presidio, HCC and the Surviving Corporation from liability, or shall have advised them in writing that, upon payment in full of such amounts, they shall have no liability for any fees or expenses to such Advisors arising prior to the Closing Date.

Section 5.17    Closing Financial Statements. At least five business days prior to the Closing Date, Presidio shall deliver the unaudited balance sheet of Presidio in form and substance reasonably satisfactory to HCC, as of the close of business on the last business day of the calendar month ended immediately preceding the Closing Date or, if the Closing Date occurs during the first five business days of the month, as of the close of business on the last business day of the second month immediately preceding the Closing Date (the “Closing Balance Sheet Date”) and Presidio’s unaudited consolidated statement of income for the period January 1, 2019 through the close of business on the Closing Balance Sheet Date (together with the Closing Balance Sheet, the “Closing Financial Statements”). The Closing Financial Statements shall (a) fairly present in all material respects the assets, liabilities and tangible common equity of

Presidio as of the date of the Closing Financial Statements, (b) be prepared in a manner consistent with the balance sheets included in Presidio Financial Statements, in accordance with either GAAP or regulatory accepted accounting procedures, as applicable, consistently applied, and (c) be prepared from, and be in accordance with, the books and records of Presidio. The Closing Financial Statements shall be accompanied by a certificate of Presidio’s Chief Financial Officer, dated as of the Closing Date, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Presidio in all material respects.

Section 5.18    Shareholder Litigation. HCC and Presidio shall each promptly notify the other party in writing of any threatened or commenced litigation, or of any claim, controversy or contingent liability or complaint that could reasonably be expected to be asserted or become the subject of a Legal Action or regulatory review or filings with any Governmental Entity, against the notifying party or affecting any of its properties, Subsidiaries or Affiliates. Each of HCC and Presidio shall promptly notify the other party of any Legal Action, pending or, to the knowledge of the notifying party, threatened against the notifying party that questions or could question the validity of this Agreement or the Contemplated Transactions, or any actions taken or to be taken by the notifying party pursuant to this Section 5.18 or seeks to enjoin, materially delay or otherwise restrain the consummation of the Contemplated Transactions. Each of HCC and Presidio shall give the other party the opportunity to participate in the defense or settlement of any shareholder litigation against such party or its directors or officers relating to the Merger or the Contemplated Transactions. Neither HCC or Presidio, may enter into any settlement agreement as to any shareholder litigation against such party or its directors or officers relating to the Merger or the other Contemplated Transactions without such other party’s prior written consent. For purposes of this Section 5.18, “participate” means that the non-litigating party will be kept reasonably apprised of the proposed strategy and other significant decisions as to the litigation by the litigating party (to the extent the attorney-client privilege, work product or other similar privilege between the litigating party and its counsel is not undermined or otherwise affected and to the extent permitted by Law), and the non-litigating party may offer comments or suggestions as to the litigation (which comments and suggestions shall be reasonably considered) but will not be afforded any decision-making power or other authority over the litigation, except for the settlement consent set forth above.

Section 5.19    Presidio Auditor Cooperation. Presidio shall cooperate, and use its commercially reasonable efforts to cause its independent auditor to cooperate, at Presidio’s expense, with HCC and its independent auditor to enable HCC to prepare financial statements, including pro forma financial information for Presidio that may be required by HCC for the filing of regulatory applications with Governmental Entities or otherwise required for the Contemplated Transactions. Without limiting the generality of the foregoing, Presidio agrees that it will (a) consent to the use or incorporation of such audited and reviewed financial statements in any registration statement, periodic report or other document that it is required to be delivered to shareholders of HCC or Presidio, or as otherwise required to be filed by HCC and (b) execute and deliver, and cause its officers to execute and deliver, such “representation” letters as are customarily delivered for audits and as the independent auditors or Presidio or HCC may respectively commercially reasonably request under the circumstances.

Section 5.20    Third Party Consents; Estoppels.

(a) Presidio shall use its commercially reasonable efforts to obtain and deliver to HCC before the Effective Time the Required Third Party Consents (in the form satisfactory to HCC) promptly after the date of this Agreement, including those required for the waiver, approval or consent to assignment for all the Real Property Leases and the Presidio Material Contracts. Subject to Presidio being able to continue to conduct its operations in the ordinary course of business and satisfy the conditions to Closing set forth herein, Presidio shall cooperate with HCC with respect to Real Property Leases and Material Contracts which may continue in effect following the Effective Time. If Presidio shall fail to obtain any such Required Third Party Consent, Presidio shall use commercially reasonable efforts, and shall take any such actions reasonably requested by HCC, to minimize any material adverse effect on the consummation of the Merger and the Merger on HCC and its Subsidiaries’ businesses and financial condition resulting, or that would be reasonably likely to result after the Effective Time, from the failure to obtain such consent.

(b)    Presidio shall use its commercially reasonable efforts to obtain and deliver to HCC before the Effective Time, lessor estoppel certificates and nondisturbance agreements (in the form reasonably satisfactory to HCC) relative to each Leased Real Property before the Closing Date.

(c)    Presidio shall deliver to HCC on the Closing Date a duly executed counterpart to a customary trademark assignment for each trademark that constitutes Presidio Owned IP, in a form reasonably satisfactory to HCC.

(d)    Any fees and charges or other consideration, however designated, that are payable for any approval, consent, assignment or estoppel letter required by this Section 5.20 shall be promptly paid by and shall be the sole responsibility of Presidio.

Section 5.21    Assignment of Insurance Policies.

(a)    Before the Effective Time, Presidio shall use reasonable commercial efforts to obtain consents to the partial or complete assignments of any of its insurance policies if requested to do so by HCC, to the extent necessary to maintain the benefits to HCC and the Surviving Corporation of such policies as they apply to Presidio. Presidio shall also inform HCC no later than five business days before the Closing Date of any material unfiled insurance claims to the knowledge of Presidio, and for which it believes coverage exists.

(b)    Before the Effective Time if requested by HCC, Presidio and HCC shall cooperate to determine the most appropriate methodology to obtain “tail” insurance coverage at such limits, mutually agreeable to the parties, for Errors and Omissions, Bankers and Blanket Bond coverage and any other insurance policies of Presidio as mutually agreed.

Section 5.22    Takeover Provisions. No party shall take any action that would cause the Contemplated Transactions to be subject to requirements imposed by any Takeover Provisions, and each party shall, if any Takeover Provision becomes applicable to this Agreement and the Contemplated Transactions, take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from or if necessary challenge the validity or applicability of any applicable Takeover Provision as now or hereafter in effect.

Section 5.23    Customer Notices and Communications. On and after the later of the date of receipt of all Requisite Regulatory Approvals (disregarding any statutory waiting periods) and the date the Requisite Presidio Vote and Requisite HCC Vote has been obtained, Presidio shall permit HBC to provide one or more written notices (which may be joint notices from Presidio and HBC) to customers of Presidio describing the proposed Merger, the effect on customers, planned transition procedures and similar information. Presidio shall have the right to review and approve the substance any such communications. HBC shall consult with Presidio, and Presidio upon request shall assist HBC, in sending necessary or appropriate customer notifications and communications as prepared by HBC, to advise such customers of the impending transaction and of HBC’s plans following the Effective Time.

Section 5.24    Tax Opinions. HCC and Presidio shall use their respective reasonable commercial efforts to cause counsel to HCC and counsel to Presidio to render opinions that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, provided, however, that such counsel shall have received representation letters executed and delivered by the appropriate executive officers of HCC and Presidio acceptable to such counsel.

Section 5.25    Rule 16b-3. HCC shall, prior to the Effective Time, take all such actions as may be required to cause the transactions contemplated by Article I and any other dispositions of equity securities of Presidio (including derivative securities) or acquisitions of equity securities of HCC in connection with this Agreement by each individual who at the Effective Time is or will become a director or executive officer of HCC subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act. In further of the foregoing, prior to the Effective Time, (i) the HCC Board shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of HCC Common Stock is to be exempted, (B) the number of shares of HCC Common Stock to be acquired by each such individual and (C) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. HCC shall provide to Presidio and its counsel for its review (x) copies of such resolutions to be adopted by the HCC Board prior to such adoption and (y) copies of such resolutions as adopted.

Section 5.26    Certain Employee Arrangements. Effective as of the Closing Date (a) HBC will enter into employment arrangements with the individuals listed on Section 5.26(a) of the HCC Disclosure Schedule on the terms set forth therein, (b) the employment agreements currently in effect as of the date of this Agreement between Presidio and the employees listed on Section 5.26(b) of the HCC Disclosure Schedule will be terminated (but not the Supplemental Executive Retirement Agreements, Split Dollar Life Insurance Agreements or other similar benefits), and (c) the individuals listed on Section 5.26(c) of the HCC Disclosure Schedule will be paid on the Closing Date the amounts set forth therein for “Involuntary Termination without Cause or Voluntary Termination for Good Reason or Termination based on the Bank’s election not to extend the Term of Employment following a Change of Control” pursuant to such individual’s employment agreement identified on Section 3.22 of the Presidio Disclosure Schedule notwithstanding their continual employment with HBC following the Closing. Each Presidio employee that receives a severance payment or a Change in Control Payment on or before the Closing Date shall execute and deliver to HCC a release in a form reasonably satisfactory to HCC.

Section 5.27    Appointment of Directors. HCC agrees to take all action necessary to appoint or elect, effective as of the Effective Time, Stephen G. Heitel and two additional directors of Presidio, each of whom shall be mutually agreeable to HCC and Presidio, as directors of HCC and HBC (collectively, the “Presidio Directors”). Each individual shall serve until the first annual meeting of shareholders of HCC following the Effective Time, until his or her successor is elected and qualified. Subject to the fiduciary duties of the HCC Board, HCC shall include such individuals on the list of nominees for director presented by the HCC Board and for which the HCC Board shall solicit proxies at the two annual meetings of shareholders of HCC following the Effective Time.

Section 5.28    Termination of IT Agreements. Presidio and HCC shall use reasonable commercial efforts to terminate certain Information Services Agreements set forth on Section 5.28 of the Presidio Disclosure Schedule as soon as practicable on or following the Closing Date.

Section 5.29    Public Announcement. The initial press release as to this Agreement and the Contemplated Transactions shall be a release mutually agreed to by Presidio and HCC. Thereafter, each of Presidio and HCC agree that no public release or announcement concerning the Contemplated Transactions shall be issued by any party without the prior written consent of the other party, except as required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 5.30    Subordinated Notes. As of the Effective Time, HBC shall use its commercially reasonable efforts to assume the obligations of Presidio under the Subordinated Notes in accordance with their terms.

Section 5.31    Further Assurances. Subject to the terms of this Agreement, (a) each party covenants that it will use its commercially reasonable efforts to bring about the Contemplated Transactions as soon as practicable and (b) each of the parties hereto agrees to use all commercially reasonable efforts to take or cause to be taken all action, and to do or cause to be done all things necessary, proper or advisable under applicable Law to consummate and make effective the Contemplated Transactions at the earliest practicable time.

Section 5.32    Confidentiality. All information disclosed by one party to any other party to this Agreement, whether prior or after the date of this Agreement, including any information obtained pursuant to this Agreement or the negotiations relating to this Agreement, shall be kept confidential by such other party and shall not be used by such other party otherwise as herein contemplated. If this Agreement is terminated, each party shall return all documents furnished in connection with this Agreement, shall destroy all documents or portions thereof prepared by such other party that contain information furnished by another party pursuant to this Agreement, and, shall hold all information confidential unless or until such information is or becomes a matter of public knowledge. The Confidentiality Agreement shall remain in full force and effect following the Effective Time or termination of this Agreement under its terms.

ARTICLE VI

CONDITIONS

Section 6.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)    Shareholder Approvals. The Requisite Presidio Vote and the Requisite HCC Vote shall have been obtained.

(b)    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated, and none of the Requisite Regulatory Approvals shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of any Burdensome Condition.

(c)    No Injunctions or Restraints; Illegality. No Order issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger or the other Contemplated Transactions shall be in effect. No Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

(d)    Registration Statement. The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)    NASDAQ. The shares of HCC Common Stock to be issued in the Merger upon consummation of the Merger and issued upon the exercise of the Assumed Options or Restricted Stock Units shall be approved for listing on the NASDAQ Global Market.

(f)    HCC Shareholder Actions. HCC shall have obtained the approval of its shareholders on or prior to the Effective Time to (i) increase the number of authorized shares of common stock in a sufficient amount to complete the Merger and (ii) increased the size of the HCC Board and board of directors of HBC by three seats.

Section 6.02    Conditions to Obligations of HCC. The obligations of HCC to effect the Merger are also subject to the satisfaction or waiver by HCC on or before the Closing Date of the following conditions:

(a)    Representations and Warranties.

(i)    The representations and warranties of Presidio set forth in Section 3.02, Section 3.03(b)(ii)(A), Section 3.04(a), Section 3.04(b), Section 3.06, Section 3.25 and Section 3.26 shall be true and correct in all material respects, (without giving effect to any “materiality,” “Presidio Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date);

(ii)    The representations and warranties of Presidio set forth in Section 3.01(a), the second sentence of Section 3.02 (except to the extent de minimis), the third, fourth and fifth sentence of Section 3.02 (except to the extent de minimis), Section 3.03(a), Section 3.03(b)(i), and Section 3.05(a)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date); and

(iii)    The representations and warranties of Presidio set forth in this Agreement (other than the representations and warranties that are the subject of clauses (i) and (ii) of this Section 6.02(a)) shall be true and correct in all respects (without giving effect to any “materiality,” “Presidio Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), except, in the case of this clause (iii), where the failure of any such representations and warranties to be so true and correct has not had, and would not reasonably be expected, individually or in the aggregate, to have, a Presidio Material Adverse Effect.

(b)    Performance of Obligations of Presidio. Presidio shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time.

(c)    Presidio Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a Presidio Material Adverse Effect.

(d)    Opinion of Tax Counsel. HCC shall have received an opinion from Buchalter, A Professional Corporation, legal counsel to HCC, dated the Closing Date, to the effect that on the basis of the facts and representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Buchalter, A Professional Corporation, may require and rely upon representations contained in a letter from each of HCC and HBC and in a letter from Presidio. Presidio shall have delivered to HCC a certificate substantially in a form and substance reasonably acceptable to Buchalter, A Professional Corporation, dated as of the Closing Date, signed on behalf of Presidio by its Chief Executive Officer or Chief Financial Officer.

(e)    Final Closing Balance Sheet. Presidio shall have delivered to HCC the Final Closing Balance Sheet under the terms and conditions of Section 5.17.

(f)    Directors’ Resignations. HCC shall have received the written resignation of each director of Presidio (in such director’s capacity as a director) effective as of the Effective Time.

(g)    Dissenting Shareholders. Holders of not in excess of 10% of the outstanding shares of Presidio Common Stock shall have duly perfected their dissenters’ rights under California law.

(h)    Ancillary Agreements. Each of the Voting and Support Agreements substantially in the form of Exhibit A, the Non-Competition, Non-Solicitation and Non-Disclosure Agreements substantially in the form of Exhibit B-1, B-2 and B-3, and the Non-Solicitation and Non-Disclosure Agreements substantially in the form of B-4 have been delivered to HCC as of the date of this Agreement, and, at the Effective Time, such Voting and Support Agreements, Non-Competition, Non-Solicitation and Non-Disclosure agreements and Non-Solicitation and Non-Disclosure agreements shall be in full force and effect and no material breach of any of their terms shall have occurred.

(i)    FIRPTA Certificate. Presidio shall have delivered to HCC a properly executed statement from Presidio that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h)(1), dated as of the Closing Date in a form and substance reasonably acceptable to HCC.

(j)    Officers Certificate. HCC shall have received a certificate, signed on behalf of Presidio by its Chief Executive Officer and Chief Financial Officer, stating that the conditions set forth in Section 6.02(a), Section 6.02(b), Section 6.02(c), and Section 6.02(f) have been satisfied.

(k)    Closing Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to HCC and to HCC’s counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request. Such documents shall include (but not be limited to) a copy of the resolutions of the Presidio Board and the shareholders of Presidio evidencing the requisite approval of this Agreement, the Merger, and the other Contemplated Transactions and certified by the Secretary of Presidio as true and correct copies thereof as of the Closing, which resolutions shall be in full effect.

Section 6.03    Conditions to Obligation of Presidio. The obligation of Presidio to effect the Merger is also subject to the satisfaction or waiver by Presidio on or before the Closing Date of the following conditions:

(a)    Representations and Warranties.

(i)    The representations and warranties of HCC set forth in Section 4.03(b)(ii)(A), Section 4.04(a), Section 4.04(d), Section 4.05 and Section 4.09, shall be true and correct in all material respects (without giving effect to any “materiality,” “HCC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date);

(ii)    The representations and warranties of HCC set forth in Section 4.01(a), the second sentence of Section 4.02 (except to a de minimis extent), Section 4.03(a), Section 4.03(b)(i) and Section 4.03(b)(ii), shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date); and

(iii)    The representations and warranties of HCC set forth in this Agreement (other than the representations and warranties that are the subject of clauses (i) and (ii) of this Section 6.03(a)) shall be true and correct in all respects (without giving effect to any “materiality,” “HCC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), except, in the case of this clause (iii), where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a HCC Material Adverse Effect.

(b)    Performance of Obligations of HCC. HCC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time.

(c)    HCC Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have an HCC Material Adverse Effect.

(d)    Officer’s Certificate. Presidio shall have received a certificate signed on behalf of HCC by its Chief Executive Officer and Chief Financial Officer stating that the conditions specified in Section 6.03(a), Section 6.03(b) and Section 6.03(c) have been satisfied.

(e)    Opinion of Tax Counsel. Presidio shall have received an opinion from Manatt, Phelps & Phillips, LLP (“Manatt”), legal counsel to Presidio, dated the Closing Date, to the effect that on the basis of the facts and representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Manatt may require and rely upon representations contained in a letter from each of HCC and HBC and a letter from Presidio. HCC shall have delivered to Presidio a certificate substantially in a form and substance reasonably acceptable to Manatt, dated as of the Closing Date, signed on behalf of HCC by its Chief Financial Officer.

(f)    Presidio Directors.    The Presidio Directors shall have been appointed to the Boards of Directors of HCC and HBC effective as of the Effective Time.

(g)    Closing Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Presidio and to Presidio’s counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request. Such documents shall include (but not be limited to) the following a copy of the resolutions of the Boards of Directors and the shareholders of HCC evidencing the requisite approval of this Agreement, the Merger, and the other Contemplated Transactions, certified by the Secretary of HCC as true and correct copies thereof as of the Closing.

ARTICLE VII

TERMINATION

Section 7.01    Termination. This Agreement may be terminated before the Effective Time (whether before or after adoption of this Agreement by Presidio’s shareholders):

(a)    by mutual written consent of HCC and Presidio;

(b)    by HCC or Presidio if the Merger shall not have been consummated by 11:59 p.m. Pacific Time on or before March 1, 2020 (the “End Date”), except that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to a party whose failure to perform any obligation required to be performed by such party was the primary cause of or resulted in the failure of the Merger to be consummated on or before the End Date;

(c)    (i) by either HCC or Presidio if any Governmental Entity which must grant a Requisite Regulatory Approval has denied such approval and such denial has become final and nonappealable, (ii) by either HCC or Presidio if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable Order enjoining or otherwise prohibiting the consummation of the Contemplated Transactions, unless such denial or Order shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement or (iii) by HCC if any Requisite Regulatory Approval includes or will not be issued without the imposition of a Burdensome Condition;

(d)    by either HCC or Presidio if (i) the HCC Meeting (including any postponements or adjournments thereof) shall have been held and the Requisite HCC Vote shall not have been obtained or (ii) the Presidio Meeting (including any postponements or adjournments thereof) shall have been held and the Requisite Presidio Vote shall have not been obtained, except that the party seeking to terminate this Agreement under this Section 7.01(d) shall have complied in all material respects with its obligations under Section 5.06 (including by complying with an adjournment or postponement requests), and that the right to terminate this Agreement under this Section 7.01(d) will not be available to a party where the failure to obtain the approval of its shareholders has been caused by (A) its material breach of this Agreement or (B) in the case of Presidio, a breach of one or more of the Voting and Support Agreements.

(e)    by HCC if (i) the Presidio Board effects a Change in Recommendation or (ii) Presidio shall have breached the provisions set forth in Section 5.04 (except to the extent de minimis);

(f)    by HCC (if HCC is not otherwise in material breach of this Agreement) (i) if (A) Presidio breaches any of its representations and warranties made on the date of this Agreement, or any such representations and warranties shall become untrue after the date of this

Agreement, in each case such that the conditions set forth in Section 6.02(a) would not be satisfied, and (B) such inaccuracy, if capable by its nature or timing, of cure has not been cured by Presidio before the earlier of the End Date or 30 days after its receipt of written notice of such breach, or (ii) if Presidio breaches any of its covenants contained in this Agreement such that the condition set forth in Section 6.02(b) (except to the extent de minimis) would not be satisfied and such breach if curable by its nature or timing shall not have been cured before the earlier of the End Date or 30 days following receipt of written notice from HCC of such breach;

(g)    by Presidio (if Presidio is not otherwise in material breach of this Agreement) (i) if (A) HCC breaches any of its representations and warranties made on the date of this Agreement, or any such representations and warranties shall become untrue after the date of this Agreement, in each case such that the condition set forth in Section 6.03(a) would not be satisfied, and (B) such inaccuracy, if capable of cure by its nature or timing, has not been cured by HCC before of the End Date or 30 days after its receipt of written notice of such breach, or (ii) if HCC breaches any of its covenants contained in this Agreement such that the condition set forth in Section 6.03(b) (except in each case to the extent de minimis) would not be satisfied and such breach if curable by its nature or timing shall not have been cured before the End Date or 30 days following HCC’s receipt of written notice from Presidio of such breach; or

(h)    by Presidio, if before the receipt of the Requisite Presidio Vote, Presidio (i) has not breached Section 5.04 or Section 5.06(e) (except in each case to the extent de minimis) (ii) receives an unsolicited bona fide written Superior Proposal from any person that is not withdrawn, (iii) pays HCC the Termination Fee in immediately available funds and (iv) simultaneously or substantially simultaneously with such termination Presidio enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal.

Section 7.02    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, this Agreement shall be of no further force or effect, except that (a) Section 5.03(b), Section 5.32, this Section 7.02, Section 7.03, and Article VIII shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability for fraud or any willful and intentional breach of this Agreement.

Section 7.03    Expenses; Termination Fees.

(a)    Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)    Presidio agrees to pay HCC an amount equal to $8,000,000 (the “Termination Fee”) if this Agreement is terminated:

(i)    by HCC pursuant to Section 7.01(e);

(ii)    by Presidio pursuant to Section 7.01(h); or

(iii)    (A) by HCC or Presidio pursuant to Section 7.01(b) and the Requisite Presidio Vote has not been obtained, (B) by HCC or Presidio pursuant to Section 7.01(d)(ii) (C) by HCC pursuant to Section 7.01(d)(ii) and, in any case of clause (A), (B) or (C), (x) on or before the date of any such termination an Acquisition Proposal shall have been publicly announced, disclosed, or otherwise made known to the Presidio shareholders generally, the senior management of Presidio or the Presidio Board and (y) Presidio enters into a definitive agreement as to such Acquisition Proposal, or such Acquisition Proposal is consummated or Presidio enters into any letter of intent, agreement in principle, acquisition agreement or similar contract as to such Acquisition Proposal within 12 months following termination of this Agreement. The term “Acquisition Proposal” for purposes of this Section 7.03(b)(iii) shall have the meaning set forth in Section 8.15, except that all references to 15% shall be deemed references to 50%.

The parties acknowledge that the agreements contained in this Section 7.03 are an integral part of the Merger and Contemplated Transactions and that without these agreements the parties would not enter into this Agreement. The parties further acknowledge and agree that the remedies set forth in this Section 7.03(b) shall be the sole and exclusive remedies for any losses or damages incurred by HCC or Presidio, or arising from the termination of this Agreement pursuant to any Section giving rise to HCC’s or Presidio’s obligation to pay such amount.

(c)    A Termination Fee required to be paid pursuant to Section 7.03(b)(i) shall be paid within two business days after termination of this Agreement. A Termination Fee required to be paid pursuant to Section 7.03(b)(ii) shall be paid on or before the date of termination. Any Termination Fee payable pursuant to Section 7.03(b)(iii) shall be paid within two business days after the event giving rise to such payment.

(d)    If Presidio fails to pay when due any amount payable under this Section 7.03, then Presidio, as applicable, shall reimburse the other for all reasonable documented costs and expenses (including the reasonable fees of outside counsel) incurred in connection with the enforcement of its right to payment under this Section 7.03, along with interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to 1.5% over the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.01    Amendment. This Agreement may be amended at any time before the Effective Time by the parties (by action taken or authorized by their respective boards of directors), whether before or after adoption of this Agreement by the shareholders of Presidio or HCC, except that after any such shareholder approval of this Agreement, no amendment shall be made to this Agreement that applicable Law requires further approval or authorization by the shareholders of Presidio or HCC without such further approval or authorization. This Agreement may not be amended, except by a written instrument signed by or on behalf of each of the parties.

Section 8.02    Remedies Cumulative; Waiver.

(a)    The rights and remedies of the parties are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Law (i) no waiver that may be given by a party will be applicable except in the specific instance for which it is given and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

(b)    At any time before the Effective Time, HCC (as to Presidio) and Presidio (as to HCC), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or any document delivered pursuant to this Agreement and (iii) waive compliance with any covenants, obligations, or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 8.03    No Survival. The representations, warranties and covenants in this Agreement shall terminate at the Effective Time, except that those covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or part, after the Effective Time, shall survive the consummation of the Merger until fully performed.

Section 8.04    Entire Agreement. This Agreement, together with the Confidentiality Agreement, the Presidio Disclosure Schedule, the HCC Disclosure Schedule, the Voting and Support Agreements, and the Non-Competition and Non-Solicitation Agreements constitute the entire agreement among the parties and supersede all other prior or contemporaneous agreements and understandings, both written and oral, among or between any of the parties as to the subject matter this Agreement and thereof. Upon execution hereof, that certain letter of intent by and between HCC and Presidio dated as of April 2, 2019 shall be terminated in its entirety.

Section 8.05    Execution of Agreement; Counterparts.

(a)    The Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

(b)    The exchange of signed copies of this Agreement or of any other document contemplated by this Agreement (including any amendment or any other change thereto) by any electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of an original Agreement or other document for all purposes. Signatures of the parties transmitted by any electronic means referenced in the preceding sentence shall be deemed to be original signatures for all purposes.

Section 8.06    Governing Law. This Agreement and the agreements, instruments, and documents contemplated by this Agreement, shall be governed by, and construed according to, the laws of the State of California, without regard to any applicable principles of conflicts of law that might require the application of the laws of any other jurisdiction.

Section 8.07    Exclusive Jurisdiction; Venue. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the State Court of the State of California or the United States District Court for the Northern District of California, (b) agrees that all claims as to such action or proceeding shall be heard and determined exclusively under clause (a) of this Section 8.07, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice under Section 8.10 of this Agreement.

Section 8.08    Assignments and Successors. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties. Any attempted assignment of this Agreement or of any such rights or delegation of obligations without such consent shall be void and of no effect. This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns.

Section 8.09    No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties) any right, benefit, or remedy of any nature whatsoever under or by this Agreement other than the provisions of Section 5.11 and Section 5.12 (which are intended to be for the benefit of those persons covered thereby, but whose consent shall not be required to amend any provision of this Agreement).

Section 8.10    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (c) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (d) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 8.10.

Presidio:	Presidio Bank
One Montgomery Street
Suite 2300
San Francisco, CA 94104
	Attention:	Stephen G. Heitel
Chief Executive Officer
Email Address: sheitel@presidiobank.com

with a copy to (which shall not constitute notice hereunder):

Manatt, Phelps & Phillips, LLP
One Embarcadero Center
30th Floor
San Francisco, CA 94111
	Attention:	Craig D. Miller, Esq. and Dieu Nguyen, Esq.
	Email:	cmiller@manatt.com and
dhnguyen@manatt.com

HCC:	Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113
	Attention:	Walter T. Kaczmarek
President and Chief Executive Officer
Email Address: Walt.Kaczmarek.com

with a copy to (which shall not constitute notice hereunder):

Buchalter, a Professional Corporation
1000 Wilshire Boulevard
Suite 1500
Los Angeles, CA 90017-2457
	Attention:	Mark A. Bonenfant, Esq.
Email Address: mbonenfant@buchalter.com

Section 8.11    Enforcement of Agreement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any of the provisions of this Agreement were not performed under their specific terms or were otherwise breached (including failing to take such actions as are required of them hereunder to consummate this Agreement). Accordingly, each of the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any California Court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.12    Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

Section 8.13    Severability. If any provision of this Agreement is held invalid, illegal, or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect, so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party.

Section 8.14    Interpretation. In this Agreement unless a clear contrary intention appears: (a) the singular number includes the plural number and vice versa, (b) reference to any person includes such person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a person in a particular capacity excludes such person in any other capacity or individually, (c) reference to any gender includes each other gender, (d) reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time under the terms thereof, (e) reference to any Law means such Law as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such section or other provision, (f) “hereunder,” “hereto,” “herein,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision, (g) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term, (h) all exhibits or schedules Exhibited hereto or referred to herein are hereby incorporated herein and made a part of this Agreement as if set forth in full herein, (i) “or” is used in the inclusive sense of “and/or,” (j) as to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding,” (k) references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto (but only to the extent, in the case of documents, instruments, or agreements that are the subject of representations and warranties set forth herein, copies of all addenda, exhibits, schedules, or amendments have been provided on or before the date of this Agreement to the party to whom such representations and warranties are being made), (l) reference to the “consummation of the Contemplated Transactions” shall be deemed to refer the consummation of the Contemplated Transactions on a timely basis and (m) any reference to the consent of a party means a consent not unreasonably withheld or delayed unless otherwise specified.

Section 8.15    Definitions. For purposes of this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means an agreement that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution of this Agreement, in either case containing provisions that require any counterparty(ies) thereto (and any of its (their) Representatives named therein) that receive material non-public information of or as to Presidio to keep such information confidential. In the case of clause (b), such agreement shall (i) not prohibit Presidio from providing information to

HCC or require Presidio to negotiate on an exclusive basis with such counterparty(ies) thereto (and any of its (their) Representatives named therein) and (ii) contains such terms and conditions that are at least as materially protective of Presidio’s confidential information as those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any proposal, offer, indication of interest or inquiry from any person or group for, whether in one transaction or a series of related transactions, or relating to any (a) merger, consolidation, share exchange or business combination involving more than 15% of the outstanding shares total voting power of any class or series of the capital stock of Presidio, (b) sale, lease, exchange, mortgage, transfer or other disposition directly or indirectly by merger, consolidation, combination, reorganization, share exchange or any similar transaction, of any assets of Presidio representing 15% or more of the consolidated business, assets of Presidio, measured either by book value or fair market value, (c) issuance, sale or other disposition by Presidio of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power associated with the outstanding voting of any class or series of equity securities of Presidio, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the outstanding Presidio Common Stock or any class of equity securities of Presidio, (e) recapitalization, liquidation, dissolution or other similar type of transaction as to Presidio which would result in any person or group acquiring 15% or more of the fair market value of the assets of Presidio taken as a whole or (f) any other consolidation, business combination, joint venture recapitalization or similar transaction involving Presidio if the holders of shares of Presidio Common Stock immediately before such transaction do not in the aggregate own at least 85% of each of the outstanding shares of Presidio Common Stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Presidio Common Stock immediately before the consummation thereof. The term “Acquisition Proposal” shall not include the Merger or any of the other Contemplated Transactions. If any material change is made to any Acquisition Proposal, such altered Acquisition Proposal shall be considered a separate and distinct Acquisition Proposal.

“Affiliate” means, as to any person, any other person that directly or indirectly controls, is controlled by or is under common control with such first person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities by Contract or otherwise. Neither Presidio nor any of its Affiliates shall be deemed an Affiliate of HCC for purposes of this Agreement before the Effective Time, and neither HCC nor any of its Affiliates shall be deemed an Affiliate of Presidio for purposes of this Agreement before the Effective Time.

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act and their implementing regulations.

“business day” means any day, other than Saturday, Sunday or any day on which banking institutions located in San Jose, California are authorized or required by applicable Law or other governmental action to close.

“Call Report” means a Report of Condition and Income filed by a banking institution with the applicable banking agency.

“Change In Control Payments” means pursuant to a Contract any amount paid, payable or reasonably expected to become payable by Presidio as of the Closing Date resulting from the Merger pursuant to the terms of any Contract existing before or concurrently with the execution of this Agreement.

“Charter Documents” means certificate or articles of incorporation (including certificates of designation), by-laws, and other organizational documents, as amended, and as currently in effect.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Confidentiality Agreement” means the Confidentiality Agreement entered into by and between Presidio and HCC on February 6, 2019.

“Contract” means any legally binding and enforceable written or oral agreement, contract, understanding, instrument, arrangement, commitment or undertaking of any nature.

“Effect” means any effect, event, fact, development, condition, change, occurrence or circumstance.

“Environmental Laws” means any applicable Law, Order, or Government Authorization by any Governmental Entity as in effect on or before the date of this Agreement relating to (a) the protection, preservation or restoration of the environment, health, safety, or natural resources (including air, noise, odor, wetlands, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, threatened release or disposal of Hazardous Substance and (c) the contamination or any injury to persons or property from exposure to any Hazardous Substance. The term Environmental Law includes (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq, the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq, the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq, the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq, the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001, et seq, the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq, the Occupational Safety and Health Act, as amended, 29 USC 651 et seq and all comparable state and local laws and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance as in effect on or before the date of this Agreement.

“Equity Investment” means (a) an Equity Security, (b) an ownership interest in any company or other entity or a membership interest that includes a voting right in any person or (c) any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.

“Equity Security” means any capital stock, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, any security convertible or exercisable into such a security, any security or Contract including any option, warrant or right to acquire a security or to subscribe to or purchase any such security, and any certificate of interest or participation in, temporary or interim certificate for, or receipt for any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“GAAP” means United States generally accepted accounting principles applied period to period applicable to banks or banking holding companies for the period in question.

“Governmental Authorization” means any (a) permit, license, certificate, franchise, permission, consent or approval, variance, clearance, registration, qualification, or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Entity or pursuant to applicable Law (including any filing, application or registration required to obtain or maintain any of the foregoing) or (b) right under any Contract with any Governmental Entity.

“Governmental Entity” means any (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, board, commission, instrumentality, official, organization, unit or body and any court or other tribunal) or (d) any Regulatory Agency.

“Hazardous Substance” means any (a) substance, chemical, waste, product, pollutants, contaminants, derivative, compound, material, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import, (b) petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls and (c) any other materials regulated under Environmental Laws.

“HCC Closing Price” means the aggregate volume weighted average per share price of the closing prices of HCC Common Stock on the NASDAQ Global Market and reported on www.nasdaq.com for the 10 consecutive trading days ending on the last business day immediately before the Closing Date (rounded to two decimal places) whether or not trades occurred on those days (subject to adjustment as provided below, except that if no trades of HCC Common Stock occur on a given trading day than the closing price on the next preceding day when a trade shall have occurred shall be deemed to be the closing price on such day for the purposes this Agreement). In the event HCC pays, declares or otherwise affects a stock split, reverse stock split, reclassification or stock dividend or stock distribution as to HCC Common Stock between the date of this Agreement and the Closing Date, appropriate adjustments will be made to the HCC Closing Price.

“HCC Disclosure Schedule” means the confidential disclosure schedule delivered by HCC to Presidio concurrently with the execution of this Agreement, which disclosure schedule is arranged in paragraphs corresponding to the numbered and lettered sections contained in Article IV of this Agreement to which it relates (unless and to the extent relevance to other representations and warranties is reasonably apparent from the actual text of the disclosure), and each of which disclosures shall also be deemed to be incorporated by reference into the representations and warranties made by HCC to Presidio under Article IV.

“HCC Equity Plans” means the Amended and Restated 2004 Equity Plan and 2013 Equity Incentive Plan.

“HCC Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) is, or is reasonably expected to be, materially adverse to the business, condition, capitalization, assets, liabilities, operations, or financial performance, of HCC, taken as a whole or (b) prevents or materially delays, or its reasonably likely to prevent or materially delay the ability of the HCC to perform its obligations under this Agreement or to consummate the Merger or the other Contemplated Transactions on a timely basis. A HCC Material Adverse Effect shall not include an Effect arising out of relating to or resulting from (i) changes generally affecting the economy, financial or securities markets, (ii) the commencement of any litigation that was primarily the result of the announcement or public disclosure of this Agreement and the Contemplated Transactions, the announcement of the Merger or the other Contemplated Transactions, (iii) any outbreak or escalation of war or hostilities or any act of terrorism, (iv) changes in the trading price or trading volume of HCC Common Stock in and of itself, but not including the underlying reasons thereof, (v) general conditions in the financial industry, including changes in laws, regulations rules, GAAP or regulatory accounting requirements or (vi) any action taken by HCC or any of its Subsidiaries with Presidio’s express written consent or any action taken by HCC or any of its Subsidiaries that was expressly required to be taken pursuant to the terms of this Agreement, except that any Effect referred to in clauses (i), (iii) or (v) immediately above shall be taken into account in determining whether a HCC Material Adverse Effect has occurred or is reasonably be expected to occur to the extent that Effect has a disproportionate effect on the HCC and its Subsidiaries, taken as a whole, compared to other participants in the financial industries in which the HCC and its Subsidiaries conduct their businesses.

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“Intellectual Property” means collectively, all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, whether owned, used, or held for use under license, whether registered or unregistered, including such rights in and to (a) trademarks, and the goodwill associated therewith, (b) patents and inventions, invention disclosures, discoveries, and improvements, whether or not patentable, (c) Trade Secrets, and confidential information and rights to limit the use or disclosure thereof by any person, (d) all works of authorship (whether copyrightable or not), copyrights, and databases (or other collections of information, data works, or other materials), (e) software, including data files, source code, object code, firmware, mask works, application programming interfaces, computerized databases, and other software-related specifications and documentation, (f) designs and industrial designs, (g) Internet domain names and websites, (h) rights of publicity and other rights to use the names and likeness of individuals and (i) claims, causes of action, and defenses relating to the past, present, and future enforcement of any of the foregoing; in each case of (a) to (h) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Entity in any jurisdiction.

“Investment Security” means any equity security or debt security defined in Accounting Standards Codification Topic 320.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means, as to any person, information technology and computer systems and services (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the person’s business.

“knowledge” means the facts, events, circumstances and other information that as of the date of this Agreement the president, the chief executive officer, the chief financial officer, the chief operating officer or the chief credit officer of Presidio or HCC, knows as a result of the performance of his or her duties, or that any such officer of a bank or bank holding company reasonably should know in the normal course of his or her duties or would reasonably be expected to know after reasonable inquiry.

“Law” or “Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, publicly available written regulatory guidelines and policies, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Leased Real Property” means all real property and premises that Presidio leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Real Property Lease.

“Legal Action” means any complaint, action, suit, litigation, grievance, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, or investigation commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator or arbitration panel.

“liability” (or “liabilities”) means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“License Agreement” means any Contract, whether written or oral, and any amendments thereto (including license agreements, sub-license agreements, consulting agreements, research agreements, development agreements, distribution agreements, consent to use agreements, customer or client contracts, coexistence, nonassertion or settlement agreements), pursuant to which any interest in, or any right to use or exploit, any Intellectual Property has been granted.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, lien, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest, or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset).

“Loan Property” means any property in which Presidio presently holds a direct or indirect security interest securing a Loan or other extension of credit made by them, or any property obtained through foreclosure or similar legal proceedings.

“Loan” means any loan, loan agreement, note, extension of credit, advance, borrowing arrangement, including leases, letter of credit, credit enhancements, commitments, and guarantees, and any modification, renewal or extension thereof.

“Mortgage Loans” means Loans secured by real property or interests in real property that are or were owned, originated (or in the process of origination), made, entered into, serviced or subserviced by Presidio.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” means any order, decision, writ, assessment, citation, injunction ruling, decree, cease-and-desist, order, regulatory directive, judgment, consent, agreement, mandatory regulatory board resolution, memorandum of understanding, regulatory agreement, extraordinary supervising letter or similar arrangement with or similar submission to, or from any Governmental Entity, whether temporary, preliminary or permanent.

“ordinary course of business” means any action taken by Presidio or HCC or any of its respective Subsidiaries, as applicable, that is consistent in nature, scope and magnitude with past practices and is taken in the ordinary course of the normal, day-to-day operations, policies and methodologies.

“parties” for purposes of this Agreement means HCC, HBC and Presidio.

“Permitted Liens” means as to any person (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, imperfections or irregularities of title and other similar encumbrances that do not adversely affect the value or affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties as bank facilities and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or with respect to such assets.

“person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Presidio Disclosure Schedule” means the confidential disclosure schedule delivered by Presidio to HCC concurrently with the execution of this Agreement, which disclosure schedule is arranged in paragraphs corresponding to the numbered and lettered sections contained in Article III of this Agreement to which it relates (unless and to the extent relevance to other representations and warranties is reasonably apparent from the actual text of the disclosure) and each of which disclosures shall be deemed to be incorporated by reference into the representations and warranties by Presidio to HCC under Article III.

“Presidio Equity Plans” means the Presidio Bank 2016 Equity Incentive Plan and the Presidio Bank Amended and Restated 2006 Stock Option Plan.

“Presidio ERISA Affiliate” means any person that together with Presidio would be treated as a single employer within the meaning of ERISA Section 4001(b)(1) or 414(b), (c), (m) or (o) of the Code.

“Presidio 401(k) Plan” means the Presidio Bank 401(k) Plan.

“Presidio IP” means all Intellectual Property owned, used, held for use, or exploited by Presidio, including all Presidio Owned IP and Presidio Licensed IP.

“Presidio Licensed IP” means the Intellectual Property owned by a third party that Presidio has a right to use or exploit under a License Agreement.

“Presidio Material Adverse Effect” means an Effect that, individually or in the aggregate, (a) is, or is reasonably expected to be, materially adverse to the business, condition, capitalization, assets, liabilities, operations, or financial performance of Presidio, taken as a whole, or (b) prevents or materially delays, or is reasonably likely to prevent or materially delay, the ability of Presidio to perform its obligations under this Agreement or to consummate the Merger or the other Contemplated Transactions on a timely basis. A Presidio Material Adverse Effect shall not include an Effect arising out of relating to or resulting from (i) changes generally affecting the economy, financial or securities markets, (ii) the commencement of any litigation that was primarily the result of the announcement or public disclosure of this Agreement and the Contemplated Transactions, the announcement of the Merger or the other Contemplated Transactions, (iii) any outbreak or escalation of war, hostilities or any act of terrorism or sabotage, (iv) changes in the trading price or trading volume of Presidio Common Stock in and of itself, but not including the underlying reasons thereof, (v) general conditions in the financial industry, including changes in laws, regulations rules, GAAP or regulatory accounting requirements, or (vi) any changes made or actions taken or not taken by Presidio at the express request or with the express written consent of HCC or that was expressly required to be taken pursuant to the terms of this Agreement, except that any Effect referred to in clauses (i), (iii) or

(v) immediately above shall be taken into account in determining whether a Presidio Material Adverse Effect has occurred or is reasonably be expected to occur to the extent that Effect has a disproportionate effect on Presidio taken as a whole, compared to other participants in the financial industries in which Presidio conducts its business.

“Presidio Owned IP” means the Intellectual Property that is owned by Presidio.

“Previously Disclosed” means, (a) when used as to Presidio, information set forth by Presidio in the Presidio Disclosure Schedule and (b) when used as to HCC, means (i) information set forth by HCC in the HCC Disclosure Schedule or (ii) information disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by HCC, as applicable, since December 31, 2017 but prior to the date of this Agreement (excluding any disclosures set forth under the heading “Risk Factors” and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature).

“Professional Expenses” means the fees and expenses of all attorneys, accountants, investment bankers and other outside advisors and agents for services rendered in connection with or in contemplation of this Agreement and the Contemplated Transactions.

“Real Property Lease” means all leases, subleases and other agreements under which Presidio leases, uses or occupies, or has the right to use or occupy, any real property.

“Regulatory Agencies” means the (a) the FDIC, (b) the DBO (California), and any other state banking or other state authority, (c) the FRB, (d) the U.S. Small Business Administration, (e) any other federal state or foreign regulatory authority and (f) any self-regulatory organizations.

“Representatives” means officers, directors, employees, managers, agents, attorneys, accountants, advisors, and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Subordinated Notes” means the Presidio Bank 8.0% Subordinated Notes due September 30, 2024.

“Subsidiary” (or “Subsidiaries”) means, when used as to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions for such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal that (a) is obtained not in breach of this Agreement, on terms that the Presidio Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation and after taking into account all the terms and conditions of the

Acquisition Proposal and this Agreement (including any proposal by HCC to adjust the terms and conditions of this Agreement)), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the person making such proposal, and this Agreement are more favorable from a financial point of view to its shareholders than the Merger, (b) is reasonably likely to receive all necessary regulatory approvals on a timely basis and otherwise be consummated on a timely basis on the term proposed and (c) does not contain any condition to closing or similar contingency as to the ability of the person making such proposal to obtain financing, or, if subject to financing, such financing is reasonably committed to the third party making the Acquisition Proposal and is reasonably likely to be provided. For purposes of this definition, the term “Acquisition Proposal” shall have the meaning set forth in the above definition of Acquisition Proposal, except that all references to 15% shall be deemed references to 100%.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means (a) all federal, state, local and foreign taxes, charges, fees, customs, duties, levies or other assessments, however denominated, including all net income, gross income, profits, gains, gross receipts, sales, use, value added, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unclaimed property, unemployment, capital stock or any other taxes, charges, fees, customs, duties, levies or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed as to such amounts and any interest as to such penalties and additions and (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other person at any time prior to and through the Effective Time.

“Tax Returns” means any return, declaration, report, form claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority as to Taxes, including any elections, declarations, disclosures, schedules, estimates and information returns, and including any amendment thereof.

“Trade Secrets” means all secrets and other confidential information, ideas, knowledge, concepts know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, customers, lists of customers and prospective customers, broker lists, potential brokers, rate sheets, market studies, marketing plans, business plans, concepts, strategies or products, computer software and data base technologies, systems, structures as well as all documents, reports, drawings, designs, plans, and proposals otherwise pertaining to same), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Law.

“Transaction Expenses” means (a) any contract termination fees payable to vendors as to which Presidio has agreed to terminate as of the Effective Time or such other time as may be appropriate including the costs and expenses of terminating data processing licenses and contracts indicated in Section 3.32 of the Presidio Disclosure Schedule, (b) Change in Control

Payments, (c) Professional Expenses, (d) Presidio accounting and valuation fees and expenses rendered solely in connection with the Contemplated Transactions, (e) director and officer insurance premiums and costs and (f) Presidio costs of holding the Presidio Meeting, printing and mailing the Joint Proxy Statement/Prospectus and soliciting the Requisite Presidio Vote.

“Treasury Department” means the United States Department of Treasury.

“Treasury Regulations” means all temporary and final regulations promulgated under the Code by the U.S. Department of the Treasury.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (Pub. L. No. 107-56).

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1989, as amended, 29 U.S.C. §§ 2101-2109.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger and Reorganization to be executed as of the date first written above by their respective officers thereunto duly authorized.

HERITAGE COMMERCE CORP

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
Chief Executive Officer

PRESIDIO BANK

By:	/s/ Stephen G. Heitel
Stephen G. Heitel
Chief Executive Officer

EXHIBIT A

Form of Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”) is dated as of May 16, 2019, by and between each of the undersigned holders identified on Exhibit A attached hereto (each, a “Shareholder”) of common stock, no par value per share (“Presidio Common Stock”), of Presidio Bank, a California state-chartered banking corporation (“Presidio”), and Heritage Commerce Corp, a California corporation (“HCC”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

RECITALS

A. Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California state-chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B.    Shareholder beneficially owns, or directly or indirectly has sole or shared voting power, or the right to direct the voting to the number of shares of Presidio Common Stock identified on Exhibit A attached hereto (such shares, together with all shares of Presidio Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to as the “Shares”).

C.    It is a condition to the willingness of HCC to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of and as a condition to HCC entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by HCC in connection therewith, Shareholder, solely in Shareholder’s capacity as a shareholder of Presidio agrees as follows:

SECTION 1. Agreement to Vote Shares. While this Agreement is in effect, at any meeting of shareholders of Presidio however called or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, Shareholder shall:

(a)    appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum;

(b)    vote (or cause to be voted), in person or by proxy, all the Shares, in favor of (i) adoption and approval of the Merger Agreement and the transactions contemplated thereby, and (ii) approval of any other matter that is required by Law or a Governmental Entity to be approved by the shareholders of Presidio to facilitate the transactions contemplated by the Merger Agreement, including the Merger; and

(c)    vote (or cause to be voted), in person or by proxy, all the Shares, against (or in opposition to) (i) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Presidio contained in the Merger Agreement, (ii) other than the Merger Agreement and the Merger, any extraordinary corporate transaction (including a merger, consolidation or other business combination involving Presidio), (iii) any Acquisition Proposal and (iv) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement or the performance by Shareholder of Shareholder’s obligations under this Agreement.

SECTION 2. No Transfers.

(a)    Until the earlier of the termination of this Agreement or the Requisite Presidio Vote and except in connection with the exercise of stock options or settlement of restricted stock units under the Presidio Equity Plans, Shareholder shall not directly or indirectly (i) sell, transfer, pledge, assign, make any short sale, distribute by gift or donation, or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding as to the sale, transfer, pledge, assignment or other disposition of, any of the Shares (or any securities convertible into or exercisable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means (each of the foregoing actions in this clause (i), a “Transfer”), (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder’s representations, warranties, covenants and obligations under this Agreement or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect Shareholder’s power, authority and ability to comply with and perform Shareholder’s covenants and obligations under this Agreement. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void. If any involuntary transfer of any of the Shares shall occur (including a sale by Shareholder’s trustee in any bankruptcy or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until termination of this Agreement.

(b)    Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney, or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

(c)    Shareholder shall notify HCC promptly (and in any event within three business days) in writing of the number of any additional shares of Presidio Common Stock or other securities of Presidio of which Shareholder acquires beneficial or record ownership on or after the date hereof.

(d)    Shareholder authorizes and instructs Presidio to enter a stop transfer order as to all of the Shares for the period from the date of this Agreement through the date this Agreement is terminated in accordance with Section 6. Presidio agrees that it shall comply with such stop transfer instructions.

SECTION 3. Representations and Warranties of Shareholder. As of the date of this Agreement, Shareholder represents and warrants to Presidio and HCC as follows:

(a)    If Shareholder is an entity, Shareholder has been duly organized, is validly existing and is in good standing under the laws of the state of its incorporation, formation or organization.

(b)    Shareholder has all requisite capacity and authority to enter into and perform Shareholder’s obligations under this Agreement.

(c)    This Agreement has been duly and validly executed and delivered by Shareholder, and constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d)    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of the Shareholder’s obligations under this Agreement and the consummation by Shareholder of the transactions contemplated under this Agreement will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder or any of Shareholder’s Affiliates is a party or by which Shareholder or any of Shareholder’s Affiliates or any of their respective properties or assets (including the Shares) is bound, or any Law to which Shareholder is subject or any organizational document of Shareholder.

(e)    Shareholder is the record and beneficial owner (or is the trustee that is the record holder and whose beneficiaries are the beneficial owners) and has good title to all of the Shares set forth on Exhibit A attached hereto, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own of record or beneficially any shares of capital stock of Presidio other than the Shares (other than shares of capital stock subject to stock options or restrictive stock units over which Shareholder will have no voting rights until the exercise of such stock options or restricted stock units). The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity. Shareholder has and will have at all times during the term of this Agreement (subject to applicable community property laws) (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 of the Agreement, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case as to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by Shareholder during the term of this Agreement. None of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, except that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

(f)    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of Shareholder’s obligations under this Agreement and the consummation by Shareholder of the transactions contemplated under this Agreement will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity or other third party.

(g)    There is no Legal Action pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of Shareholder’s Affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform Shareholder’s obligations under this Agreement or to consummate the transactions contemplated under this Agreement on a timely basis.

(h)    Shareholder understands and acknowledges that Presidio is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

SECTION 4. No Solicitation. Except as otherwise expressly permitted under Section 5.04(b) or Section 5.06(e), from and after the date of this Agreement until the termination of this Agreement pursuant to Section 6 of this Agreement, Shareholder, solely in Shareholder’s capacity as a shareholder of Presidio, shall not, nor shall Shareholder authorize or direct any of Shareholder’s partners, officers, directors, advisors or Representatives, or any Affiliate to (a) initiate, solicit, induce or encourage, or take any action to facilitate the making of any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access to any Person (other than HCC) any information or data as to Presidio or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent as to an Acquisition Proposal, (d) approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, (e) approve or recommend or propose publicly to approve or recommend any agreement, agreement in principle or letter of intent as to an Acquisition Proposal, (f) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) as to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (g) initiate a shareholders’ vote or action by consent of Presidio’s shareholders as to an Acquisition Proposal or (h) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) as to any voting securities of Presidio that takes any action in support of an Acquisition Proposal. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Person other than HCC as to any possible Acquisition Proposal.

SECTION 5. Specific Performance. Shareholder acknowledges and agrees that irreparable injury will result to HCC in the event of a breach of any of the provisions of this Agreement and that HCC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC may have, Shareholder agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Shareholder or any Affiliates, agents, or any other persons acting for or with Shareholder in any capacity whatsoever, is an appropriate remedy for any such breach and that Shareholder will not oppose the granting of such relief on the basis that HCC has an adequate remedy at law. Shareholder submits to the jurisdiction of such court in any such action. In addition, after discussing the matter with Shareholder, HCC shall have the right to inform any third party that HCC reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with HCC set forth in this Agreement may give rise to claims by HCC against such third party in addition to any other remedy to which they may be entitled at law or in equity. Shareholder agrees that Shareholder will not seek and agrees to waive any requirement for the securing or posting of a bond in connection with HCC’s seeking or obtaining such equitable relief.

SECTION 6. Term of Agreement; Termination. The term of this Agreement shall commence on the date of this Agreement. This Agreement will terminate and cease to have any force or effect upon the earliest to occur of (a) the Effective Time, (b) the written consent of the parties hereto to terminate this Agreement and (c) the termination of the Merger Agreement in accordance with its terms. Upon any such termination, no party shall have any further obligations or liabilities hereunder, except that any such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

SECTION 7. Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 7(d).

If to HCC:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95133

Attn.:     Walter T. Kaczmarek

               President and Chief Executive Officer

Email Address:  Walt.Kaczmarek@herbank.com

with a copy to (which shall not constitute notice hereunder):

Buchalter

A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn:     Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Shareholder, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Shareholder and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HCC, and any purported assignment without such consent shall be null and void. HCC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Shareholder represents and warrants that Shareholder has carefully read this Agreement; that Shareholder executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Shareholder has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

(j)    Certain Events. Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares owned by Shareholder and shall be binding upon any Person to which legal ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, Shareholder’s heirs, executors, guardians, administrators, trustees or successors. Notwithstanding any Transfer of such Shares by Shareholder, Shareholder or, as applicable, Shareholder’s heirs, executors, guardians, administrators, trustees or successors, shall remain liable for the performance of all obligations under this Agreement.

(k)    No Ownership Vested. Nothing contained in this Agreement shall be deemed to vest in Presidio, HCC or any other Person any direct or indirect ownership or incidence of ownership.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HERITAGE COMMERCE CORP

By:
Walter Kaczmarek
President and Chief Executive Officer

PRESIDIO BANK

By:	/s/ Stephen G. Heitel
Stephen G. Heitel
Chief Executive Officer

SHAREHOLDER

Print Name:

Address for Notices:

Email Address:

EXHIBIT A

EXHIBIT B-1

Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement for

Directors listed on Schedule B-1

NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 16, 2019, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned director (“Director”) of Presidio Bank, a California banking corporation (“Presidio”). This Agreement shall become effective on the Effective Time of the Merger (defined below).

RECITALS

A. Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B. Director is a director of Presidio and beneficial owner of Presidio common stock and is entitled to receive the Merger Consideration. Director holds restricted stock units of Presidio (“RSUs”) that will be converted into shares of HCC common as provided in the Merger Agreement. Director holds stock options issued by Presidio that will be assumed by HCC and become exercisable into HCC Common Stock as provided in the Merger Agreement. Therefore, Director is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement.

C.    As a condition and an inducement to the willingness of HCC and HBC to enter into the Merger Agreement, and to protect the goodwill, trade secrets and other intellectual property of Presidio from and after the Effective Time of the Merger, Director agrees to refrain from competing with and using trade secrets or soliciting customers or employees of Presidio and, from and after the Effective Time of the Merger, HBC as successor to Presidio, in accordance with the terms of this Agreement.

D.    Director and HCC and HBC intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 and further intend for it to be fully enforceable.

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the merger agreement, and intending to be legally bound hereby, Director, HCC and HBC agree as follows:

Section 1.    Definitions. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement the following terms have the following meanings.

“Applicable Period” means from and after the Effective Time of the Merger for the period ending 24 months after the Effective Time of the Merger.

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“Customer” means any Person with whom Presidio has an existing relationship for Financial Services (as defined below) from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Business” means the provision of Financial Services conducted by Presidio at any time from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking or financial services provided by a Financial Institution (including any Financial Institution in formation), including the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, consumer and other loans; the issuance, origination, sale and servicing of letters of credit; the solicitation and provision of deposit services and services related thereto; and the provision of wire transfer, direct payment, foreign currency exchange, and other customary community banking services provided by Presidio prior to the Effective Time of the Merger.

“Prospective Customer” means any Person with whom Presidio, to Director’s knowledge, has specifically pursued a relationship to provide Financial Services at any time between the date of execution of the Merger Agreement and the Effective Time of the Merger.

“Restricted Area” means the following counties located in the State of California, Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma.

“Trade Secrets” means all information recognized as a “trade secret” under California’s Uniform Trade Secrets Act, and includes information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, lists of Customers and Prospective Customers, the identity of Customers and Prospective Customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of Presidio and HCC, HBC and their respective Subsidiaries of which Director has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of Presidio or, if applicable, HCC or HBC, or as a result of the transactions contemplated by the Merger Agreement.

Section 2.    Acknowledgements by Director: Director acknowledges that:

(a)    HCC and HBC would not enter into the Merger Agreement unless Director agrees not to enter into an activity that is competitive with or similar to the Business in violation of this Agreement. This Agreement is a material inducement for HCC and HBC to enter into the Merger Agreement. Accordingly, Director is entering into this Agreement with HCC and HBC to induce each of them to enter into the Merger Agreement.

(b)    By virtue of Director’s position with Presidio, Director has developed considerable expertise in the business operations of Presidio and has access to Trade Secrets of Presidio. Director recognizes that HCC and HBC would be irreparably damaged, and its substantial investment in Presidio materially impaired, if Director were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Director were to solicit employees of Presidio or HBC as successor to Presidio from and after the Effective Time of the Merger in violation of the terms of this Agreement. Accordingly, Director is voluntarily entering into this Agreement and acknowledge that the terms and conditions of this Agreement are fair and reasonable to Director in all respects.

B-1-2

Section 3.    Non-competition. During the Applicable Period, Director shall not directly or indirectly without the prior written consent of HBC (which consent will not be unreasonably withheld by HBC), own, manage, operate, control, or have any interest in the ownership, management, operation, or control of or be connected as a shareholder, member, partner, principal, director, officer, manager, investor, organizer, founder, trustee, employee, advisor, consultant, agent, or representative of or with, any Financial Institution engaged in providing Financial Services in the Restricted Area. Notwithstanding anything to the contrary Director shall not be prohibited from making a passive investment not to exceed 5% of the outstanding shares of any class of equity securities of another Financial Institution.

Section 4.    Non-solicitation. During the Applicable Period on behalf of any Financial Institution, Director will not directly or indirectly without the prior consent of HBC (which consent will not be unreasonably withheld by HBC):

(a)    take any affirmative action to attempt to solicit for hire (in any capacity), any Person who was an officer or employee of Presidio or, from and after the Effective Time of the Merger, HBC as successor to Presidio;

(b)    solicit or aid in the solicitation of any Customer or Prospective Customer for Financial Services, or

(c)    induce or attempt to induce any Person who is a Customer or Prospective Customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio as of the date of this Agreement or immediately prior to the Effective Time of the Merger or HBC, as applicable, in each case, to terminate such Person’s relationships with HBC as successor to Presidio or disparage the goodwill of HCC, HBC or Presidio. As used in this Agreement “solicitation” or “solicit” includes by personal contact, telephone, facsimile, social media, internet, mail, email or other form of communication specifically directed to the employee, Customer or Prospective Customer.

The prohibitions set forth in this Section 4 shall not apply to general solicitations or the general advertising or general solicitations not specifically directed at such Person(s).

Section 5.    Trade Secrets.

(a)    Other than for the benefit of Presidio, or as otherwise approved by Presidio, and, after the Effective Time of the Merger, other than for the benefit of HCC and/or HBC or as otherwise approved by HCC or HBC (at their respective sole and absolute discretion) in writing, Director (i) shall make no use of the Trade Secrets, or any part thereof, (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of HBC, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Director, to HBC.

(b)    Notwithstanding any provision of this Agreement to the contrary, Director may disclose or reveal any information, whether including in whole or in part any Trade Secrets, that Director is required to disclose or reveal under any applicable Law or is otherwise required to disclose or reveal by any Governmental Entity, provided that Director makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by any applicable Law, gives HBC prompt notice of such requirement in advance of such disclosure and exercises reasonable efforts to preserve the confidentiality of such Trade Secrets, including, by reasonably cooperating with HCC and HBC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Trade Secrets by the Governmental Entity or other recipient of the Trade Secrets.

B-1-3

(c)    Pursuant to 18 U.S.C. 1833(b), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

Section 6.    Independence of Obligations. The covenants of Director set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Director, on the one hand, and HCC or HBC on the other, and the existence of any claim or cause of action by Director against Presidio, HCC, HBC, or any of their respective Affiliates (or the existence of any claim or cause of action by HCC or HBC against Director, as the case may be), shall not constitute a defense to the enforcement of such covenants against Director, or against HCC or HBC, as applicable.

Section 7.    Termination.

(a)    This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger in accordance with its terms.

(b)    Unless sooner terminated pursuant to subsection (a) of this Section 7, the obligations of Director under Section 3 and Section 4 shall terminate at the end of the Applicable Period.

(c)    Unless sooner terminated under subsection (a) of this Section 7, and except as provided in subsection (b) of this Section 7, the obligations of Director under this Agreement shall terminate only on the mutual agreement of Director, on the one hand, and HCC or HBC, on the other hand.

Section 8.    Specific Performance. Director acknowledges and agrees that irreparable injury will result to HCC and HBC in the event of a breach of any of the provisions of this Agreement and that HCC and HBC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC and HBC may have, Director agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Director or any Affiliates, agents, or any other persons acting for or with Director in any capacity whatsoever, is an appropriate remedy for any such breach and that Director will not oppose the granting of such relief on the basis that HCC and HBC has an adequate remedy at law. Director submits to the jurisdiction of such court in any such action. In addition, HCC and HBC shall have the right to inform any third party that HCC and HBC reasonably believes to be, or to be contemplating, participating with Director or receiving from Director assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC and HBC under this Agreement, and that participation by any such persons with Director in activities in violation of Director’s agreement with HCC and HBC set forth in this Agreement may give rise to claims by HCC and HBC against such third party in addition to any other remedy to which they may be entitled at law or in equity.

B-1-4

Section 9.    Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. It is the desire and intent of the parties to this Agreement that the provisions of Section 3, Section 4 and Section 5 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Director, HCC and HBC each consider the restrictions contained in Section 3, Section 4 and Section 5 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any restriction contained in Section 3, Section 4 or Section 5 is unenforceable against any party, the provisions of Section 3, Section 4 or Section 5 (as applicable) shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 9(d).

If to HCC or HBC: Heritage Commerce Corp 150 Almaden Boulevard San Jose, California 95133 Attn.: Walter T. Kaczmarek President and Chief Executive Officer Email Address: walt.kaczmarek@herbank.com

B-1-5

with a copy to (which shall not constitute notice hereunder):

Buchalter, A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn: Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Director, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Director and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HBC, and any purported assignment without such consent shall be null and void. HCC and HBC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Director represents and warrants that Director has carefully read this Agreement; that Director executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Director has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

B-1-6

IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

HERITAGE COMMERCE CORP

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:
Name:	Walter T. Kaczmarek
Title:	Chief Executive Officer

DIRECTOR

Print Name:

Address for Notices:

Email Address:

SCHEDULE B-1

(Non-Competition, Non-Solicitation and Non-Disclosure Agreement)

EXHIBIT B-2

(Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement

for Directors listed on Schedule B-2)

NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 16, 2019, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned director (“Director”) of Presidio Bank, a California banking corporation (“Presidio”). This Agreement shall become effective on the Effective Time of the Merger (defined below).

RECITALS

A. Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B. Director is a director of Presidio and beneficial owner of Presidio common stock and is entitled to receive the Merger Consideration. Director holds restricted stock units of Presidio (“RSUs”) that will be converted into shares of HCC common as provided in the Merger Agreement. Director holds stock options issued by Presidio that will be assumed by HCC and become exercisable into HCC Common Stock as provided in the Merger Agreement. Therefore, Director is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement.

C.    As a condition and an inducement to the willingness of HCC and HBC to enter into the Merger Agreement, and to protect the goodwill, trade secrets and other intellectual property of Presidio from and after the Effective Time of the Merger, Director agrees to refrain from competing with and using trade secrets or soliciting customers or employees of Presidio and, from and after the Effective Time of the Merger, HBC as successor to Presidio, in accordance with the terms of this Agreement.

D.    Director and HCC and HBC intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 and further intend for it to be fully enforceable.

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the merger agreement, and intending to be legally bound hereby, Director, HCC and HBC agree as follows:

Section 1.    Definitions. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement the following terms have the following meanings.

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“Applicable Period” means from and after the Effective Time of the Merger for the period ending 24 months after the Effective Time of the Merger.1

“Customer” means any Person with whom Presidio has an existing relationship for Financial Services (as defined below) from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Business” means the provision of Financial Services conducted by Presidio at any time from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking or financial services provided by a Financial Institution (including any Financial Institution in formation), including the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, consumer and other loans; the issuance, origination, sale and servicing of letters of credit; the solicitation and provision of deposit services and services related thereto; and the provision of wire transfer, direct payment, foreign currency exchange, and other customary community banking services provided by Presidio prior to the Effective Time of the Merger.

“Prospective Customer” means any Person with whom Presidio, to Director’s knowledge, has specifically pursued a relationship to provide Financial Services at any time between the date of execution of the Merger Agreement and the Effective Time of the Merger.

“Restricted Area” means the following counties located in the State of California, Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma.

“Trade Secrets” means all information recognized as a “trade secret” under California’s Uniform Trade Secrets Act, and includes information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, lists of Customers and Prospective Customers, the identity of Customers and Prospective Customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of Presidio and HCC, HBC and their respective Subsidiaries of which Director has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of Presidio or, if applicable, HCC or HBC, or as a result of the transactions contemplated by the Merger Agreement.

Section 2.    Acknowledgements by Director: Director acknowledges that:

(a)    HCC and HBC would not enter into the Merger Agreement unless Director agrees not to enter into an activity that is competitive with or similar to the Business in violation of this Agreement. This Agreement is a material inducement for HCC and HBC to enter into the Merger Agreement. Accordingly, Director is entering into this Agreement with HCC and HBC to induce each of them to enter into the Merger Agreement.

(b)    By virtue of Director’s position with Presidio, Director has developed considerable expertise in the business operations of Presidio and has access to Trade Secrets of Presidio. Director

[1]	For one scheduled director 12 months for Section 3 and 24 months for Section 4.

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recognizes that HCC and HBC would be irreparably damaged, and its substantial investment in Presidio materially impaired, if Director were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Director were to solicit employees of Presidio or HBC as successor to Presidio from and after the Effective Time of the Merger in violation of the terms of this Agreement. Accordingly, Director is voluntarily entering into this Agreement and acknowledge that the terms and conditions of this Agreement are fair and reasonable to Director in all respects.

Section 3.    Non-competition. During the Applicable Period, Director shall not directly or indirectly without the prior written consent of HBC (which consent will not be unreasonably withheld by HBC), be connected as a director, executive officer, managing member manager or general partner engaged with, any Financial Institution in providing Financial Services in the Restricted Area.

Section 4.    Non-solicitation. During the Applicable Period on behalf of any Financial Institution, Director will not directly or indirectly:

(a)    take any affirmative action to attempt to solicit for hire (in any capacity), any Person who was an officer or employee of Presidio or, from and after the Effective Time of the Merger, HBC as successor to Presidio;

(b)    solicit or aid in the solicitation of any Customer or Prospective Customer for Financial Services, or

(c)    induce or attempt to induce any Person who is a Customer or Prospective Customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio as of the date of this Agreement or immediately prior to the Effective Time of the Merger or HBC, as applicable, in each case, to terminate such Person’s relationships with HBC as successor to Presidio or disparage the goodwill of HCC, HBC or Presidio. As used in this Agreement “solicitation” or “solicit” includes by personal contact, telephone, facsimile, social media, internet, mail, email or other form of communication specifically directed to the employee, Customer or Prospective Customer.

The prohibitions set forth in this Section 4 shall not apply to general solicitations or the general advertising or general solicitations not specifically directed at such Person(s).

Section 5.    Trade Secrets.

(a)    Other than for the benefit of Presidio, or as otherwise approved by Presidio, and, after the Effective Time of the Merger, other than for the benefit of HCC and/or HBC or as otherwise approved by HCC or HBC (at their respective sole and absolute discretion) in writing, Director (i) shall make no use of the Trade Secrets, or any part thereof, (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of HBC, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Director, to HBC.

(b)    Notwithstanding any provision of this Agreement to the contrary, Director may disclose or reveal any information, whether including in whole or in part any Trade Secrets, that Director is required to disclose or reveal under any applicable Law or is otherwise required to disclose or reveal by any Governmental Entity, provided that Director makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by any applicable Law, gives HBC prompt notice of such requirement in advance of such disclosure and exercises reasonable efforts to preserve the

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confidentiality of such Trade Secrets, including, by reasonably cooperating with HCC and HBC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Trade Secrets by the Governmental Entity or other recipient of the Trade Secrets.

(c)    Pursuant to 18 U.S.C. 1833(b), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

Section 6.    Independence of Obligations. The covenants of Director set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Director, on the one hand, and HCC or HBC on the other, and the existence of any claim or cause of action by Director against Presidio, HCC, HBC, or any of their respective Affiliates (or the existence of any claim or cause of action by HCC or HBC against Director, as the case may be), shall not constitute a defense to the enforcement of such covenants against Director, or against HCC or HBC, as applicable.

Section 7.    Termination.

(a)    This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger in accordance with its terms.

(b)    Unless sooner terminated pursuant to subsection (a) of this Section 7, the obligations of Director under Section 3 and Section 4 shall terminate at the end of the Applicable Period.

(c)    Unless sooner terminated under subsection (a) of this Section 7, and except as provided in subsection (b) of this Section 7, the obligations of Director under this Agreement shall terminate only on the mutual agreement of Director, on the one hand, and HCC or HBC, on the other hand.

Section 8.    Specific Performance. Director acknowledges and agrees that irreparable injury will result to HCC and HBC in the event of a breach of any of the provisions of this Agreement and that HCC and HBC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC and HBC may have, Director agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Director or any Affiliates, agents, or any other persons acting for or with Director in any capacity whatsoever, is an appropriate remedy for any such breach and that Director will not oppose the granting of such relief on the basis that HCC and HBC has an adequate remedy at law. Director submits to the jurisdiction of such court in any such action. In addition, HCC and HBC shall have the right to inform any third party that HCC and HBC reasonably believes to be, or to be contemplating, participating with Director or receiving from Director assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC and HBC under this Agreement, and that participation by any such persons with Director in activities in violation of Director’s agreement with HCC and HBC set forth in this Agreement may give rise to claims by HCC and HBC against such third party in addition to any other remedy to which they may be entitled at law or in equity.

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Section 9.    Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. It is the desire and intent of the parties to this Agreement that the provisions of Section 3, Section 4 and Section 5 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Director, HCC and HBC each consider the restrictions contained in Section 3, Section 4 and Section 5 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any restriction contained in Section 3, Section 4 or Section 5 is unenforceable against any party, the provisions of Section 3, Section 4 or Section 5 (as applicable) shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 9(d).

If to HCC or HBC: Heritage Commerce Corp 150 Almaden Boulevard San Jose, California 95133 Attn.: Walter T. Kaczmarek President and Chief Executive Officer Email Address: walt.kaczmarek@herbank.com

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with a copy to (which shall not constitute notice hereunder):

Buchalter, A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn: Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Director, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Director and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HBC, and any purported assignment without such consent shall be null and void. HCC and HBC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Director represents and warrants that Director has carefully read this Agreement; that Director executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Director has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

HERITAGE COMMERCE CORP

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:
Name:	Walter T. Kaczmarek
Title:	Chief Executive Officer

DIRECTOR

Print Name:
Address for Notices:

Email Address:

SCHEDULE B-2

(Non-Competition, Non-Solicitation and Non-Disclosure Agreement)

EXHIBIT B-3

(Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement

for Executive Officers listed on Schedule B-3)

NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 16, 2019, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned executive officer (“Executive”) of Presidio Bank, a California banking corporation (“Presidio”). This Agreement shall become effective on the Effective Time of the Merger (defined below).

RECITALS

A. Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B. Executive is an executive officer of Presidio and beneficial owner of Presidio common stock and is entitled to receive the Merger Consideration. Executive holds restricted stock units of Presidio (“RSUs”) that will be converted into shares of HCC common as provided in the Merger Agreement. Executive holds stock options issued by Presidio that will be assumed by HCC and become exercisable into HCC Common Stock as provided in the Merger Agreement. Therefore, Executive is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement.

C.    As a condition and an inducement to the willingness of HCC and HBC to enter into the Merger Agreement, and to protect the goodwill, trade secrets and other intellectual property of Presidio from and after the Effective Time of the Merger, Executive agrees to refrain from competing with and using trade secrets or soliciting customers or employees of Presidio and, from and after the Effective Time of the Merger, HBC as successor to Presidio, in accordance with the terms of this Agreement.

D.    Executive and HCC and HBC intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 and further intend for it to be fully enforceable.

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the merger agreement, and intending to be legally bound hereby, Executive, HCC and HBC agree as follows:

Section 1.    Definitions. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement the following terms have the following meanings.

“Applicable Period” means from and after the Effective Time of the Merger for the period ending 24 months after the Effective Time of the Merger.

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“Customer” means any Person with whom Presidio has an existing relationship for Financial Services (as defined below) from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Business” means the provision of Financial Services conducted by Presidio at any time from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking or financial services provided by a Financial Institution (including any Financial Institution in formation), including the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, consumer and other loans; the issuance, origination, sale and servicing of letters of credit; the solicitation and provision of deposit services and services related thereto; and the provision of wire transfer, direct payment, foreign currency exchange, and other customary community banking services provided by Presidio prior to the Effective Time of the Merger.

“Prospective Customer” means any Person with whom Presidio, to Executive’s knowledge, has specifically pursued a relationship to provide Financial Services at any time between the date of execution of the Merger Agreement and the Effective Time of the Merger.

“Restricted Area” means the following counties located in the State of California, Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma.

“Trade Secrets” means all information recognized as a “trade secret” under California’s Uniform Trade Secrets Act, and includes information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, lists of Customers and Prospective Customers, the identity of Customers and Prospective Customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of Presidio and HCC, HBC and their respective Subsidiaries of which Executive has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of Presidio or, if applicable, HCC or HBC, or as a result of the transactions contemplated by the Merger Agreement.

Section 2.    Acknowledgements by Executive: Executive acknowledges that:

(a)    HCC and HBC would not enter into the Merger Agreement unless Executive agrees not to enter into an activity that is competitive with or similar to the Business in violation of this Agreement. This Agreement is a material inducement for HCC and HBC to enter into the Merger Agreement. Accordingly, Executive is entering into this Agreement with HCC and HBC to induce each of them to enter into the Merger Agreement.

(b)    By virtue of Executive’s position with Presidio, Executive has developed considerable expertise in the business operations of Presidio and has access to Trade Secrets of Presidio. Executive recognizes that HCC and HBC would be irreparably damaged, and its substantial investment in Presidio materially impaired, if Executive were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Executive were to solicit employees of Presidio or HBC as successor to Presidio from and after the Effective Time of the Merger in violation of the terms of this Agreement.

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Accordingly, Executive is voluntarily entering into this Agreement and acknowledge that the terms and conditions of this Agreement are fair and reasonable to Executive in all respects.

Section 3.    Non-competition. During the Applicable Period, Executive shall not directly or indirectly without the prior written consent of HBC (which consent will not be unreasonably withheld by HBC), own, manage, operate, control, or have any interest in the ownership, management, operation, or control of or be connected as a shareholder, member, partner, principal, director, officer, manager, investor, organizer, founder, trustee, employee, advisor, consultant, agent, or representative of or with, any Financial Institution engaged in providing Financial Services in the Restricted Area. Notwithstanding anything to the contrary Executive shall not be prohibited from making a passive investment not to exceed 5% of the outstanding shares of any class of equity securities of another Financial Institution.

Section 4.    Non-solicitation. During the Applicable Period on behalf of any Financial Institution, Executive will not directly or indirectly:

(a)    take any affirmative action to attempt to solicit for hire (in any capacity), any Person who was an officer or employee of Presidio or, from and after the Effective Time of the Merger, HBC as successor to Presidio;

(b)    solicit or aid in the solicitation of any Customer or Prospective Customer for Financial Services, or

(c)    induce or attempt to induce any Person who is a Customer or Prospective Customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio as of the date of this Agreement or immediately prior to the Effective Time of the Merger or HBC, as applicable, in each case, to terminate such Person’s relationships with HBC as successor to Presidio or disparage the goodwill of HCC, HBC or Presidio. As used in this Agreement “solicitation” or “solicit” includes by personal contact, telephone, facsimile, social media, internet, mail, email or other form of communication specifically addressed to the employee, Customer or Prospective Customer.

The prohibitions set forth in this Section 4 shall not apply to general solicitations or the general advertising or general solicitations not specifically directed at such Person(s).

Section 5.    Trade Secrets.

(a)    Other than for the benefit of Presidio, or as otherwise approved by Presidio, and, after the Effective Time of the Merger, other than for the benefit of HCC and/or HBC or as otherwise approved by HCC or HBC (at their respective sole and absolute discretion) in writing, Executive (i) shall make no use of the Trade Secrets, or any part thereof, (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of HBC, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Executive, to HBC.

(b)    Notwithstanding any provision of this Agreement to the contrary, Executive may disclose or reveal any information, whether including in whole or in part any Trade Secrets, that Executive is required to disclose or reveal under any applicable Law or is otherwise required to disclose or reveal by any Governmental Entity, provided that Executive makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by any applicable Law, gives HBC prompt notice of such requirement in advance of such disclosure and exercises reasonable efforts to preserve the confidentiality of such Trade Secrets, including, by reasonably cooperating with HCC and HBC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Trade Secrets by the Governmental Entity or other recipient of the Trade Secrets.

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(c)    Pursuant to 18 U.S.C. 1833(b), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

Section 6.    Independence of Obligations. The covenants of Executive set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Executive, on the one hand, and HCC or HBC on the other, and the existence of any claim or cause of action by Executive against Presidio, HCC, HBC, or any of their respective Affiliates (or the existence of any claim or cause of action by HCC or HBC against Executive, as the case may be), shall not constitute a defense to the enforcement of such covenants against Executive, or against HCC or HBC, as applicable.

Section 7.    Termination.

(a)    This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger in accordance with its terms.

(b)    Unless sooner terminated pursuant to subsection (a) of this Section 7, the obligations of Executive under Section 3 and Section 4 shall terminate at the end of the Applicable Period.

(c)    Unless sooner terminated under subsection (a) of this Section 7, and except as provided in subsection (b) of this Section 7, the obligations of Executive under this Agreement shall terminate only on the mutual agreement of Executive, on the one hand, and HCC or HBC, on the other hand.

Section 8.    Specific Performance. Executive acknowledges and agrees that irreparable injury will result to HCC and HBC in the event of a breach of any of the provisions of this Agreement and that HCC and HBC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC and HBC may have, Executive agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Executive or any Affiliates, agents, or any other persons acting for or with Executive in any capacity whatsoever, is an appropriate remedy for any such breach and that Executive will not oppose the granting of such relief on the basis that HCC and HBC has an adequate remedy at law. Executive submits to the jurisdiction of such court in any such action. In addition, HCC and HBC shall have the right to inform any third party that HCC and HBC reasonably believes to be, or to be contemplating, participating with Executive or receiving from Executive assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC and HBC under this Agreement, and that participation by any such persons with Executive in activities in violation of Executive’s agreement with HCC and HBC set forth in this Agreement may give rise to claims by HCC and HBC against such third party in addition to any other remedy to which they may be entitled at law or in equity.

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Section 9.    Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. It is the desire and intent of the parties to this Agreement that the provisions of Section 3, Section 4 and Section 5 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Executive, HCC and HBC each consider the restrictions contained in Section 3, Section 4 and Section 5 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any restriction contained in Section 3, Section 4 or Section 5 is unenforceable against any party, the provisions of Section 3, Section 4 or Section 5 (as applicable) shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 9(d).

If to HCC or HBC: Heritage Commerce Corp 150 Almaden Boulevard San Jose, California 95133 Attn.: Walter T. Kaczmarek President and Chief Executive Officer Email Address: walt.kaczmarek@herbank.com

B-3-5

with a copy to (which shall not constitute notice hereunder):

Buchalter, A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn: Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Executive, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Executive and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HBC, and any purported assignment without such consent shall be null and void. HCC and HBC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Executive represents and warrants that Executive has carefully read this Agreement; that Executive executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Executive has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

HERITAGE COMMERCE CORP

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

EXECUTIVE

Print Name:

Address for Notices:

Email Address:

SCHEDULE B-3

(Non-Competition, Non-Solicitation and Non-Disclosure Agreement)

EXHIBIT B-4

Form of Non-Solicitation and Non-Disclosure Agreement for Certain Executive Officers

listed on Schedule B-4

NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 16, 2019, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned executive (“Executive”) of Presidio Bank, a California banking corporation (“Presidio”). This Agreement shall become effective on the Effective Time of the Merger (defined below).

RECITALS

A. Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B. Executive is an executive officer of Presidio and beneficial owner of Presidio common stock and is entitled to receive the Merger Consideration. Executive holds restricted stock units of Presidio (“RSUs”) that will be converted into shares of HCC common as provided in the Merger Agreement. Executive holds stock options issued by Presidio that will be assumed by HCC and become exercisable into HCC Common Stock as provided in the Merger Agreement. Executive is also receiving certain change in control and/or other payments under Executive’s current employment agreement with Presidio dated [*], which contract is not being assumed by HBC. Therefore, Executive is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement.

C.    As a condition and an inducement to the willingness of HCC and HBC to enter into the Merger Agreement, and to protect the goodwill, trade secrets and other intellectual property of Presidio from and after the Effective Time of the Merger, Executive agrees to refrain from using trade secrets or soliciting customers or employees of Presidio and, from and after the Effective Time of the Merger, HBC as successor to Presidio, in accordance with the terms of this Agreement.

D.    Executive and HCC and HBC intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 and further intend for it to be fully enforceable.

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the merger agreement, and intending to be legally bound hereby, Executive, HCC and HBC agree as follows:

Section 1.    Definitions. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement the following terms have the following meanings.

B-4-1

“Applicable Period” means from and after the Effective Time of the Merger for the period ending 24 months after the Effective Time of the Merger.

“Customer” means any Person with whom Presidio has an existing relationship for Financial Services (as defined below) from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Business” means the provision of Financial Services conducted by Presidio at any time from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking or financial service provided by a Financial Institution (including any Financial Institution in formation), including the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, consumer and other loans; the issuance, origination, sale and servicing of letters of credit; the solicitation and provision of deposit services and services related thereto; and the provision of wire transfer, direct payment, foreign currency exchange, and other customary community banking services provided by Presidio prior to the Effective Time of the Merger.

“Prospective Customer” means any Person with whom Presidio, to Executive’s knowledge, has specifically pursued a relationship to provide Financial Services at any time between the date of execution of the Merger Agreement and the Effective Time of the Merger.

“Restricted Area” means the following counties located in the State of California, Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma.

“Trade Secrets” means all information recognized as a “trade secret” under California’s Uniform Trade Secrets Act, and includes information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, lists of Customers and Prospective Customers, the identity of Customers and Prospective Customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of Presidio and HCC, HBC and their respective Subsidiaries of which Executive has acquired, or may hereafter acquire, knowledge and possession as a shareholder, executive, director, officer or employee of Presidio or, if applicable, HCC or HBC, or as a result of the transactions contemplated by the Merger Agreement.

Section 2.    Acknowledgements by Executive: Executive acknowledges that:

(a)    HCC and HBC would not enter into the Merger Agreement unless Executive agrees not to enter into an activity that is competitive with or similar to the Business in violation of this Agreement. This Agreement is a material inducement for HCC and HBC to enter into the Merger Agreement. Accordingly, Executive is entering into this Agreement with HCC and HBC to induce each of them to enter into the Merger Agreement.

(b)    By virtue of Executive’s position with Presidio, Executive has developed considerable expertise in the business operations of Presidio and has access to Trade Secrets of Presidio. Executive recognizes that HCC and HBC would be irreparably damaged, and its substantial investment in Presidio materially impaired, if Executive were to disclose or make use of any Trade Secrets in violation

B-4-2

of the terms of this Agreement, or if Executive were to solicit employees of Presidio or HBC as successor to Presidio from and after the Effective Time of the Merger in violation of the terms of this Agreement. Accordingly, Executive is voluntarily entering into this Agreement and acknowledge that the terms and conditions of this Agreement are fair and reasonable to Executive in all respects.

Section 3.    Non-solicitation. During the Applicable Period on behalf of any Financial Institution, Executive will not directly or indirectly:

(a)    take any affirmative action to attempt to solicit or solicit for hire (in any capacity), any Person who was an officer or employee of Presidio or, from and after the Effective Time of the Merger, HBC as successor to Presidio;

(b)    solicit or aid in the solicitation of any Customer or Prospective Customer for Financial Services, or

(c)    induce or attempt to induce any Person who is a Customer or Prospective Customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio as of the date of this Agreement or immediately prior to the Effective Time of the Merger or HBC, as applicable, in each case, to terminate such Person’s relationships with HBC as successor to Presidio or disparage the goodwill of HCC, HBC or Presidio. As used in this Agreement “solicitation” or “solicit” includes by personal contact, telephone, facsimile, social media, internet, mail, email or other form of communication specifically addressed to the employee, Customer or Prospective Customer.

The prohibitions set forth in this Section 3 shall not apply to general solicitations or the general advertising or general solicitations not specifically directed at such Person(s).

Section 4.    Trade Secrets.

(a)    Other than for the benefit of Presidio, or as otherwise approved by Presidio, and, after the Effective Time of the Merger, other than for the benefit of HCC and/or HBC or as otherwise approved by HCC or HBC (at their respective sole and absolute discretion) in writing, Executive (i) shall make no use of the Trade Secrets, or any part thereof, (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of HBC, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Executive, to HBC.

(b)    Notwithstanding any provision of this Agreement to the contrary, Executive may disclose or reveal any information, whether including in whole or in part any Trade Secrets, that Executive is required to disclose or reveal under any applicable Law or is otherwise required to disclose or reveal by any Governmental Entity, provided that Executive makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by any applicable Law, gives HBC prompt notice of such requirement in advance of such disclosure and exercises reasonable efforts to preserve the confidentiality of such Trade Secrets, including, by reasonably cooperating with HCC and HBC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Trade Secrets by the Governmental Entity or other recipient of the Trade Secrets.

(c)    Pursuant to 18 U.S.C. 1833(b), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

B-4-3

Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

Section 5.    Independence of Obligations. The covenants of Executive set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Executive, on the one hand, and HCC or HBC on the other, and the existence of any claim or cause of action by Executive against Presidio, HCC, HBC, or any of their respective Affiliates (or the existence of any claim or cause of action by HCC or HBC against Executive, as the case may be), shall not constitute a defense to the enforcement of such covenants against Executive, or against HCC or HBC, as applicable.

Section 6.    Termination.

(a)    This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger in accordance with its terms.

(b)    Unless sooner terminated pursuant to subsection (a) of this Section 6, the obligations of Executive under Section 3 shall terminate at the end of the Applicable Period.

(c)    Unless sooner terminated under subsection (a) of this Section 6, and except as provided in subsection (b) of this Section 6, the obligations of Executive under this Agreement shall terminate only on the mutual agreement of Executive, on the one hand, and HCC or HBC, on the other hand.

Section 7.    Specific Performance. Executive acknowledges and agrees that irreparable injury will result to HCC and HBC in the event of a breach of any of the provisions of this Agreement and that HCC and HBC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC and HBC may have, Executive agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Executive or any Affiliates, agents, or any other persons acting for or with Executive in any capacity whatsoever, is an appropriate remedy for any such breach and that Executive will not oppose the granting of such relief on the basis that HCC and HBC has an adequate remedy at law. Executive submits to the jurisdiction of such court in any such action. In addition, HCC and HBC shall have the right to inform any third party that HCC and HBC reasonably believes to be, or to be contemplating, participating with Executive or receiving from Executive assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC and HBC under this Agreement, and that participation by any such persons with Executive in activities in violation of Executive’s agreement with HCC and HBC set forth in this Agreement may give rise to claims by HCC and HBC against such third party in addition to any other remedy to which they may be entitled at law or in equity.

Section 8.    Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

B-4-4

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. It is the desire and intent of the parties to this Agreement that the provisions of Section 3 and Section 4 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Executive, HCC and HBC each consider the restrictions contained in Section 3 and Section 4 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any restriction contained in Section 3 and Section 4 is unenforceable against any party, the provisions of Section 3 and Section 4 (as applicable) shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 8(d).

If to HCC or HBC:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95133

Attn.: Walter T. Kaczmarek

           President and Chief Executive Officer

Email Address: walt.kaczmareck@heribank.com

with a copy to (which shall not constitute notice hereunder):

Buchalter, A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn: Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Executive, to the address noted on the signature page hereto.

B-4-5

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Executive and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HBC, and any purported assignment without such consent shall be null and void. HCC and HBC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Executive represents and warrants that Executive has carefully read this Agreement; that Executive executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Executive has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

B-4-6

IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

HERITAGE COMMERCE CORP

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:
Name:	Walter T. Kaczmarek
Title:	Chief Executive Officer

EXECUTIVE

Print Name:

Address for Notices:

Email Address:

SCHEDULE B-4

Non-Solicitation and Non-Disclosure Agreement

EXHIBIT C

FORM OF

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER, dated as of May 16, 2019 (this “Agreement”), is made and entered into by and between Heritage Bank of Commerce, a California banking corporation (“HBC”), and Presidio Bank, a California banking corporation (“Presidio”).

WHEREAS, HBC is a wholly-owned subsidiary of Heritage Commerce Corp, a California corporation (“HCC”); and

WHEREAS, the Boards of Directors of HCC, HBC and Presidio have approved, and deem it advisable and in the best interests of HCC, HBC, Presidio and their respective shareholders, that HBC and Presidio consummate the business transaction provided for in this Agreement in which Presidio would merge with and into HBC (the “Merger”) as contemplated in that certain Agreement and Plan of Merger and Reorganization dated as of [●] [●], 2019 by and among HCC, HBC and Presidio (the “Plan of Merger”), providing, among other things, for the execution and filing of this Agreement and the consummation of the Merger.

NOW, THEREFORE, in consideration of the promises and mutual agreements contained in this Agreement, the parties to this Agreement hereby agree that Presidio shall be merged with and into HBC in accordance with the provisions of the laws of the State of California upon the terms and subject to the conditions set forth as follows:

Section 1.01    The Merger.

(a)    Effective Time. The Merger shall become effective on the date and at the time that this Agreement of Merger, as certified by the California Secretary of State, is filed with the California Department of Business Oversight—Division of Financial Institutions, or as set forth in such filing as provided under Section 4887(b) of the California Financial Code (the “Effective Time”).

(b)    Effect of the Merger. At the Effective Time, Presidio shall be merged with and into HBC and the separate corporate existence of Presidio shall cease. HBC shall be the surviving corporation (the “Surviving Corporation”) in the Merger. The Surviving Corporation shall thereupon succeed, without other transfer, to all rights and properties of, and shall be subject to all the debts and liabilities of, Presidio and the separate existence of Surviving Corporation as a California corporation, with all its purposes, objects, rights, powers, privileges and franchises, shall continue unaffected and unimpaired by the Merger.

(c)    Name of Surviving Corporation. The name of the Surviving Corporation shall be “Heritage Bank of Commerce”.

(d)    Offices. All branch offices of HBC and Presidio which were in lawful operation immediately prior to the Effective Time shall continue to be the branch offices of the Surviving Corporation upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by HBC or Presidio and applicable regulatory authorities after the date of this Agreement.

(e)    Further Actions. Presidio shall execute and deliver any documents and instruments and take all action, as requested by the Surviving Corporation, necessary or desirable to evidence or carry out the Merger.

Section 2.01    Corporate Governance Matters.

(a)    Articles of Incorporation and Bylaws. From and after the Effective Time and until thereafter amended as provided by law, the Articles of Incorporation and Bylaws of HBC as in effect immediately prior to the Effective Time shall be and continue to be the Articles of Incorporation and Bylaws of the Surviving Corporation.

(b)    Board of Directors and Officers. The directors and officers of HBC at the Effective Time will be the directors and officers of the Surviving Corporation until they are removed or their successors are elected and qualified, subject to the addition of any new directors and officers who may be elected or appointed by HBC as contemplated in the Plan of Merger1.

Section 3.01    Treatment of Shares.

(a)    Cancellation of Certain Presidio Common Stock. Each share of Presidio common stock, no par value (“Presidio Common Stock”), that is owned by HCC or Presidio (as treasury stock or otherwise) or any of their respective Subsidiaries, other than those shares held in a fiduciary capacity, will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)    Shares of Presidio. At the Effective Time, by virtue of the Merger, and without any action on the part of the holders of Presidio Common Stock, each share of Presidio Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Presidio Common Stock to be cancelled and retired in accordance with Section 3.01(a) and shares that are “dissenting shares” within the meaning of Chapter 13 of the GCL) shall be converted into the right to receive 2.470 shares (“Per Share Exchange Ratio”) of HCC common stock, no par value (“HCC Common Stock”), together with any cash in lieu of fractional shares.

(c)    Shares of HBC. All shares of HBC Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding.

Section 4.01    Treatment of Stock Options, Restricted Stock and Restricted Stock Units.

(a)    Stock Options. Each outstanding stock option (“Presidio Stock Option”) granted by Presidio to its directors, officers, employees and consultants under the Presidio Equity Plans (as defined below), whether or not vested, shall cease to represent the right to acquire shares of Presidio Common Stock and shall instead be converted automatically into an option to acquire shares of HCC Common Stock as provided below (an “Assumed Option”), and such Assumed

[1]	Names of new directors/executive officers arising from transaction.

Options shall be assumed by HCC on substantially the same terms and conditions as were applicable under the corresponding Presidio Stock Option immediately before the Effective Time, except that after the Effective Time (i) each Assumed Option shall be exercisable (or shall become exercisable by its terms) for a number of shares of HCC Common Stock equal to the product of (A) the number of shares of Presidio Common Stock that would be issuable upon exercise of such Assumed Option outstanding immediately before the Effective Time multiplied by (B) the Per Share Exchange Ratio, rounded to the nearest whole share and (ii) the per share exercise price for the HCC Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient determined by dividing (A) the per share exercise price for such Presidio Stock Option outstanding immediately before the Effective Time by (B) the Per Share Exchange Ratio, rounded to the nearest whole cent. The term “Presidio Equity Plans” means the Presidio 2016 Equity Incentive Plan and the Presidio 2006 Stock Option Plan.

(b)    Restricted Stock Units. At the Effective Time each outstanding restricted stock unit (“Restricted Stock Units”) granted by Presidio to its directors, officers, employees and consultants under the Presidio Equity Plans, whether or not vested, shall cease to represent the right to acquire shares of Presidio Common Stock and shall instead be converted automatically into the right to acquire shares of HCC Common Stock at the Effective Time. The number of shares of HCC Common Stock subject to each Restricted Stock Unit shall be equal to the number of shares of Presidio Common Stock subject to the Restricted Stock Unit immediately prior to the Closing Date multiplied by the Per Share Exchange Ratio, which number of shares of HCC Common Stock shall be delivered to the holders of Restricted Stock Units at Closing, together with cash in lieu of any fractional shares.

(c)    Restricted Stock. Immediately prior to the Effective Time, any vesting conditions applicable to each award of restricted common stock of Presidio granted under a Presidio Equity Plan shall, automatically and without any action on the part of the holder thereof and consistent with the terms of the Presidio Equity Plan, accelerate in full and such restricted stock shall become free of any restrictions and any repurchase right shall lapse, and the holder thereof shall be entitled to receive shares of HCC Common Stock in accordance with the Per Share Exchange Ratio, together with cash in lieu of fractional shares, less any applicable taxes required to be withheld with respect to such vesting.

Section 5.01    Conditions Precedent. The obligations of the parties under this Agreement of Merger shall be subject to the satisfaction or waiver at or prior to the closing of the Merger of all of the conditions to the Merger set forth herein and in the Plan of Merger.

Section 6.01    Procurement of Approvals. HBC and Presidio shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement of Merger, subject to and in accordance with the applicable provisions of the Plan of Agreement, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the governmental authorities as may be required by applicable laws and regulations.

Section 7.01    Termination and Amendment.

(d)    Termination. Notwithstanding the approval of this Agreement by the shareholders of Presidio or HBC, this Agreement shall terminate prior to the Effective Time in the event that the Plan of Merger shall be terminated as therein provided.

(e)    Amendment. This Agreement may be amended by HBC and Presidio at any time prior to the Effective Time without the approval of the shareholders of HBC or Presidio with respect to any of its terms except any change in its principal terms, the terms relating to the form or amount of consideration to be delivered to Presidio shareholders in the Merger or as may otherwise be required by the Plan of Merger or by law. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

(f)    Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, and all of which shall be deemed but one and the same instrument.

[Continued and to be signed on following page]

IN WITNESS WHEREOF, the parties have duly executed this Merger Agreement as of the date first written above.

HERITAGE BANK OF COMMERCE

By:
Keith Wilton
President

By:
Debbie Reuter
Corporate Secretary

PRESIDIO BANK

By:
James R. Woolwine
Chairman

By:
Cheryl Whiteside
Corporate Secretary

DISCLOSURE SCHEDULES